As filed with the Securities and Exchange Commission on February 17, 2009

File No.  __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

TEXAS PETROCHEMICALS INC.
(Exact name of registrant as specified in its charter)

Delaware	20-0863618
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5151 San Felipe, Suite 800 Houston, Texas 77056 (713) 627-7474 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Table of Contents

		Page
Item 1.	BUSINESS	1
Item 1A.	RISK FACTORS	10
Item 2.	FINANCIAL INFORMATION	17
Item 3.	PROPERTIES	36
Item 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	38
Item 5.	DIRECTORS AND EXECUTIVE OFFICERS	40
Item 6.	EXECUTIVE COMPENSATION	43
Item 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	58
Item 8.	LEGAL PROCEEDINGS	59
Item 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	60
Item 10.	RECENT SALES OF UNREGISTERED SECURITIES	68
Item 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED	64
Item 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS	65
Item 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	66
Item 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	66
Item 15.	FINANCIAL STATEMENTS AND EXHIBITS	66

i

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This registration statement and any exhibits to this registration statement may contain or incorporate by reference forward-looking statements that do not directly or exclusively relate to historical facts.  You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import.  Forward-looking statements include information concerning possible or assumed future results of our operations, including statements about the following subjects:

•	business strategies;
•	operating and growth initiatives and opportunities;
•	competitive position;
•	market outlook and trends in our industry;
•	expected financial condition;
•	future cash flows;
•	financing plans;
•	expected results of operations;
•	future capital and other expenditures;
•	availability of raw materials and inventories;
•	plans and objectives of management;
•	future compliance with orders and agreements with regulatory agencies;
•	expected outcomes of negotiations with labor unions;
•	expected outcomes of legal or regulatory proceedings and their expected effects on our results of operations; and
•	any other statements regarding future growth, future cash needs, future operations, business plans and future financial results.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by the forward-looking statements.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described.  You should consider the areas of risk and uncertainty described above, as well as those discussed under “Item 1A–Risk Factors” in this registration statement.  Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.     BUSINESS

Overview

Texas Petrochemicals Inc. is a leading producer of value-added products derived from C4 hydrocarbons.  Our products are sold to producers of a wide range of performance, specialty and intermediate products, including synthetic rubber, fuel additives, plastics and detergents.  We are a leader in North America across our major product lines, including our position as the largest producer of finished butadiene in terms of capacity, the second largest merchant marketer of isobutylenes in terms of capacity and the only exclusively merchant manufacturer of highly reactive polyisobutylene, a major component of dispersants for the fuel and lubrication additive markets. We operate as a value-added merchant processor and marketer, linking our raw material providers with our diverse customer base of niche chemical consumers.  We believe this market position has resulted in stable supplier and customer bases and has enhanced our growth and expansion opportunities.

Our business structure has allowed us to invest in significant growth projects with similarly attractive risk/reward parameters.  Past projects have included our Baytown nonene/tetramer facility (commissioned August 2007) and the completion of our highly reactive polyisobutylene (“HR-PIB”) facilities expansion (commissioned October 2008).

We have three principal processing facilities, located in Houston, Texas, Port Neches, Texas and Baytown, Texas.  Our Houston and Port Neches facilities have an aggregate butadiene extraction capacity of 2.1 billion pounds per year.  These two facilities are located at each end of the 90-mile Texas Butadiene Pipeline Corridor, giving us the unique position of servicing customers from either end of the pipeline.  Our Baytown facility primarily produces nonene and tetramer.  All three locations provide convenient access to other Gulf Coast petrochemicals producers and are connected to several of our customers and raw materials suppliers through an extensive pipeline network.  In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel.

We do business in two principal business segments, C4 Processing and Performance Products.  In the C4 Processing segment, we separate the crude C4 stream into its higher value components--butadiene, butene-1, isobutylene and raffinates. In our Performance Products segment, we produce various grades of isobutylene and we process isobutylene to produce higher-value derivative products such as polyisobutylene and diisobutylene.  We also process refinery grade propylene into nonene, tetramer, propane, and polymer gasoline as a part of our Performance Products segment.  Methyl tertiary-butyl ether (“MTBE”) has historically been a third operating segment, but it is no longer a product focus of our company and is no longer treated as a distinct operating segment.

The primary products in our C4 Processing segment include:

●	butadiene, primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;

●	butene-1, primarily used in the manufacture of plastic resins, fuel additives and synthetic alcohols; and

●	raffinates, used in gasoline blendstock formulations.

The primary products in our Performance Products segment include:

●	high purity isobutylenes (“HPIB”) and isobutylene concentrate, primarily used in the production of specialty rubbers, lubricant additives, detergents and coatings;

●	conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”), primarily used in the production of fuel and lube additives, caulks, adhesives, sealants and packaging;

●	diisobutylene (“DIB”), primarily used in the manufacture of surfactants, plasticizers and resins; and

●	nonene and tetramer, primarily used in the production of plasticizers, surfactants, and lube-oil additives.

Several of our C4 Processing products, such as butene-1 and raffinates, are priced as a percentage of market indices for gasoline.  The price for gasoline varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year.  In addition, we typically have greater demand for our raffinates products during the spring and summer months.  As a result, we have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter.

See Note 10 to our Consolidated Financial Statements as of December 31, 2008 and for the six months ended December 31, 2008 and 2007 and Note 15 to our Consolidated Financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, both of which are included in this registration statement, for additional information about our business segments.

Our Competitive Strengths

We have market-leading facilities and production capabilities in our major product lines. Through our C4 processing operations, we have the largest production capacity of finished butadiene and are the largest producer of butene-1 in North America.  We are one of only two North American crude C4 processors that can separate and purify butene-1 from crude C4.  This asset flexibility differentiates us from other processors with more limited product ranges. In addition, we are the sole producer of chemical grade DIB in North America and the second largest domestic merchant supplier of HPIB to the chemical market.  We hold several patents related to the production of HR-PIB and are the sole supplier, merchant and manufacturer in North America of this specialized product.  Our strong presence and leadership in our product lines have resulted in economies of scale and long-term relationships with many of our major customers and suppliers.

Our contract portfolio enables us to reduce the exposure of a significant amount of our business to fluctuations in feedstock costs, sales prices and energy costs.  Our position as a leading merchant crude C4 processor has allowed us in many cases to secure supply and sales arrangements that provide for formula-based profit margins insulated to some degree from volatility in selling price or feedstock or energy prices.  Please see “−Formula-Based Pricing” below.

We have strong long-term relationships with large, established customers and feedstock suppliers.  We sell to a large number of chemical producers and refiners, including our largest customer The Goodyear Tire and Rubber Company, as well as several others such as The Dow Chemical Company, Afton Chemical Corporation, Lanxess Corporation, Invista S.àr.l., Bridgestone/Firestone Inc., Valero Energy Corporation, Motiva Enterprises LLC, SI Group.  We purchase our raw material feedstocks from a large number of suppliers, including The Dow Chemical Company, Nova Chemicals Corporation, ExxonMobil Corporation, Chevron Phillips Chemical Company LLC, LyondellBasell Industries, British Petroleum, Flint Hills Resources, LP, and Westlake Chemical Corporation.  We have strong, long-tenured relationships with most of these customers and suppliers.  In addition, our principal processing facilities provide convenient access to other Gulf Coast petrochemicals producers and are connected to facilities of several of our customers and suppliers through an extensive pipeline network.

We have an experienced management team.  We have an experienced management team with a diverse background and extensive management expertise in the energy and petrochemicals industries, including significant commercial, marketing, operational, engineering, legal, regulatory, financial, acquisition and business development expertise.

Our Business Strategy

Our strategy is to create stockholder value by improving our existing businesses through commercial, operational and financial excellence, pursuing product line and geographic extensions and acquiring complementary businesses or assets which enhance our existing business.  Specifically, we intend to:

●
Maintain our position as a market leader.  We will seek to maintain our position as one of the leading producers of each of our products by maximizing the use of our existing processing capacity and the value of our feedstock relationships.  We continually seek new opportunities and uses for underutilized facilities.

●
Grow our HR-PIB business.  Demand for HR-PIB is growing at a faster rate than the overall PIB market due to economic and performance advantages that result from its use by our customers.  To capitalize on this demand in the HR-PIB marketplace, we have recently brought our second production unit online at our Houston facility and are now focused on moving commercial HR-PIB production volumes from that unit into the marketplace.  As customer demand for this product globalizes, we intend to expand production and sales into foreign markets.

●
Pursue growth initiatives as part of our efforts to increase profitability.  Over the past several years, we have been reinvesting cash from operations to build on and expand our product offerings into high-margin businesses closely related to our core competencies.  These initiatives include the production of nonene and tetramer from our previously idle Baytown facility and the expansion of polyisobutylene operations at our facility in Houston.  We intend to continue to pursue similar growth initiatives as part of our efforts to diversify our product mix and increase profitability.

Our History

Texas Petrochemicals Inc. is a Delaware corporation formed in 2004.

Our business is a successor to Texas Olefins Company, a company that was founded in 1968 and initially engaged in hydrocarbon trading activities.  In 1984, Texas Olefins Company acquired various assets from Tenneco, Inc., including our Houston facility.  Texas Olefins Company subsequently operated as Texas Petrochemicals Corporation.  In 1996, during a period of strong profitability in the MTBE market, the business was purchased by management and other investors in a leveraged buyout, which ultimately led to the formation of Texas Petrochemicals LP (“TP LP”).

The MTBE market was severely impacted in the early 2000s by regulatory changes in various states, including changes that involved bans on the use of MTBE as an automotive gasoline blending stock.  These factors led to the conclusion that TP LP’s future cash flows would be insufficient to meet its subordinated bond interest payments over the long-term, and that a permanent financial restructuring would be required.  As a result, on July 21, 2003, TP LP and certain of its subsidiaries and other affiliates filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code.

Pursuant to a court-approved plan of reorganization, TP LP was acquired by Texas Petrochemicals Inc., a holding company owned by a new set of stockholders, including previous bondholders and unsecured creditors.  As a result of the plan of reorganization, TP LP and its subsidiaries emerged from its Chapter 11 proceedings on May 6, 2004 as our wholly owned subsidiaries.

On June 27, 2006, we acquired Huntsman Corporation’s Port Neches C4 processing facility located in Port Neches, Texas.  The transaction was complementary to our existing assets due to the facility’s market position, similar design to our Houston facility and strategic geographic location.

Supplier Purchase Agreements

Overview

We purchase the majority of the feedstock for our products under long-term purchase contracts.  At times, we will also purchase feedstock on the spot market, particularly crude C4 which can be imported from the Europe and Middle East regions.  Spot purchases may allow us to increase production to meet demand in excess of available domestic supply.

We purchase feedstock from a number of large chemical producers, including The Dow Chemical Company, Nova Chemicals Corporation, ExxonMobil Corporation, Chevron Phillips Chemical Company LLC, LyondellBasell Industries, British Petroleum, Flint Hills Resources, LP and Westlake Chemical Corporation.  We have strong, long-tenured relationships with most of our suppliers.  In the fiscal year ended June 30, 2008, our top five suppliers accounted for an aggregate of 31.5% of our vendor purchases.  Our top five suppliers accounted for an aggregate of 29.9% of our vendor purchases in the fiscal year ended June 30, 2007.

The raw material input for our C4 Processing extraction process is a mixture of four-carbon compounds commonly referred to as crude C4.  We receive most of our crude C4 from steam crackers, which are designed to process naphtha and natural gas liquids into ethylene and propylene for the production of polyolefins.  Crude C4 is a byproduct of the ethylene and propylene production process and is comprised of six different components.  Processing crude C4 into its more purified components is a capital intensive process.  Generally, the volume of crude C4 produced during the ethylene and propylene production process is small compared to the ethylene output.  Therefore, many ethylene and propylene producers prefer to sell their crude C4 streams rather than process those streams themselves.  Companies such as ours that aggregate and process large quantities of crude C4 into purified components, provide the ethylene industry with a more economical alternative than multiple small inefficient processing units.

The volume of crude C4 produced by the ethylene and propylene producers is driven by the amount of ethylene production and the composition of the steam cracker’s feedstock.  Some major ethylene and propylene producers have the flexibility to vary from light feedstocks, such as natural gas liquids, to heavier feedstocks, such as naphtha and gas oil, or vice versa depending on the economics of the feedstock.  When ethylene and propylene producers process heavier feedstock, greater volumes of crude C4 are produced.  There is also variation in the sub-composition levels of butadiene, butene-1, raffinates, isobutylene, and butane.  Therefore, for similar levels of ethylene production, both the amount of crude C4 and its composition will change depending on the cracker’s feedstock composition.

The increases in the price of oil during our 2008 fiscal year resulted in decreased availability of crude C4.  Due to the fact that oil prices were higher relative to prices of natural gas liquids, ethylene crackers increased their aggregate usage of natural gas liquid feedstocks, which reduced the amount of crude C4 available in the market.  This situation, coupled with increased demand for our end products in fiscal 2008, resulted in our inability to meet 100% of our contractual butadiene and butene-1 sales commitments.  As a result, we were forced to invoke force majeure clauses that exist in almost all of our butadiene and butene-1 sales contracts, which clauses allow us to reduce, or “allocate,” the amount of product we deliver.  We operated on a product allocation basis under force majeure declarations for much of the fiscal year for both of these products.  We believe this was an industry-wide condition, reflecting an industry-wide shortage in supply, and it did not materially affect our relationships with our customers.  Product allocation ended during the first and second quarters of fiscal 2009 for both products, as demand fell in connection with the economic downturn.  We do not anticipate allocation to resume during the remainder of fiscal 2009, given current economic and market conditions.

C4 Processing Raw Material Purchase Contracts

Through contractual arrangements, we receive a defined percentage of our suppliers’ total crude C4 output, varying from 25-100%.  The price that we pay for the crude C4 is based on the composition of butadiene and other components:

●
Butadiene:  Pricing on the butadiene component of the crude C4 feedstock is primarily based on formulas tied to the price at which we sell butadiene, less an extraction allowance factor and an energy adjustment.

●
Butene-1 and isobutylene:  Pricing for the butene-1 and isobutylene components (known as “butylene components”) of the crude C4 feedstock is based on formulas tied to the price of gasoline, the alternative use for the butylene components.

●	Raffinates: Pricing for the raffinates components is based on formulas which are tied to the price of gasoline.

Performance Products Raw Material Purchase Contracts

●
Isobutylene:  We obtain the vast majority of our purchased isobutylene under a long-term agreement with LyondellBasell Industries, which is priced on the value of the isobutylene in alternative products plus a margin.  This formula has butane-based floor and ceiling prices in order to mitigate market volatility for both parties.  We supplement this volume with isobutylene produced from processing crude C4 streams, which is priced based on formulas tied to the price of gasoline.

●
Refinery Grade Propylene:  Pricing for the propylene component is tied to the published market price for refinery grade propylene (monthly posting).  The contained propane is purchased at a published market price based on average index pricing each month.

Sales Contracts

Overview

We enter into two general types of sales arrangements: sales contracts and, occasionally, toll manufacturing agreements.  Toll manufacturing means that we process the raw material supplied to us but owned by the toll customer and return the finished product to the toll customer for a fee.  A majority of our sales contracts have initial terms of two to three years and are, in practice, generally ongoing contracts that can be terminated with one-year notice from either party.  Our sales contracts typically require customers to purchase minimum volumes expressed either in absolute terms or as a percentage of their product needs.

We sell to a large number of chemical producers and refiners, including The Goodyear Tire & Rubber Company, The Dow Chemical Company, Afton Chemical Corporation, Lanxess Corporation, Invista S.àr.l., Bridgestone/Firestone Inc.,

Valero Energy Corporation, Motiva Enterprises LLC, SI Group.  We have strong, long-tenured relationships with most of our customers.  In the fiscal year ended June 30, 2008, our top five customers accounted for an aggregate of 42% of our total sales.  Our top five customers accounted for an aggregate of 47% of our total sales in the fiscal year ended June 30, 2007.  In fiscal 2008, only one customer - The Goodyear Tire & Rubber Company - accounted for more than 10% of our total revenues.

The pricing in our sales contracts fluctuates over time and generally is comprised of component pricing described in greater detail below along with, in some contracts, separate distribution, storage, and aggregation pricing components.  Also see “–Formula-Based Pricing” below.

C4 Processing Sales Contracts

●
Butadiene:  Pricing for butadiene is generally linked to the recognized U.S. Gulf Coast contract market price less a pre-negotiated discount.  The sales prices are averaged together to determine our weighted average sales price, which constitutes the butadiene pricing component of our C4 supply contracts.

●	Butene-1: The sales price of butene-1 is driven by the price of gasoline and typically contains a production margin and an energy cost factor.

●
Raffinates:  Raffinates are priced in relation to gasoline.  Although we purchase the raw material as a percentage of gasoline, there is generally not as much margin insulation in the contracts, as the market price for gasoline and the percentage of the gasoline supply can vary.

Performance Products Sales Contracts

●	HPIB: The sales price is typically based on a formula linked to published butane or isobutane prices and an energy adjustment.

●	PIB: The sales price is typically based on a formula linked to published butane or isobutane prices and an energy adjustment.

●	DIB: The sales price is typically based on a formula linked to published butane or isobutane prices and an energy adjustment.

●	HR-PIB: The sales price is typically based on a formula linked to published butane or isobutane prices and an energy adjustment.

●
Nonene and Tetramer:  Both products are sold using formula pricing that is based on the prior month’s index for refinery grade propylene with a fixed margin.  We have a 10-year off-take contract in place to sell an amount of nonene and tetramer equal to 100% of the initial design capacity of our Baytown facility to a primary, long-standing customer.

Formula-Based Pricing

Due to our strong market positions, we have been able to obtain contractual terms with many of our customers and suppliers that provide for formula-based pricing, with profit margins insulated, to varying degrees, from volatility in selling prices or in energy or feedstock prices.  A large majority of our sales by volume are made under contracts that provide for formula-based pricing.  Similarly, most of our feedstock purchase agreements are also under contracts that provide for formula-based pricing.  As a result, the margins generated by a large majority of our sales by volume result from customer and supplier contracts with pricing formulas that are matched, to some degree, by utilizing the same commodity indices.  For example, the butene-1 component of the crude C4 feedstock we purchase is based on a formula tied to the price of unleaded gasoline; our butene-1 sales prices are likewise driven by the price of unleaded gasoline.

These resulting combinations of customer and supplier contracts present both opportunities and risk as the underlying commodity indices fluctuate.  We purchase our feedstocks weeks before processing and selling the finished products.  Sales price declines for our finished products during the period between purchasing feedstocks and selling the products from those feedstocks could have a significant adverse effect on our financial results, to the extent that we have month-end inventory.  Sales price increases have an opposite, positive effect.  Carrying inventory thus weakens the insulating affects of matching customer and supplier contracts on the same commodity indices.

Some of our contracts are priced based on commodity indices not for the period in which the sale occurs but for either a prior or subsequent time period.  As a result, fluctuations in the value of the commodity during the period in which the sale occurred will not be reflected in the actual price paid by the customer for such product.  This effect is increased when sales contracts are tied to a commodity index in one period, but supply contracts that effectively correspond to such sales contracts are tied to the same commodity index in a different period.  Thus, while the combination of customer and supplier contracts provides insulation to commodity fluctuations, we are nonetheless affected to varying degrees by volatility in the commodity markets.  Downward movement in commodity price indices can result in lower-of-cost-or-market adjustments when the value of our product inventories decreases below cost.  For example, we recorded such an adjustment on our inventory at the end of each of the fiscal quarters ended September 30 and December 31, 2008.  For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The degree of margin insulation we have obtained varies across our products.  Butadiene, butene-1, PIB, HR-PIB, HPIB and nonene/tetramer enjoy a strong degree of insulation, while raffinates and DIB sales formulas are less protected from movements in feedstock prices.  MTBE margins do not benefit from any margin insulation.

The economic crisis that worsened during the latter part of the first quarter of our 2009 fiscal year (our fiscal year ends June 30) has put severe pressure on commodities, including refined oil products and petrochemicals.  During the remainder of the first half of fiscal 2009, global economic conditions rapidly deteriorated, resulting in a significant decline in the prices for oil and oil-related products.  The economic crisis has negatively impacted both feedstock supply and demand for our products, especially in the butadiene marketplace.  We discuss this in further detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competition

The petrochemicals businesses in which we operate are highly competitive.  Many of our competitors are larger and have greater financial resources than we do.  Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies, all of whom generally have their own raw materials resources.  In addition, a significant portion of our business is based on widely available technology (with the exception of our patented HR-PIB process, for which we hold exclusive patents).  Accordingly, barriers to entry, apart from capital availability, may be low in the commodity product section of our business, and the entrance of new competitors may reduce our ability to capture profit margins when there is overcapacity in the industry.  Also, some petroleum-rich countries have recently become more significant participants in the commodity petrochemicals industry and may continue to expand their role in the industry in the future.  Any of these developments may have a negative impact on our financial condition, results of operations and cash flows.  Price, customer service, technology and product performance are the primary factors that drive competition.

Our primary competitors are as follows:

•	In the C4 market, including butene-1 and butadiene, we compete with LyondellBasell Industries, Shell Chemicals, LP and ExxonMobil Corporation.

•	For isobutylene, including HPIB, we compete with LyondellBasell Industries and ExxonMobil Corporation.

•	Our HR-PIB competes with conventional PIB produced by Ineos Group Holdings plc.

•	For nonene and tetramer, we compete with ExxonMobil Corporation, Shell Chemicals, LP and Sunoco, Inc.

MTBE Developments

Through our Houston processing facility, we have historically been one of the leading merchant producers of MTBE in North America.  Our Port Neches, Texas facility has also been a significant merchant producer of MTBE.  MTBE is an automotive gasoline blending stock which reduces carbon monoxide and volatile organic compound emissions and enhances the octane content of gasoline.  MTBE came into high demand in the 1990s to meet the oxygenate mandate imposed on domestic gasoline requirements under the Clean Air Act of 1990.  In August 2005, MTBE was removed from the oxygenate mandate for gasoline as a part of the Energy Policy Act of 2005.  As a result, most U.S. domestic refiners have discontinued their use of MTBE in gasoline in the United States.

We no longer sell MTBE in the United States market, focusing instead on opportunistic sales to export markets.  We no longer produce MTBE at our Port Neches facility and are regularly evaluating whether to continue the production of MTBE for sale from our Houston facility on a going-forward basis.  We are also exploring opportunities to convert our facilities which previously produced MTBE to production of other gasoline blend-stock products.

Legal actions were filed in 2007 and 2008 in several states by local government authorities for alleged property damage and/or costs of remediation and replacement of water supplies due to the presence of MTBE, generally as a result of gasoline leakage from underground storage tanks.  For a description of the legal actions against or affecting us arising from MTBE, please see Item 8 – “Legal Proceedings.”

Environmental and Safety Matters

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of human health and the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials.  In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities.  In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation.  Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liabilities.  Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations.  Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

We are committed to establishing and maintaining compliance with applicable environmental, health, safety (including process safety) and security (“EHS&S”) legal requirements, and we have developed policies and management systems that are intended to identify the various EHS&S legal requirements applicable to our operations and facilities, enhance and assure compliance with applicable requirements, ensure the safety of our employees, contractors, community neighbors and customers, and minimize the production and emission of wastes and other pollutants.  These EHS&S management systems also serve to foster efficiency and improvement and reduce operating risks.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Waste Handling. The United States Resource Conservation and Recovery Act (“RCRA”) and comparable state and foreign statutes, laws or regulations regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes.  In the course of our operations, we generate industrial wastes that are regulated as hazardous wastes.

Comprehensive Environmental Response, Compensation and Liability Act.  The United States Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment.  These persons include the current and past owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site.  Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain environmental studies.  In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes or hydrocarbons may have been released on or under the properties owned by us, or on or under other locations, including off-site locations, where such substances have been taken for disposal.  These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state and foreign laws.  Under such laws, we could be required to remove previously disposed substances and wastes, or remediate contaminated property to prevent future contamination.

To the extent that liabilities arise from operations or events relating to our Port Neches facility that occurred prior to our ownership of the facility, we will generally be entitled to be indemnified by Huntsman for eight years after the June 2006 closing subject to the terms and limitations of the indemnity provisions contained in the Purchase and Sale Agreement with Huntsman.  We can provide no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the liabilities for such matters.

Water Discharges.  The United States Clean Water Act and comparable state and foreign statutes, laws, and regulations impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into regulated waters.  The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency (“EPA”) or an analogous state agency.  Spill prevention, control and countermeasure requirements may require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a petroleum hydrocarbon tank spill, rupture or leak.  Regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Air Emissions.  The United States Clean Air Act and comparable state and foreign statutes, laws and regulations regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements.  Such laws and regulations may require a facility to obtain pre-approval for the construction or modification of projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain or strictly comply with air permits containing various emissions and operational limitations or utilize specific emission control technologies to limit emissions.  In addition, the EPA and other regulatory agencies have developed, and continue to develop, stringent regulations governing emissions of air pollutants at specified sources.  Regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other legal requirements regarding air emissions.  Depending on the state-specific statutory authority, individual states may be able to impose air emissions limitations that are more stringent than the federal standards imposed by the EPA.

Permits and related compliance obligations under the Clean Air Act, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, including the Houston-Galveston-Brazoria ozone non-attainment area, may require our operations to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies.  For example, as part of our efforts to comply with rules changes related to the emissions of nitrogen oxides (“NOx”) from our facilities, we installed two new, low-NOx boilers at each of our Houston and Port Neches facilities in fiscal 2006 through 2008, for a total capital investment of more than $7 million.  Failure to comply with these emission control requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions.  Our facilities may also be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005.  Under the Kyoto Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as “greenhouse gases,” that are suspected of contributing to global warming.  The United States is not currently a participant in the Kyoto Protocol; however, Congress has recently considered proposed legislation directed at reducing “greenhouse gas emissions,” and certain states have adopted legislation, regulations and/or initiatives addressing greenhouse gas emissions from various sources, primarily power plants.  Additionally, on April 2, 2007, the U.S. Supreme Court ruled in Massachusetts v. EPA that the EPA has authority under the Clean Air Act to regulate greenhouse gas emissions from mobile sources, such as cars and trucks.  The Court also held that greenhouse gases fall within the definition of “air pollutant” under the Clean Air Act, which could result in future regulation of greenhouse gas emissions from stationary sources.

Our operations are not adversely impacted by the climate change initiatives currently in effect.  However, it is not possible to estimate accurately how potential future laws or regulations addressing greenhouse gas emissions may impact our business.

In addition to the requirements imposed upon us by law, we also enter into other agreements from time to time with state and local environmental agencies either to avoid the risks of potential regulatory action against us or to implement improvements that exceed current legal requirements.  To that end, we have entered into the following agreements that will require us to reduce our emissions of butadiene and other volatile organic compounds at our Houston facility as described below:

•
In June 2005, we executed a Voluntary Emissions Reduction Agreement (“VERA”) with the Texas Commission on Environmental Quality (“TCEQ”), in which we agreed to reduce emissions of butadiene from three main sources at our Houston facility by fifty percent by the end of December 2008.  We were in substantial compliance with the reduced emissions threshold by the agreed deadline, and are in on-going discussions on continued emission reductions.  In addition to the emissions reductions, we committed to a series of operational initiatives, including the installation of a state-of-the-art fence line monitoring system to detect emissions at our Houston facility.  Similarly, in December 2005, we entered into a Settlement Agreement with the City of Houston (“COH”), in which we agreed to many of the same emissions reductions and operational commitments contained in the VERA in exchange for a global release by COH of potential claims that could be asserted against us related to past emissions events.

•
In January 2009, we signed a Corrective Action Order (“CAO”) with TCEQ related to our Houston facility. As of the date of this filing, the CAO is pending public notice for review and comment, and has not been approved by TCEQ at a public agenda hearing.  Once approved by the TCEQ, the CAO will obligate us to undertake a five-year, $20 million incremental spending program on projects designed to enhance environmental performance that would not normally have been done as part of routine maintenance at our Houston facility.  We also will commit to reduce emissions of volatile organic compounds from discrete emissions events at our Houston facility on a rolling twelve-month basis by more than thirty-five percent of annual pre-CAO levels.

Health and Safety Regulation.  We are subject to the requirements of the United States Occupational Safety and Health Act (“OSHA”) and comparable state statutes, laws and regulations.  These laws and the implementing regulations strictly govern the protection of the health and safety of employees.  The Occupational Safety and Health Administration’s hazard communication standard, the EPA’s community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations.

Our operations are also subject to standards designed to ensure the safety of our processes, including OSHA’s Process Safety Management standard.  The Process Safety Management standard and analogous foreign laws impose requirements on regulated entities relating to the management of hazards associated with highly hazardous chemicals.  Such requirements include conducting process hazard analyses for processes involving highly hazardous chemicals, developing detailed written operating procedures, including procedures for managing change, and evaluating the mechanical integrity of critical equipment.  As a result of a process safety audit of our Houston plant conducted by OSHA’s local office under their process safety Regional Emphasis Program, we entered into a compliance agreement on October 6, 2007 with OSHA, which agreement requires us to implement certain corrective actions on a three-year timetable through approximately June 2010.  We are currently in compliance with all deadlines in the compliance agreement.

Security Regulation.  We are subject to the requirements of the United States Department of Homeland Security’s Chemical Facility Anti-Terrorism Standard at our Baytown facility and the Marine Transportation Security Act at our Houston, Port Neches, and Lake Charles facilities.  These requirements establish minimum standards for security at chemical facilities and marine-based chemical facilities, respectively.  We are currently in the process of determining appropriate facility modifications for compliance with these requirements.  Under the Marine Transportation Security Act, we have been awarded partial grants to assist with compliance at the Port Neches and Houston facilities.

Employees

As of February 13, 2009, we had approximately 500 full-time employees.  In addition, we contract with a third party to provide approximately 200 contract employees to perform routine maintenance on and around our Houston and Port Neches facilities.  Some of the employees at our Port Neches facility are members of six labor unions:  United Steelworkers Local 228, IBEW Local 2286, Boilermakers Local 587, Carpenters Local 502, Technical Control Union and Pipefitters Local 195.  Following the purchase of our Port Neches facility, we commenced negotiations with each of the six unions on new collective bargaining agreements and benefit packages for the employees represented by the unions.  As a result of these negotiations, we entered into separate agreements with each of the unions that ran though February 2009.  In February 2009, we concluded negotiation of an extension of these agreements, resulting in labor agreements covering the approximately 130 employees represented by the unions through February 2012.  The labor agreements all include benefits for the employees and provisions for us such as a “no-strike” clause.

Research and Development Activities

We conduct our principal research and development activities at our plant facilities.  A majority of our research and development spending is dedicated to developing innovative processes, especially for the higher margin, differentiated products within our Performance Products segment.  Expenditures for our research and development activities were approximately $1.7 million, $1.5 million and $1.1 million in the years ended June 30, 2008, 2007, and 2006, respectively.  We funded substantially all these expenditures ourselves.

Patents and Licenses

We presently own, control or hold rights to 31 patents, and we seek patent protection for our proprietary processes where feasible to do so.  We have several patented processes and applications, such as our patents related to HR-PIB and the catalyst mechanism for the polymerization of PIB and DIB, that give certain products differentiated features.  Our patents related to the HR-PIB process generally expire after 2020.   We have acquired technology licenses used in connection with the manufacturing of several of our products.  Generally, these licenses are fully paid and perpetual with respect to our existing production activities.  With technology being a key competitive factor in the markets served by our Performance Products segment and a significant driver to producing the best quality products, these patented processes and licenses enhance our product offerings to our customers.

ITEM 1A.  RISK FACTORS

Cyclicality in the petrochemicals industry may result in reduced volumes or operating margins.

The petrochemicals industry is cyclical and has historically experienced periodic downturns.  Profitability is highly sensitive to supply and demand cycles and product prices.  The cycles are generally characterized by periods of tight supply, leading to high operating rates and margins, followed by periods of oversupply primarily resulting from significant capacity additions, leading to reduced operating rates and lower margins.  Any significant downturn in the end markets for our products or in general economic conditions could result in a material reduction in demand for our products and could harm our business.  We are unable to predict with certainty supply and demand balances, market conditions and other factors that will affect industry operating margins in the future.  In addition, because we only compete in limited segments of the petrochemicals industry and have less diversified operations than most of our competitors, a downturn in one or more of those specific segments may affect us more severely than our competitors who compete more broadly in the industry as a whole.

Volatility in the petrochemicals industry may result in reduced operating margins or operating losses.

Prices for our feedstocks and our finished products are related to the prices in the energy market as a whole, and, as such, can be volatile.  Volatile petrochemicals and gasoline markets could adversely affect our results of operations, even for our contracts which contain varying degrees of margin insulation, in several ways:

•
We purchase our feedstocks weeks before processing and selling the finished products.  Sales price declines for our finished products during the period between purchasing feedstocks and selling the products from those feedstocks could have a significant adverse effect on our financial results to the extent that we have month-end inventory.

•
Some of our contracts are priced based on commodity indexes not for the period in which the sale occurs but for either a prior or subsequent time period.  As a result, fluctuations in the value of the commodity during the period in which the sale occurred will not be reflected in the actual price paid by the customer for such product, which could erode our profit margins or result in losses, even for margin-protected arrangements.

•
A cyclical downturn in the petrochemicals industry could result in both reduced feedstock supplies as well as reduced demand for our finished products, either of which would result in reduced margins both in the aggregate and on a per unit basis.

•
Many of our margins are structured as a percentage of an underlying or related commodity index.  As the price of these commodities decrease, the dollar value of our margins decrease, even though our margins as a percentage of revenues may remain the same.

Our C4 Processing business is subject to seasonality.

Several of our C4 Processing products, such as butene-1 and raffinates, are priced as a percentage of market indices for gasoline.  The price for gasoline varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year.  In addition, we typically have greater demand for our raffinates products during the spring and summer months.  As a result, we have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter.

The loss of a large customer, or failure to retain contracts from an existing customer, could significantly reduce our profitability and cash flows.

A small number of our customers account for a significant percentage of our total sales.  In the fiscal year ended June 30, 2008, our top five customers accounted for an aggregate of 42% of our total sales.  Our top five customers accounted for an aggregate of 47% of our total sales in the fiscal year ended June 30, 2007.  Although we believe our relationships with our largest customers are good, we could lose a large customer for a variety of reasons, including as a result of a merger or consolidation.  In addition, customers are increasingly pursuing arrangements with suppliers that can meet a larger portion of their needs on a more global basis.  The loss of one or more of our large customers could have a material adverse impact on our financial condition, results of operations and cash flows.

Our industry is highly competitive and, if we are unable to compete successfully, our financial condition, results of operations and cash flows will be adversely affected.

The petrochemicals industry is, generally, highly competitive.  Many of our competitors are larger and have greater financial resources than we do.  Among our competitors are some of the world’s largest chemical companies and major integrated petroleum companies that have their own raw materials resources.  In addition, a significant portion of our business is based on widely available technology.  Accordingly, barriers to entry, apart from capital availability, may be low in the commodity product section of our business, and the entrance of new competitors may reduce our ability to maintain profit margins in circumstances where capacity utilization in the industry is diminishing.  Also, some petroleum-rich countries have recently become more significant participants in the petrochemicals industry and may expand their petrochemicals operations significantly in the future.  Any significant increases in competition from existing or new industry participants could have a material adverse impact on our financial condition, results of operations and cash flows.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We are subject to extensive federal, state and local laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials.  In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities.  Our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation.  Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations and product distribution/sales, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability.

In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws or regulations, and inspection and enforcement policies, as well as resulting higher compliance costs, which might affect the handling, manufacture, use, emission, disposal or remediation of products, other materials or hazardous and non-hazardous waste, and we cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations.  Those liabilities and costs may be material.

The operation of any chemical manufacturing plant entails risk of adverse environmental events, including exposure to chemical products and byproducts from operations, and we can provide no assurance that material costs or liabilities will not be incurred to rectify any such damage.  Although we seek to take preventive action, our operations are inherently subject to accidental spills, discharges or other releases of hazardous substances that may make us liable to governmental entities or private parties. This may involve contamination associated with our current and former facilities, facilities to which we sent wastes or by-products for treatment or disposal and other contamination. Accidental discharges may occur in the future, future action may be taken in connection with past discharges, governmental agencies may assess damages or penalties against us in connection with any past or future contamination, or third parties may assert claims against us for damages allegedly arising out of any past or future contamination. In addition, we may be liable for existing contamination related to certain of our facilities for which, in some cases, we believe third parties are liable in the event such third parties fail to perform their obligations.

For more detailed information relating to the environment and safety regulations to which our operations are subject, please read “Business–Environmental and Safety Matters” under Item 1.

We are subject to claims associated with our production of MTBE.

Through our Houston, Texas processing facility, we have been one of the leading producers of MTBE in North America.  Our Port Neches, Texas facility has also been a significant producer of MTBE.  MTBE is a motor gasoline blending stock which reduces carbon monoxide and volatile organic compound emissions and enhances the octane content of gasoline.  MTBE came into high demand in the 1990s to meet the oxygenate mandate imposed on domestic gasoline requirements under the Clean Air Act of 1990.  As a result of the enactment of the Energy Bill in August 2005, the oxygenate mandate has been eliminated from the regulatory framework for gasoline.  As a result, most U.S. domestic refiners have discontinued their use of MTBE in gasoline in the United States.  We no longer sell MTBE in the United States market, focusing instead on opportunistic sales in export markets.  We no longer produce MTBE at our Port Neches facility and are regularly evaluating the production and sale of MTBE from our Houston facility on a going-forward basis.

Legal actions were filed in 2007 and 2008 in several states by local government authorities for alleged property damage and/or costs of remediation and replacement of water supplies due to the potential presence of MTBE, generally as a result of gasoline leakage from underground storage tanks.  Please read “Business–MTBE Developments” under Item 1 and “Legal Proceedings” under Item 8 for a description of legal proceedings against or affecting us arising from MTBE.  There can be no assurance, however, as to what amount of time it will take to resolve these lawsuits and related issues or the degree of any adverse affect these matters may have on our financial condition and results of operations.  A substantial settlement payment or judgment could result in a significant decrease in our working capital and liquidity and recognition of a loss in our consolidated statement of operations.

New regulations concerning the production, transportation, use and disposal of hazardous chemicals and the security of chemical manufacturing facilities could result in higher operating costs.

Some of the raw materials we use and products we generate can be considered to be hazardous materials or substances.  For example, butadiene has been identified as a carcinogen in laboratory animals at high doses and is being studied for its potential adverse health effects on humans.  Effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene.  Future studies on the health effects of butadiene may result in additional regulations that further restrict the use of, and exposure to, butadiene.  Additional regulation of butadiene or other products or materials used in or generated by our operations could require us to change our operations, and these changes could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, targets such as chemical manufacturing facilities may be at greater risk of terrorist attacks than other targets in the United States.  The chemical industry responded to the issues surrounding the terrorist attacks of September 11,

2001 through initiatives relating to the security of chemicals industry facilities and the transportation of hazardous chemicals in the United States.  In addition, local, state and federal governmental authorities have instituted various regulatory processes that could lead to new regulations impacting the security of chemical plant locations and the transportation of hazardous chemicals.  Any substantial increase in costs attributable to complying with such new regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our efforts to obtain suitable quantities or qualities of raw material feedstock may not be successful, in which case our financial condition, results of operations and cash flows plans may be adversely affected.

Our contracts with certain key suppliers obligate us to purchase a percentage of the output from a given facility, as opposed to a fixed volume.  The contracts contain volume estimates, but the actual amount purchased varies on what is actually produced by the supplier.  The amounts our suppliers can produce are not tied to the amounts our customers need.  Therefore if customer demand drops without a corresponding drop in supplier production, inventories may dramatically increase and result in significantly increased exposure to commodity price volatility.  Similarly, if supplier production decreases without a corresponding drop in customer demand, inventories may dramatically decrease and put us at risk of default in our customer contracts.  Moreover, to the extent that we are unable to obtain additional feedstock from current suppliers or other sources, our ability to grow our business could be constrained.

Even if we can obtain raw material feedstock at cost effective prices, the quantity and type of such feedstock may not be sufficient to meet our production needs.  Composition of the raw material feedstock varies greatly by source.  In particular, crude C4 can be created by a variety of means, each resulting in a different mixture of the sub-component compounds vital to our production methods.  A disproportionate amount of one sub-component over another in raw material feedstock can directly affect the types and quantities of products we can produce from our operations.  While we contractually obligate our suppliers to certain minimum amounts of four-carbon compounds in the raw material feedstocks, there is typically an allowed margin of error.  Furthermore, some contracts do not specify a minimum amount of one sub-component over another due to the variation in crude C4 production by our suppliers.  This creates uncertainty as to whether we will have enough of a particular sub-component to meet our production needs.  Finally, there is no guarantee that new sources of raw material feedstocks will have the same sub-component makeup as existing sources.

The increases in the price of oil during our 2008 fiscal year resulted in decreased availability of crude C4.  Due to the fact that oil prices were higher relative to prices of natural gas liquids, ethylene producers increased their aggregate usage of natural gas liquid feedstocks, which reduced the amount of crude C4 available in the market.  This situation, coupled with increased demand for our end products in fiscal 2008, resulted in our inability to meet 100% of our contractual butadiene and butene-1 sales commitments, and we operated on a product allocation basis under force majeure declarations for much of the year for both of these products.  Should oil prices fall relative to natural gas liquids, we would expect the ethylene and propylene producers to increase their aggregate usage of  heavier feedstocks, which should, in turn, result in increased crude C4 availability.

An inability to produce sufficient quantity of our products, or a decline in production of our higher margin products due to a change in sub-component composition of our crude C4 feedstocks, would result in a failure to meet our obligations to our customers, and in turn could adversely impact our financial condition, results of operations, and cash flows.

The loss of a large supplier, or failure to retain contracts from an existing supplier, could significantly reduce our profitability and cash flows.

A small number of suppliers for our feedstocks account for a significant percentage of our feedstock purchases.  Our top five suppliers accounted for an aggregate of 31.5% and 29.9% of our vendor purchases in both fiscal years ended June 30, 2008 and 2007, respectively.  We could lose a large supplier for a variety of reasons, including as a result of a merger or consolidation.  In addition, suppliers in our industry are increasingly pursuing arrangements with customers that can meet a larger portion of their production capacities on a more global basis.  The loss of one or more of our large suppliers could have a material adverse impact on our financial condition, results of operations and cash flows.

Our operations depend on a limited number of key facilities, and the loss or shutdown of operations at one or more of these facilities would have a material adverse impact on our financial condition, results of operations and cash flows.

We have three significant processing facilities, which are located in Houston, Texas, Port Neches, Texas and Baytown, Texas.  The loss or shutdown of operations over an extended period of time at one or more of these facilities would have a material adverse effect on our financial condition, results of operations and cash flows.  Our operations, and those of our customers and suppliers, are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes, including explosions, fires, inclement weather (including hurricanes) and natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks.  These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.  We maintain property, business interruption and casualty insurance at levels which we believe are in accordance with customary industry practice, but there can be no assurance that we will not incur losses beyond the limits or outside the coverage of our insurance policies.

Further, as a part of normal recurring operations, certain of our processing units may be completely shut down from time to time, for a period typically lasting two to four weeks, to replace catalysts and perform major maintenance work required to sustain long-term production.  These shutdowns are commonly referred to as “turnarounds.”  While actual timing is subject to a number of variables, turnarounds typically occur every two to three years.

We may be liable for damages based on product liability claims brought against our customers.

Many of our products provide critical performance attributes to our customers’ products that are in turn sold to consumers.  These consumers could potentially bring product liability suits in which we could be named as a defendant or which could cause our customers to seek contribution from us.  A successful product liability claim or series of claims against us in excess of our applicable insurance coverage could have a material adverse effect on our financial condition, results of operations and cash flows.

We have significant debt, which could adversely affect our ability to operate our business.

We have a significant amount of outstanding indebtedness.  As of December 31, 2008, we had long-term debt of approximately $320.4 million.  We are a borrower under two loan facilities: a Term Loan with an outstanding principal balance of $273.9 million; and an asset-based, Revolving Credit Facility providing for extensions of credit of up to $125 million though June 30, 2009, $122.5 million from July 1, 2009 through December 31, 2009, and $120 million thereafter until maturity.  The outstanding borrowings under the Revolving Credit Facility amounted to $23.9 million as of February 13, 2009.

The extent to which we are leveraged could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•
require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

Our Term Loan and Revolving Credit Facility contain covenants and other restrictions that, among other things, restrict our ability to incur additional indebtedness, create liens, pay dividends or effect stock buy-backs, make investments or acquisitions, or sell assets without requiring us to apply the proceeds toward repayment of our debt under the facilities. These restrictions may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.

Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions, fail to successfully integrate acquired assets or businesses we acquire, or are unable to obtain financing for acquisitions on acceptable terms.

The acquisition of assets or businesses that are complementary to our operations is an important component of our business strategy. We believe that attractive acquisition opportunities may arise from time to time, and any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and we may be unable to obtain financing for acquisitions on acceptable terms or at all.  We may not be able to identify or complete any acquisitions.  In addition, we cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock.

Any future acquisition could present a number of risks, including:

•
the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

•	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and

•	the risk of diversion of management’s attention from existing operations or other priorities.

If we are unsuccessful in completing acquisitions of other operations or assets, our financial condition could be adversely affected and we may be unable to implement an important component of our business strategy successfully. In addition, if we are unsuccessful in integrating our acquisitions in a timely and cost-effective manner, our financial condition, results of operations and cash flows could be adversely affected.

Our business may be adversely affected by the loss of senior management personnel.

The success of our business is largely dependent on our senior management, as well as on our ability to attract and retain other qualified personnel.  We can provide no assurance that we will be able to attract and retain the personnel necessary for the continued development of our businesses.  The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our financial condition, results of operations and cash flows.  We do not maintain “key person” life insurance on any of our key employees.

Our efforts to maintain an effective system of internal controls may not be successful, in which case we may not be able to report our financial results accurately or prevent fraud, which could have an adverse effect on our business.

We currently prepare our financial statements in accordance with the requirements of generally accepted accounting principles in the United States (“GAAP”), but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities.  Effective internal controls are necessary for us to provide reliable financial reports, to limit the risk of fraud and to operate successfully as a reporting company.  Our efforts to develop and maintain effective internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including controls that would comply with the requirements under Section 404 of the Sarbanes-Oxley Act of 2002.  Any failure to develop or maintain effective internal controls, or difficulties encountered in their implementation or other effective improvement of our existing internal controls, could harm our operating results or cause us to fail to meet our reporting obligations.  Ineffective internal controls also potentially subject us to regulatory scrutiny and a loss of investor confidence in our reported financial information, which could have an adverse effect on our business and our ability to access the capital markets, and could lead to a decline in the price of our securities.

If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results.  Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we make.  Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

•	denial or delay in issuing requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of components or construction materials;

•	adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and

•	nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our ongoing capital projects.  If we were unable to make up the delays associated with such factors or to recover the related costs, or if market conditions change, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

A portion of our workforce is unionized, and we may face labor disruptions that could materially and adversely affect our operations.

Some of the employees at our Port Neches facility are covered by collective bargaining agreements which expire in February 2012.  We cannot assure you that these contracts will not be renewed at an increased cost to us or that we will not experience work stoppages in the future as a result of labor disagreements.  A prolonged labor disturbance at one or more of our facilities could have a material adverse effect on our operations.

Because the trading market for our common stock is very limited, the market price and trading volume of our common stock may be volatile.

Our common stock is quoted in United States markets on the PinkSheets, and the trading markets for our stock are very limited.  There can be no assurance that an active trading market will develop or be sustained for our common stock, nor can we predict the prices at which our common stock will trade in the future.  The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	failures of our operating results to meet the expectations of our stockholders;

•	announcements by us or our customers, suppliers or competitors;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic, industry and stock market conditions;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors” and other parts of this registration statement.

The global financial crisis may have impacts on our business and financial condition that we currently cannot predict.

The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets could lead to an extended worldwide economic recession. A slowdown in economic activity caused by a recession would likely reduce feedstock availability from our suppliers and demand for our products.

We may face significant challenges if conditions in the financial markets do not improve. Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The credit crisis could have an impact on the lenders under our credit facility, on our customers or on the counterparties to our derivative contracts, causing them to fail to meet their obligations to us.

In order to execute our growth strategy, we may require additional capital in the future, which may not be available to us.

Our business is capital-intensive and, to the extent we do not generate sufficient cash from operations, we may need to raise additional funds through public or private debt or equity financings to execute our growth strategy and to fund capital expenditures.  Adequate sources of capital funding may not be available when needed or may not be available on favorable terms.  If we raise additional funds by issuing equity securities, dilution to the holdings of existing stockholders may result.  If funding is insufficient at any time in the future, we may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

ITEM 2.     FINANCIAL INFORMATION

Selected Financial Data:

The following table provides selected historical consolidated financial data as of and for the periods shown. The data as of and for the fiscal years ended June 30, 2008, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements for those dates and periods.  As a result of the our emergence from Chapter 11 bankruptcy on May 6, 2004 and adoption of fresh start accounting as of April 30, 2004, the financial data provided below as of and for the fiscal year ended June 30, 2004 have been derived from unaudited predecessor (ten months) and successor (two months) financial statements. The financial data as of December 31, 2008 and for the interim periods ending December 31, 2008 and 2007 have been derived from our unaudited consolidated financial statements for those dates and periods.  The selected financial data provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes provided in Item 13 of this Form 10 registration statement.

							Six Months Ended
	December 31,		Year Ended June 30,
	2008	2007	2006	2005	2004		2008	2007
					Predecessor	Successor
					(Unaudited)		(Unaudited)
	(in thousands except per share data)
Statements of Operations:
Revenue	$2,016,198	$1,781,520	$1,237,745	$936,345	$535,084	$118,460	$953,344	$996,049
Cost of sales	1,752,191	1,540,097	1,037,495	803,236	440,806	98,396	847,501	869,360
	264,007	241,423	200,250	133,109	94,278	20,064	105,843	126,689
Operating expenses	127,516	121,111	66,829	59,587	54,315	11,888	67,528	60,195
SG&A expenses	40,342	32,583	31,554	16,974	9,627	1,851	20,160	22,501
Depreciation and amortization	35,944	29,111	14,245	13,584	19,150	2,213	20,653	16,499
Impairment of long-lived assets	-	-	-	413	-	-	-	-
Loss (gain) on sale of assets	1,092	-	-	(3,902)	-	-	-	1,092
Reorganization expenses	-	-	1,894	2,080	-	2,512	-	-
Unauthorized freight payments	499	6,812	2,543	1,275	-	1,302	-	499
Lower-of-cost-or-market adjustment	-	-	-	-	-	-	21,015	-
Income from operations	58,614	51,806	83,185	43,098	11,186	298	(23,513)	25,903
Interest expense	19,045	18,505	3,584	5,579	11,116	1,173	9,242	10,612
Debt conversion cost	-	-	20,920	-	-	-	-	-
Other (income) expense, net	(1,670)	(1,619)	(2,440)	(523)	(400)	(1,148)	4,466	212
Income (loss) before income taxes	41,239	34,920	61,121	38,042	470	273	(37,221)	15,079
Income tax (benefit) expense	14,615	13,690	21,037	13,278	165	299	(11,912)	5,790
Net income (loss)	$26,624	$21,230	$40,084	$24,764	$305	$(26)	$(25,309)	$9,289
Earnings (loss) per share:
Basic	$1.51	$1.23	$2.98	$2.48			$(1.43)	$0.53
Fully diluted	$1.47	$1.20	$2.43	$1.44			$(1.43)	$0.51
Weighted average shares outstanding:
Basic	17,588	17,303	13,470	10,000			17,741	17,585
Fully diluted	18,073	17,761	17,072	17,165			17,741	18,089

Statements of Cash Flows:
From operating activities	$57,826	$93,589	$52,336	$40,936	$24,907	$(21,403)	$(11,850)	$41,382
For investing activities
Capital expenditures	(87,783)	(100,425)	(46,206)	(9,588)	(4,601)	(4,036)	(11,217)	(39,984)
Purchase of business assets	(70,000)	-	(208,791)	-		-	-	(70,000)
From (for) financing activities
Proceeds - term loans	70,000	-	210,000	-	4,806	60,000	-	70,000
Repayments - term loans	(2,595)	(2,092)	-	(18,936)	(500)	(80,861)	(1,375)	(1,217)
Net proceeds - revolving credit facility	21,800	-	-	-		-	24,700	0
Capital contributions from affiliates	-	-	-	-	2,253	20,406	-	-
Repurchase of common stock	(300)	-	-	-		-	(3,019)	(300)

Balance sheets:
Cash and cash equivalents	$615	$9,534	$20,338	$16,361		$377	$629
Accounts receivable - trade	200,449	161,604	176,734	78,064		48,424	72,855
Inventories	102,462	83,959	72,534	40,402		39,232	44,637
Property, plant and equipment, net	545,972	494,030	420,102	151,868		155,682	536,217
Total assets	905,261	791,073	734,845	305,532		271,326	711,359

Current liabilities	249,852	274,239	256,301	81,472		70,496	69,768
Long-term debt	294,370	205,837	207,908	59,998		60,000	317,709
Deferred income taxes	61,576	45,213	33,289	43,356		46,993	49,534
Total liabilities	605,798	525,289	497,498	184,826		177,489	437,011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included in this registration statement.

Overview

We manage our core business and conduct our activities in two operating segments, our C4 Processing segment and our Performance Products segment.  These two operating segments are our primary reporting segments.  In the C4 Processing segment, we separate the crude C4 stream into its higher value components - butadiene, butene-1, isobutylene and raffinates. In our Performance Products segment, we produce various grades of isobutylene and we also process isobutylene to produce higher value derivative products, such as PIB and DIB. We also process refinery grade propylene into nonene, tetramer, propane, and polymer gasoline as a part of our Performance Products segment.  We have managed our MTBE business as a non-core business since fiscal 2005.  With the completion of our isobutylene processing unit in the first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from those units.  Remaining volumes of MTBE produced from our C4 processing activities have been significantly reduced, and are either used as a feedstock to the Performance Products segment or sold opportunistically into overseas markets.  As a result, MTBE sales are now an immaterial component of our revenues and are included in our “Other” category for reporting purposes.  We produce steam and electricity for our own use at our Houston facility and we sell a portion of our steam production as well as excess electricity.  The revenues and expenses related to sale of steam and electricity are not significant and are also included in the “Other” category.

The primary driver of our businesses is general economic and industrial growth.  Our results are impacted by the effects of economic upturns or downturns on our customers and our suppliers, as well as on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes; therefore, factors that impact their industries could significantly affect our results across all our product lines.  In particular, we are susceptible to volatility in pricing and availability of oil and natural gas and oil-related products such as unleaded gasoline.

The petrochemicals industry is very competitive. We compete with companies of varying size, financial strength and availability of resources.

On June 27, 2006, we acquired Huntsman’s U.S. butadiene and related products operating facility located in Port Neches, Texas for $279 million.  Of the total purchase price, $209 million was paid at closing and $70 million was recorded as a liability and paid in November 2007 upon the satisfactory resumption of crude C4 supply from Huntsman’s (now Flint Hills’) Light Olefins Unit located in Port Arthur, Texas.  The total acquisition cost was fully reflected in our June 30, 2006 balance sheet and the results of operations and cash flows related to the acquired business have been fully reflected from the acquisition date forward.

In July 2003, TP LP filed for Chapter 11 bankruptcy protection, which was necessitated by the significant reduction in MTBE demand resulting from regulatory changes that greatly decreased demand for MTBE as an automotive fuel additive in the United States.  On May 6, 2004 TP LP emerged from bankruptcy and applied “fresh start” accounting as of April 30, 2004.  Our balance sheet information as of June 30, 2004 set forth in this registration statement fully reflects the “fresh start” accounting.

Material Industry Trends

The economic crisis that developed during the latter part of the first quarter of fiscal 2009 continued to develop through the remainder of the first half of fiscal 2009, resulting in a significant decline in the prices for fuel-related products, including goods made by our customers using the products we manufacture and sell.  The rapid decrease of such prices lowered the value of our product inventories below cost.  As a result, we recorded lower-of-cost-or-market adjustments on our inventory in the aggregate amount of $21.0 million for the first two quarters of fiscal 2009.  It is possible that we could record similar adjustments in future periods, under similar circumstances.

The economic crisis deepened in the second quarter of fiscal 2009, resulting in decreased demand for our products.  As a result, we idled various production units at both our Houston and Port Neches facilities in the latter part of the second quarter of fiscal 2009 in order to reduce operating costs and match production to the reduced needs of our customers and suppliers.  We also released a significant portion of our contractor workforce to further reduce costs.   Although the difficult business conditions, lower commodity prices and idled units all negatively impacted our profitability, we had adequate liquidity during the quarter.  As of February 13, 2009, our outstanding borrowings under our Revolving Credit Facility were $23.9 million. During the second fiscal quarter, our outstanding borrowings never exceeded $72.5 million.

In the beginning of the third quarter of fiscal 2009, we noticed improvement in demand for some products relative to the previous months, and we have restarted all of the production facilities that we idled in December 2008.  However, demand for butadiene in particular has not significantly improved, and it is still too early to predict how long this trend will continue.  As a result, we intend to continue to aggressively manage working capital requirements, manage costs and maintain liquidity.

Recent Developments

Our borrowing base and borrowings under our Revolving Credit Facility decreased during the third quarter of fiscal 2009.  Due to a borrowing base redetermination effective January 27, 2009, the amount committed as available to us to borrow under our Revolving Credit Facility was $74.4 million, compared to $140 million throughout the second quarter of fiscal 2009.  This amount changes periodically based on several factors such as accounts receivable and the value of our inventory, most of which were affected by the economic downturn that developed during the first half of fiscal 2009.  However, our raw materials costs and accounts payable were similarly affected by the economic downturn, and as a result our working capital needs decreased during the same time period.  Cash flows generated from working capital during November 2008, December 2008 and January 2009 have been positive.  The amounts borrowed under our Revolving Credit Facility decreased from $46.5 million as of December 31, 2008 to $24.4 million as of February 13, 2009.  Please see “–Liquidity and Capital Resources–Sources and Uses of Cash” below for a discussion on how amounts available for borrowing under the Revolving Credit Facility are determined.  We expect to have adequate liquidity to fund our liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Revolving Credit Facility.

We used cash to repurchase shares of our common stock during the first half of fiscal 2009.  On September 24, 2008, we announced the approval by our Board of Directors of a stock repurchase program that authorizes us to use up to $25 million to purchase shares of our common stock.  The purchases of common stock may be executed periodically as market and business conditions warrant. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares of common stock, and the timing and amount of any stock repurchased under the program will depend on market conditions, stock price, corporate and regulatory requirements, capital availability and other factors, such as restrictive covenants in our credit facilities and rating considerations. The stock repurchase program does not have an expiration date and may be limited or terminated at any time by our Board of Directors without prior notice.  In the first half 2009, we purchased a total of 167,000 shares of common stock for an aggregate sum of $3.0 million under this repurchase plan.

Hurricanes Gustav and Ike in August and September 2008 negatively impacted our first quarter fiscal 2009 results. We shut down our Port Neches facility on or about August 29, 2008 in anticipation of Hurricane Gustav.  Similarly, we shut down all three of our major facilities on or about September 11, 2008 in anticipation of Hurricane Ike.  Our facilities sustained only minor damage but remained shut down for one to two weeks during each hurricane event.  Many of our customers and suppliers suffered greater damage than us and were slower to recommence operations, resulting in decreased sales volume.  The combination of the expenses associated with repairing our facilities and the delay of our customers and suppliers to resume operations resulted in an estimated $10-15 million decrease in Adjusted EBITDA for the quarter.

We experienced significant fluctuations in product selling prices and cost of raw materials during fiscal 2008 and the first half of fiscal 2009.  Throughout fiscal 2008, the price of oil and oil-related products increased to unprecedented levels.  This benefited us in two ways: first, the value of our carried inventory increased along with the price increases; and second, our revenues less raw materials and energy costs, especially for our fuel-related products (such as butene-1 and raffinates), increased from elevated prices.  However, during the first half of fiscal 2009 the reverse effect occurred as our revenues and costs of sales were adversely affected as a result of the significant and rapid decline in oil and gasoline prices in the last two weeks of the first quarter and extending through the second quarter.

We significantly reduced our MTBE business in fiscal 2008. In conjunction with the start-up of our new isobutylene processing unit in our Houston facility during the first half of fiscal 2008, we ceased production of MTBE from our Houston dehydrogenation units and stopped reporting MTBE as a separate segment from January 1, 2008 forward.  Since the start-up of the isobutylene processing unit, our MTBE production and sales are not significant and are therefore included in the “other” category in the segment information we report.

The increasing price of oil during fiscal 2008 resulted in decreased availability of raw material feedstocks during the same time period.  When oil prices are high relative to prices of natural gas liquids, which was the case during fiscal 2008, ethylene producers increase their use of natural gas liquid feedstocks, which curtails the amount of crude C4 produced and available to us.  This situation, coupled with increased demand for our end products in fiscal 2008, resulted in our inability to meet 100% of our contractual butadiene and butene-1 sales commitments.  As a result, we operated on a product allocation basis under force majeure declarations for much of the year for both of these products.  We believe this was an industry-wide condition, reflecting an industry-wide shortage in supply, and did not materially affect our relationships with our customers.  While we enjoyed the benefits of the market conditions described above, these factors also resulted in a loss of potential sales during the fiscal year.  Product allocation ended during the first half of fiscal 2009 for both products as demand fell in connection with the economic downturn.  We do not anticipate allocation to resume during the remainder of fiscal 2009 given current economic and market conditions.

During fiscal 2008, we made the final payment to Huntsman relating to the acquisition of our Port Neches facility.  In November 2007 we made our final payment to Huntsman in the amount of $70.0 million, payment of which was contingent upon the restart of the Port Arthur Light Olefins Unit and commencement of a 10-year crude C4 supply arrangement as agreed in conjunction with our June 2006 acquisition of Huntsman’s Port Neches butadiene facility.  Under the supply arrangement, we are to receive 100% of the crude C4 produced in the Port Arthur Light Olefins Unit, which is now owned by Flint Hills Resources.  Flint Hills Resources assumed the obligations of Huntsman under their related purchase agreement.

We commenced operations at our Baytown facility in fiscal 2008.  We completed a major construction project at our Baytown facility in August 2007 and began production of nonene and tetramer shortly thereafter.  We are selling that production to a primary, long-standing customer, and the Baytown facility is the only facility we use to produce nonene and tetramer.  The Baytown plant is currently operating at a capacity designed to meet the production needs of the primary customer, and we do not anticipate any further start-up or construction activities at this facility to support operations as it is being used.

Results of Operations

Selected financial and operating data for our reportable business segments for the most recent three fiscal years as well as comparative interim information for the six months ended December 31, 2008 and 2007 is summarized below.  This information, as well as the selected financial data provided in this Item 2 and our Consolidated Financial Statements and related notes provided in Item 13 of this registration statement, should be referred to when reading our discussion and analysis of results of operations below:

				Six Months Ended
	Year Ended June 30,			December 31,
	2008	2007	2006	2008	2007
	(in thousands)
Sales volumes (lbs):
C4 Processing	2,794,959	2,905,099	1,597,805	1,048,725	1,545,772
Performance Products	788,022	527,932	503,877	349,289	363,624
MTBE (1)	172,596	701,083	869,442	-	172,596
Other (2)	36,905	-	-	62,597	-

	3,792,482	4,134,114	2,971,124	1,460,611	2,081,992
Revenues:
C4 Processing	$1,449,159	$1,280,037	$670,126	$709,157	$724,549
Performance Products	466,352	269,442	246,124	216,077	197,263
MTBE (1)	66,110	217,679	301,478	-	66,110
Other (2)	34,577	14,362	20,017	28,110	8,127

	$2,016,198	$1,781,520	$1,237,745	$953,344	$996,049
Cost of sales (3):
C4 Processing	$1,274,241	$1,112,750	$582,436	$644,228	$642,680
Performance Products	386,340	204,069	192,221	174,325	160,590
MTBE (1)	59,185	211,381	248,688	-	59,185
Other (2)	32,425	11,897	14,150	28,948	6,905

	$1,752,191	$1,540,097	$1,037,495	$847,501	$869,360
Adjusted EBITDA (4):
C4 Processing	$84,967	$80,993	$48,113	$2,597	$37,733
Performance Products	43,485	32,115	28,472	22,712	20,306
MTBE (1)	6,207	(2,722)	48,151	-	6,208
Other (2)	(2,343)	(143)	3,636	(10,153)	(113)
Corporate	(28,778)	(24,106)	(41,964)	(13,960)	(16,647)

	$103,538	$86,137	$86,408	$1,196	$47,487

Notes to Results of Operations Table

[1] As reported in the above table, the “MTBE” segment represents MTBE produced by our Houston dehydrogenation units.  In conjunction with the start-up of our isobutylene processing unit in late first quarter of fiscal 2008, the dehydrogenation units were idled and all MTBE produced from those units was sold by the end of the second quarter of fiscal 2008.  Beginning with third quarter of fiscal 2008, MTBE production from crude C4 isobutylene was insignificant and related revenues and operating results were included in the “Other” operating segment.

[2] As described in “–Overview” above, the “Other” segment includes MTBE production and sales beginning with third quarter of fiscal 2008.  Prior to the third quarter of fiscal 2008, the “Other” category included only production and sales of steam and excess electricity.

[3] Excludes depreciation and amortization and operating expenses.  See further discussion below.

[4] See below for further discussion of our calculation of Adjusted EBITDA, its use and a reconciliation of Adjusted EBITDA to Net Income.

Adjusted EBITDA

Adjusted EBITDA is not a measure computed in accordance with GAAP.  Accordingly it does not represent cash flow from operations, nor is it intended to be presented herein as a substitute to operating income or net income as indicators of our operating performance.  We calculate Adjusted EBITDA in accordance with our credit facilities, meaning earnings before interest, taxes, depreciation and amortization, then adjusted to add back certain additional items. Such additional items include certain non-cash items defined by the credit facilities and reflected in the reconciliation below.  Our calculation of Adjusted EBITDA may be different from the calculation used by other companies; therefore, it may not be comparable to similarly titled measures reported by other companies.

We are presenting Adjusted EBITDA because our lenders require us to report this measure (referred to as Consolidated EBITDA in the credit facilities) to them, and the measure is used in ratio calculations that affect our ability to pay dividends and other distributions, and to make certain investments and acquisitions, in compliance with covenants under our Revolving Credit Facility.  Please see “–Liquidity and Capital Resources–Sources and Uses of Cash” for a discussion of our debt covenants.  Our management also uses Adjusted EBITDA as a performance measure to evaluate operating results and to allocate capital resources among our business segments.

Reconciliation of Adjusted EBITDA to Net Income (Loss)

				Six Months Ended
	Year Ended June 30,			December 31,
	2008	2007	2006	2008	2007
	(in thousands)
Adjusted EBITDA:
C4 Processing	$84,967	$80,993	$48,113	$2,597	$37,733
Performance Products	43,485	32,115	28,472	22,712	20,306
MTBE	6,207	(2,722)	48,151	-	6,208
Other	(2,343)	(143)	3,636	(10,153)	(113)
Corporate	(28,778)	(24,106)	(41,964)	(13,960)	(16,647)
Reconciliation:
Income taxes	(14,615)	(13,690)	(21,037)	11,912	(5,790)
Interest expense, net	(18,868)	(16,995)	(2,327)	(9,242)	(10,612)
Depreciation and amortization	(35,944)	(29,111)	(14,245)	(20,653)	(16,499)
Loss on sale of assets	(1,092)	-	-	-	(1,092)
Non-Cash stock-based compensation	(6,494)	(5,257)	(8,715)	(3,168)	(3,155)
Unrealized gain (loss) on derivatives	99	146	-	(5,354)	(1,050)

Net income(loss)	$26,624	$21,230	$40,084	$(25,309)	$9,289

First Six Months of Fiscal 2009 versus First Six Months of Fiscal 2008

Revenues

Total revenues for the first six months of fiscal 2009 were $953.3 million, a decrease of $42.7 million, or 4%, compared to total revenues of $996.0 million for the corresponding period of fiscal 2008.  The overall decrease in revenues reflected a significant reduction of revenues attributable to MTBE sales, which were $66.1 million in the prior year period, as well as a decline in C4 Processing segment revenues of $15.4 million, partially offset by higher revenues for the Performance Products segment and Other products of $18.8 million and $20.0 million, respectively.  Combined sales volumes for the first half of fiscal 2009 in the C4 Processing and Performance Products segments were down 27% compared to the corresponding period for fiscal 2008, reflecting the negative impacts of the September 2008 hurricanes and the substantial erosion in demand that occurred over the course of the first half of fiscal 2009.  In spite of a significant decline in selling prices during the fiscal 2009 second quarter, average selling prices for the first six months of fiscal 2009 were higher than the corresponding prior-year period, as they were affected by the high average selling prices in the first quarter of fiscal 2009 that still reflected the impact of high energy and gasoline prices, as well as short supply of some of our products.

The $15.4 million, or 2%, decrease in revenues for the C4 Processing segment reflected the impact of 32% lower sales volumes, which was substantially offset by the impact of significantly higher average selling prices.  The lower sales volumes had a negative impact on revenues of $232 million and the higher average selling prices had a positive impact on revenues of $216.5 million.

The $18.8 million, or 10%, increase in Performance Products segment revenues resulted from the positive impact of moderately higher average selling prices of $26 million, partially offset by the negative impact of 4% lower sales volumes of $7.9 million.

The higher Other product revenues of $20.0 million reflected sales of MTBE produced from crude C4 isobutylene in conjunction with the start-up of our isobutylene processing unit in the second quarter of fiscal 2008.  Beginning in the third quarter of fiscal 2008, sales and cost of sales of MTBE produced from crude C4 isobutylene has been included in Other products.  Prior to third quarter of fiscal 2008, MTBE sales and cost of sales were reported in the MTBE segment and consisted of MTBE produced by our Houston dehydrogenation units.

Cost of sales

Cost of sales reflects variable production and distribution costs including raw materials and related inbound freight, energy, catalyst and chemicals used in the manufacturing process, waste disposal and outbound product distribution costs.  Manufacturing and related operating overhead expenses, excluding depreciation and amortization, are included in operating expenses discussed below.

Total cost of sales was $847.5 million for the first six months of fiscal 2009 compared to $869.4 million in the first six months of fiscal 2008.  The overall $21.9 million, or 3%, decrease primarily reflected the reduction of cost of sales attributable to MTBE production, which were $59.2 million in the prior-year period, partially offset by higher cost of sales for the C4 Processing and Performance Products segments $1.6 million and $13.7 million, respectively, as well as higher cost of sales for Other products of $22.0 million.  The overall increase in cost of sales for the C4 Processing and Performance Products segments was driven by relatively higher average raw materials costs, which more than offset the impact of lower sales volumes.  In spite of the formula-based pricing used in a substantial portion of our business, our margins are exposed to erosion if selling prices decline between the time we purchase raw materials and sell the finished products.  See “Business–Formula Based Pricing” in Item 1 above for a discussion of these mechanisms.  Over the latter part of the first half of fiscal 2009, average selling prices declined significantly and rapidly, which caused average raw materials costs to be relatively higher compared to the prior year period than average selling prices compared to the prior year period.  Total cost of sales, excluding MTBE, was 89% and 87% of total revenues for the first six months of fiscal 2009 and 2008, respectively.

The increase of $1.6 million in C4 Processing segment cost of sales reflected higher average raw materials and energy costs, which were substantially offset by 32% lower sales volumes.  The higher average raw materials costs substantially mirrored the higher average selling prices discussed above, which was reflective of our contractual arrangements that link our raw material purchase costs to the selling prices of our finished goods and vice versa.  However, fiscal 2009 margins were negatively impacted compared to fiscal 2008 by the rapid decline in selling prices in the second quarter of fiscal 2009 between the time we purchased raw materials and sold the associated finished product.  The C4 Processing segment cost of sales as a percentage of total revenues was 91% and 89% in the first half of fiscal 2009 and 2008, respectively.

The increase of $13.7 million, or 9%, in Performance Products segment cost of sales reflected the impact of higher average raw materials costs, partially offset by the impact of 4% lower sales volumes and lower average energy costs.  The higher average raw materials costs substantially mirrored the higher average selling prices discussed above, which was reflective of our contractual arrangements that link our raw materials purchase costs to the selling prices of our finished goods and vice versa.  Our new isobutylene processing unit, which started up in the first quarter of fiscal 2008, contributed to higher average raw materials costs, but also contributed to lower average energy costs.  The Performance Products segment cost of sales as a percentage of total revenues was 81% for first half of both fiscal 2009 and 2008.

Operating expenses

Operating expenses include plant manufacturing overhead, supply chain services, environmental, health and safety costs, research and development, customer support, property taxes and property and casualty insurance expense.

Operating expenses incurred during the first half of fiscal 2009 were $67.5 million, an increase of $7.3 million, or 12%, compared to $60.2 million incurred in the corresponding fiscal 2008 period.  The overall increase reflected higher costs for the Houston, Port Neches and Baytown plants of $5.9 million, $0.3 million and $1.1 million, respectively.  The higher Houston plant expenses consisted primarily of higher mechanical integrity maintenance of $2.6 million and expenses to repair Hurricane Ike damage of $2.1 million.  The slightly higher Port Neches expense reflected costs to repair Hurricane damage of $1.3 million, partially offset by lower transportation and storage costs due to reduced operating activity in the latter part of the second quarter.  The higher expense for the Baytown plant reflected lower maintenance costs in the prior year because the plant was new and started up in the first quarter of fiscal 2008.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $2.3 million from $22.5 million in the first half of fiscal 2008 to $20.2 million in first half of fiscal 2009.  The decrease primarily reflected $3.0 million of lower personnel-related costs, consisting of lower expense incurred by us to pay the individual tax liability of our directors and certain of our management-level employees related to the vesting of their restricted stock.  The amount we paid was based on their individual tax liability related to the value of the stock that vested on July 1, 2008, which was substantially lower than the value on July 1, 2007.

Depreciation and amortization expense

Depreciation and amortization expense was $20.7 million for the first six months of fiscal 2009 compared to $16.5 million for the corresponding period of fiscal 2008.  The increase of $4.2 million reflected depreciation of our Baytown plant and isobutylene processing unit, which began operations during the first half of fiscal 2008 and our new polyisobutylene plant that started up at the beginning of the second quarter of fiscal 2009.

Loss on sale of assets

The $1.1 million loss on sale of assets in the prior year period consisted of a loss realized upon the sale of catalyst material from our Houston dehydrogenation units.

Lower-of-Cost-or-Market Adjustment

Some of our contracts are priced based on commodity indices not for the period in which the sale occurs but for either a prior or subsequent time period.  As a result, fluctuations in the value of the commodity during the period in which the sale occurred will not be reflected in the actual price paid by the customer for such product.  This effect is increased when sales contracts are tied to a commodity index in one period, but supply contracts that effectively correspond to such sales contracts are tied to the same commodity index in a different period.  Thus, while the combination of customer and supplier contracts provides insulation to commodity fluctuations, we are nonetheless affected to varying degrees by volatility in the commodity markets.  Downward movement in commodity price indices can result in lower-of-cost-or-market adjustments when the value of our product inventories decreases below cost.

As discussed under “–Material Industry Trends” above, the economic crisis that developed during the latter part of the first quarter continued to develop throughout the second quarter of fiscal 2009 and continued to put severe pressure on pricing of refined oil products and petrochemicals.  The economic crisis resulted in significant erosion of both selling prices and demand for some of our products, with some product selling prices falling below carrying cost at the end of each of the first and second quarters of fiscal 2009.

As a result, we recorded lower-of-cost-or-market adjustments to write down the carrying value of our inventory at the end of each of the first and second quarters of fiscal 2009 in the amounts of $9.4 million and $11.6 million, respectively.  The first quarter adjustment of $9.4 million was comprised of $5.8 million for raffinates, $3.2 million for MTBE and $0.4 million for isobutylene, nonene and tetramer.  The second quarter adjustment of $11.6 million consisted of $8.0 million for butadiene, $0.6 million for raffinates, $1.7 million for MTBE and $1.2 million for isobutylene, nonene and tetramer.    The adjustments recorded in both quarters for raffinates inventory were based on the forward curves for unleaded gasoline futures prices as of the end of the respective quarters, which we believed provided the most appropriate indicators of value as of those dates.  Adjustments for the other inventories for both quarters were based on our best estimates of what those products would be sold for subsequent to the end of the applicable quarter, and actual selling prices during the first half of October 2008 and January 2009 were referenced as supporting evidence for the net realizable values as of September 30, 2008 and December 31, 2008.

Unauthorized freight payments

In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments to a fictitious vendor.  The amounts of the unauthorized payments have been reclassified from cost of sales to a separate line item for each period involved and are listed on our Statements of Operations as “Unauthorized Freight Payments.”  These charges reflect the actual amount of unauthorized payments and do not include fees and other expenses associated with our investigation, as those are included in our selling, general and administrative expenses.  The unauthorized freight payments ended in July 2007, and we do not anticipate further charges associated with those payments.

In August 2008, the former employee and his non-employee conspirator were convicted of certain crimes related to the unauthorized freight payments and, as part of the convictions, they were required to forfeit assets to the Office of the U.S. Attorney for restitution.  Based on information available to us, we believe the value of the assets to be in the range of $4.5 million to $6.5 million.  However, it is not possible to estimate at this time the amount of recovery that will be paid to us, as it will depend on the final net proceeds realized upon sale of the assets by the U.S. Government.  Accordingly, we have not adjusted “Unauthorized Freight Payments” or any other line item to reflect any potential recovery or restitution of this amount.

Interest expense

Interest expense for the first half of fiscal 2009 was $9.3 million, a decrease of $1.4 million compared to $10.7 million for the first half of the previous fiscal year.  The lower fiscal 2009 expense reflected lower interest rates and more interest capitalized, which more than offset the impact of higher average borrowings under the revolving credit facility.

Unrealized loss on derivatives

Unrealized loss on derivatives of $5.3 million in the first six months of fiscal 2009 compares to $1.1 million for the first six months of fiscal 2008.  The fiscal 2009 amount consists of $4.4 million related to an interest rate swap and $0.9 million related to a commodity swap.

Income tax expense

Our effective income tax rate for the first half of fiscal 2009 was 32%, compared to 38% for the first half of fiscal 2008.  The higher rate for the prior year period includes estimated Texas Margins tax liability that was refined in the second half of the year as the rules for the new tax were clarified.  The current year rate reflected a federal benefit rate of 35%, offset by estimated state franchise tax expenses.

Net income

Fiscal 2009 first half net loss was $25.3 million compared to net income of $9.3 million for the first half of fiscal 2008.  The primary components of the $34.6 million decrease were the negative impact of lower revenues of $42.7 million, higher operating expenses of $7.3 million, higher depreciation and amortization of $4.2 million, lower-of-cost-or-market adjustments of $21.0 million and higher unrealized losses on derivatives of $4.2 million, partially offset by lower cost of sales of $21.9 million, lower selling, general and administrative expenses of $2.3 million, and lower tax expense of $17.7 million.

Changes in receivables and inventory

Accounts receivable decreased $127.6 million to $72.9 million at December 31, 2008 from $200.5 million at June 30, 2008.  Days of sales outstanding at both December 31, 2008 and June 30, 2008 were consistent with our average of approximately 30 days; however, revenues for the month of December 2008 were 69% lower than revenues in the month of June, due primarily to significantly lower selling prices in December.

Our inventory at December 31, 2008 of $44.6 million was down $57.9 million compared to the June 30, 2008 amount of $102.5 million.  The lower inventory value at December 31 was due primarily to substantially lower average costs of raw materials and energy during the second quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008, but also included the impact of the $11.6 million lower-of-cost-or-market adjustment.  Total pounds of inventory were down 10% at December 31, 2008 compared to June 30, 2008.

Fiscal year ended June 30, 2008 versus fiscal year ended June 30, 2007

Revenues

Total fiscal 2008 revenues of $2,016.2 million were up $234.7 million, or 13%, compared to fiscal 2007 revenues of $1,781.5 million.  The overall higher revenues reflects increases for the C4 Processing and Performance Products segments of 13% and 73%, respectively, partially offset by a 70% decline in MTBE revenues.

The primary components of the $169.1 million, or 13%, increase in C4 Processing revenues were the positive impact of higher average selling prices of approximately $210 million, partially offset by the impact of lower ales volumes of approximately $54 million.  The higher average selling prices in fiscal 2008 reflect supply shortages for our butadiene and butene-1 products and higher gasoline prices, to which the selling prices of our fuel-related products are linked.  The lower sales volumes for the C4 Processing business reflects, to a large degree, our inability to meet 100% of our contractual sales commitments because of limited availability of crude C4 feedstock supplies.  Crude C4 availability during fiscal 2008 was curtailed as a result of supplier ethylene production economics, in which high oil prices favored use of lighter ethylene feedstocks, which, in turn, provided lower by-product crude C4 volumes to us.  As a result of the limited crude C4 feedstock supplies, we were forced to declare force majeure for our butadiene and butene-1 product lines and delivered to many of our customers on an allocation basis.

The $196.9 million, or 73%, increase in Performance Products revenues was driven by both higher average selling prices and higher sales volumes.  Higher average selling prices across all product lines generated an increase in revenues of approximately $53 million while higher sales volumes resulted in increased revenues of approximately $140 million.  Included in the sales volume impact was $89 million contributed by the previously-idle Baytown plant that commenced operation in first quarter of fiscal 2008.

The $151.6 million, or 70%, decline in MTBE sales reflects the cessation of operation of our Houston dehydrogenation units late in the first quarter of fiscal 2008 that occurred in conjunction with the start-up of our new isobutylene processing unit.

Cost of sales

Total cost of sales was $1,752.2 million in fiscal 2008 compared to $1,540.1 million in fiscal 2007.  The overall $212.1 million, or 14%, increase in fiscal 2008 consists primarily of increases of $161.5 million, or 15%, for the C4 Processing segment and $182.3 million, or 89%, for the Performance Products segment, partially offset by a decrease of $152.2 million for MTBE that reflects the substantial reduction of MTBE production from our Houston dehydrogenation units in fiscal 2008.  Total cost of sales as a percentage of total revenues was 87% and 86% in fiscal 2008 and 2007, respectively.  Excluding MTBE, total cost of sales as a percentage of total revenues was 87% and 85% in fiscal 2008 and 2007, respectively.

The 15% increase in C4 Processing segment cost of sales reflects the impact of higher average raw material, energy and freight costs.  The increase in average raw material costs substantially mirrors the increase in average selling prices discussed above.  The increase in average energy costs is due to higher natural gas costs and the higher freight costs relate primarily to both rail and marine movements.  Total C4 Processing segment cost of sales as a percentage of revenue was 88% in fiscal 2008 and 87% in fiscal 2007.

The 89% increase in Performance Products segment cost of sales reflects the impact of higher average raw material and freight costs, which were partially offset by lower energy costs, and incremental costs from the previously-idle Baytown plant that commenced operation in the first quarter of fiscal 2008.  Average raw material costs for the Performance Products segment, like the C4 segment, increased in conjunction with average selling prices.  Our new isobutylene processing unit, which started up in first quarter of fiscal 2008, also contributed to the higher average raw material cost, but was also the driver of the lower average energy costs.

Operating expenses

Operating expenses in fiscal 2008 were $127.5 million, an increase of $6.4 million, or 5%, from $121.1 million in fiscal 2007.  Houston plant operating expenses were higher by $1.7 million, due primarily to $4.0 million of mechanical integrity work over and above normal scheduled maintenance, partially offset by lower turnaround amortization expense of $2.9 million.  Port Neches plant operating expenses were up $4.5 million due primarily to higher maintenance expense of $3.2 million in the second year of full ownership as well as well as $1.6 million of turnaround amortization related to a major turnaround completed in the first quarter of fiscal 2008.  Baytown operating expenses were higher by $2.5 million as the plant was just undergoing final startup operations in late fiscal 2007.  Offsetting these increases were lower overall insurance and property tax expenses of $2.0 million and $1.5 million, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $7.8 million, or 24%, from $32.6 million in fiscal 2007 to $40.3 million in fiscal 2008.  The increase largely consisted of $3.3 million in legal and consulting fees related to evaluating potential acquisitions as well as legal and professional fees primarily associated with (1) our internal investigation into the unauthorized freight payments and (2) evaluation and defense of our MTBE lawsuits.  For a description of these items, please see “−Unauthorized Freight Payments” below and “MTBE Litigation” under Item 8.  Additionally, costs related to our Sarbanes-Oxley compliance initiative, which we significantly increased in fiscal 2008, and the cost of expanding our information technology, finance and accounting functions, increased by $2.7 million.

Depreciation and amortization expense

Depreciation and amortization expense for fiscal 2008 increased by $6.8 million, or 23%, from fiscal 2007, primarily due to the start-up of the new Baytown plant and the new isobutylene processing unit in the first half of fiscal 2008.

Unauthorized freight payments

In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments to a fictitious vendor.  The amounts of the unauthorized payments have been reclassified from cost of sales to a separate line item for each period involved and are listed on our Statements of Operations as “Unauthorized Freight Payments.”  These charges reflect the actual amount of unauthorized payments in the fiscal year ended June 30, 2008 and do not include fees and other expenses associated with our investigation, as those are included in our selling, general and administrative expenses.  The unauthorized freight payments ended in July 2007, and we do not anticipate further charges.

Interest expense

Interest expense increased slightly in fiscal 2008 compared to fiscal 2007, as the impact of lower variable rates was more than offset by the cost of higher outstanding debt balances in fiscal 2008.  The higher outstanding debt balances reflect funding the $70.0 million contingent obligation associated with our purchase of the Port Neches operation in November 2007 and higher revolving credit facility borrowings to fund our major capital projects.

Income tax expense

Our effective income tax rate in fiscal 2008 was 35% compared to 39% in fiscal 2007.  The decrease in the effective tax rate from 2007 to 2008 is primarily related to the change in tax rate for the initial year filing of the revised Texas Franchise Tax in 2007, combined with new guidance from Texas favorably impacting deductibility of cost of goods sold for 2008.

Net income

Net income in fiscal 2008 was $26.6 million, up $5.4 million, or 25%, from $21.2 million in fiscal 2007.  The primary components of the improvement are the positive impact of higher revenues of $234.7 million and lower unauthorized freight payments of $6.3 million, which were substantially offset by the negative impact of higher cost of sales of $212.1 million, higher operating expenses of $6.4 million, higher selling, general and administrative expenses of $7.8 million, higher depreciation and amortization expense of $6.8 million and higher income tax expense of $0.9 million.

Changes in receivables and inventory

Both receivables and inventory had no material change with respect to days of inventory and sales outstanding at June 30, 2008 versus June 30, 2007.  However, significantly higher average selling prices and raw material costs were the primary drivers for increases in the value of receivables and inventory of $38.8 million and $18.5 million, respectively.

Fiscal year ended June 30, 2007 versus fiscal year ended June 30, 2006

Revenues

Total fiscal 2007 revenues were $1,781.5 million compared to fiscal 2006 revenues of $1,237.7 million.  The $543.8 million, or 44%, increase was driven by higher revenues of $609.9 million, or 91%, for the C4 Processing segment and higher revenues of $23.3 million, or 9%, for the Performance Products segment.  These improvements were partially offset by a decline in MTBE revenues of $83.8 million, or 28%.

The $609.9 million increase in revenues for the C4 Processing segment reflects an increase in sales volume of 82%, or approximately $500 million, as well as higher average selling prices, which had a positive impact of approximately $106 million.  The increased volume was driven by the acquisition of our Port Neches facility from Huntsman on June 27, 2006, which resulted in increased butadiene and raffinate revenues.  The positive impact of higher average selling prices related primarily to higher selling prices for butadiene.

The $23.3 million increase in Performance Products revenues was driven by moderate improvements in both sales volume and average selling prices.  The impact of the increased volume was approximately $12 million and the impact of the higher average selling prices was approximately $11 million.

The decline in MTBE revenues of $83.8 million reflects the impact of the Gulf Coast hurricanes in fiscal 2006, in  which high demand drove sales volume and selling prices for MTBE to abnormally high levels.

Cost of sales

Total fiscal 2007 cost of sales was $1,540.1 million compared to fiscal 2006 cost of sales of $1,037.5 million.  As with the increase in revenues, the $502.6 million, or 48%, increase in cost of sales was driven primarily by higher cost of sales of $530.3 million, or 91%, for the C4 Processing segment.  The Performance Products segment contributed a much less significant increase in cost of sales of $11.8 million, or 6%.  These increases were partially offset by a decline in MTBE cost of sales of $37.3 million, or 15%.  Total cost of sales as a percentage of total revenues was 86% and 84% in fiscal 2007 and 2006, respectively.  Excluding MTBE, total cost of sales as a percentage of total revenues was 85% and 84% in fiscal 2007 and 2006, respectively.

The 91% increase in C4 Processing segment cost of sales is substantially due to the increased volume related to the acquisition of the Port Neches facility in late fiscal 2006 and, to a lesser degree, higher average raw material costs.  The higher average raw material costs moved in line with the higher average selling prices.  Total C4 Processing segment cost of sales as a percentage of total revenue was 87% in both fiscal 2007 and fiscal 2006.

The 6% increase in Performance Products segment cost of sales reflects the impact of higher average raw material costs which were substantially in line with the higher average selling prices.  Total Performance Products segment cost of sales as a percentage of total revenue was 76% and 78% in fiscal 2007 and fiscal 2006, respectively.

The decline in MTBE cost of sales of $37.3 million was the result of a decline is sales volume for MTBE as discussed above.

Operating expenses

Operating expenses in fiscal 2007 were $121.1 million, which was up $54.3 million, or 81%, compared to $66.8 million in fiscal 2006.  The major portion of the increase was attributable to the Port Neches plant, which was acquired in late fiscal 2006 and contributed $30.5 million of the increase.  Houston plant operating expenses were higher by $10.0 million due to increased maintenance activities of $9.1 million and higher turnaround amortization expense of $0.9 million.  Baytown plant expenses were $1.8 million incurred in late fiscal 2007 in preparation for its start-up in early fiscal 2008.  Fiscal 2007 insurance and property taxes were also higher by $10.9 million, reflecting the incremental cost related to the Port Neches facility acquired in late fiscal 2006.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $1.0 million, or 3%, from fiscal 2006 to fiscal 2007.  This increase reflected, among other things, cost increases of $1.3 million in human resources, $2.0 million in information technology, finance and accounting, and $3.7 in tax gross-up payments associated with restricted stock vesting, partially offset by, among other things, a $6.4 million decrease in incentive compensation and stock-based compensation.  The incentive compensation in fiscal 2006 reflected significant bonuses attributable to performance of the business in excess of targeted levels and the completion of the Port Neches acquisition.

Depreciation and amortization expense

Depreciation and amortization expense was $29.1 million in fiscal 2007 compared to $14.2 million in fiscal 2006.  The increase reflects the Port Neches plant acquired from Huntsman late in fiscal 2006.

Reorganization expense

Reorganization expense in fiscal 2006 represents expenditures, including payments to former employees, related to the Chapter 11 reorganization proceedings commenced in 2003.

Unauthorized freight payments

In July 2007, we discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments to a fictitious vendor.  The amounts of the unauthorized payments have been reclassified from cost of sales to a separate line item for each period involved and are listed on our Statements of Operations as “Unauthorized Freight Payments.”  These charges reflect the actual amount of unauthorized payments in the fiscal years ended June 30, 2007 and 2006.  The unauthorized freight payments ended in July 2007, and we do not anticipate further charges.

Interest expense

Interest expense increased $14.9 million, from $3.6 million in fiscal 2006 to $18.5 million in fiscal 2007.  The significant increase primarily reflects the impact of $210 million of debt incurred to finance the Port Neches acquisition at the end of 2006, partially offset by the impact of converting our 7.25% senior secured convertible notes to shares of common stock in December 2005.

Debt conversion cost

In May 2004, we issued approximately $60 million in aggregate principal of 7.25% Senior Secured Convertible Notes due April 30, 2009.  The conversion feature of the notes allowed the note holders to convert the notes into shares of our common stock at $9.34.  In December 2006, we entered into a special agreement with the convertible note holders to convert the notes to common equity and finalized the conversion, which required us to make a cash payment of $14.1 million to the note holders and converted all of the outstanding notes into 6.7 million shares of our common stock.  As a result of this transaction, a $20.9 million debt conversion fee, for an inducement offer, was recognized as a reduction to net income.

Income tax expense

Our effective income tax rate was higher for fiscal 2007 than fiscal 2006, due primarily to Texas margins tax, which was effective for the first time in fiscal 2007.  In fiscal 2006, we were still under the previous Texas franchise tax rules, for which the liability was substantially less than the Texas margins tax liability reflected in the fiscal 2007 tax provision.

Net income

Net income in fiscal 2007 was $21.2 million, down $18.9 million, or 47%, from $40.1 million in fiscal 2006.  The overall decline primarily reflects the positive impact of higher revenues of $543.8 million, the $20.9 million debt conversion cost in fiscal 2006 and lower income tax expense of $7.3 million, which were more than offset by the negative impact of higher cost of sales of $502.6 million, higher operating expenses of $54.3 million, higher depreciation and amortization expense of $14.9 million, higher unauthorized freight payments of $4.3 million and higher interest expense of $14.9 million.

Liquidity and Capital Resources

Sources and Uses of Cash

In conjunction with the June 27, 2006 acquisition of the Port Neches facility from Huntsman, we entered into two loan facilities: a $280 million Term Loan and an asset-based Revolving Credit Facility.

Of the total $280 million available under the Term Loan, $210 million was drawn down on the June 27, 2006 closing date and the remaining $70 million was drawn down on November 8, 2007 to fund an additional required payment to Huntsman.  The Term Loan has a seven-year term with principal amortization of 0.25% quarterly, which began on September 30, 2006.  Furthermore, beginning with fiscal 2008 the Term Loan could require additional principal repayments based on excess cash flows, as defined in the agreement, depending on our calculated leverage ratio.  The amount required to be paid for any fiscal year, if any, is dependent on our calculated leverage ratio and is payable within 120 days after the end of the fiscal year.  There will be no such additional re-payment requirement in fiscal 2009 based on fiscal 2008 cash flows.  The Term Loan bears interest based on a floating rate, which, at our discretion, is based on LIBOR plus a 250 basis point spread or the prime rate plus a 150 basis point spread.  The Term Loan is secured by a first-priority lien on all our tangible and intangible fixed assets and is cross-collateralized with the Revolving Credit Facility.

The Revolving Credit Facility has a five-year term and bears interest based on a floating rate, which, at our option, is based on LIBOR plus a 350 basis point spread or the prime rate plus a 250 basis point spread.  In March 2008, we exercised an accordion feature of the Revolving Credit Facility which increased the availability under the facility by $25 million to $140 million.  The $140 million of availability is limited by our current borrowing base, comprised of 85% of eligible accounts receivable and 65% of eligible inventory.  The $140 million of availability is further limited by an availability block of $15 million through June 30, 2009, $17.5 million from July 1, 2009 through December 31, 2009, and $20 million thereafter.  Effective January 27, 2009, our borrowing base was determined to be $74.4 million based on our financial position as of December 31, 2008, and is subject to monthly redetermination. The outstanding borrowings under the Revolving Credit Facility amounted to $23.9 million as of February 13, 2009.  The facility is secured by a first-priority lien on all accounts receivable and inventory and is cross-collateralized with the Term Loan.  The facility calls for a commitment fee of 0.375% of the undrawn portion of the commitments under the facility.

Both the Revolving Credit Facility and the Term Loan restrict our ability to incur additional indebtedness, create liens, pay dividends or effect stock buy-backs, make investments or acquisitions, or sell assets without requiring us to apply the proceeds toward repayment of our debt under the facilities. Certain covenants, including a fixed charge coverage ratio requirement that applied only when availability was less than a specified amount, were removed through an amendment to Revolving Credit Facility as of February 10, 2009, and are no longer applicable.  The covenants that remain may limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.  We are in compliance with all the covenants set forth in the Term Loan and the Revolving Credit Facility, as amended.

Our primary source of liquidity is cash flow generated from our operating activities and borrowing capacity under our Revolving Credit Facility.  Our primary liquidity requirements are working capital, capital expenditures, contractual obligations and debt service.  We expect to have adequate liquidity to fund our liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Revolving Credit Facility.

A small number of our customers account for a significant percentage of our total sales.  In the fiscal year ended June 30, 2008, our top five customers accounted for an aggregate of 42% of our total sales.  Our top five customers accounted for an aggregate of 47% of our total sales in the fiscal year ended June 30, 2007.  Although we believe our relationships with our largest customers are good, we could lose a large customer for a variety of reasons, including as a result of a merger or consolidation.  In addition, customers are increasingly pursuing arrangements with suppliers that can meet a larger portion of their needs on a more global basis.  Although the loss of one or more of our large customers could have a material adverse impact on our cash flows from operations and our liquidity in the short term, we do not believe that the loss of any single customer would have a material adverse effect on our business, financial condition or results of operation.

The following table summarizes our changes in cash for the periods presented (in thousands):

	Year Ended June 30,			Six Months Ended December 31,
	2008	2007	2006	2008	2007
Statement of cash flow data:
Cash flows provided by (used for):
Operating activities	$57,826	$93,589	$52,336	$(11,850)	$41,382
Investing activities	(156,313)	(100,425)	(254,997)	(11,217)	(109,984)
Financing activities	89,568	(3,968)	206,638	23,082	71,691

Change in cash and cash equivalents	$(8,919)	$(10,804)	$3,977	$15	$3,089

Operating Activities

In the first half of fiscal 2009, we had negative net cash flow of $11.9 million from operations.  The primary components of our negative operating cash flows were net loss of $25.3 million plus depreciation and other net non-cash expenses of $12.3 million, net positive flows of $1.9 million from decreased investment in working capital and negative cash flow of $1.5 million from deferred turnaround costs.  The decrease in working capital reflected significant reductions in trade receivables, payables and inventory.  These movements reflected the impact of the significant decline in raw materials costs and selling prices of our products over the course of the fiscal 2009 second quarter, as well as our efforts to reduce overall investment in working capital to maximize cash flows.

In the first half of fiscal 2008, our net cash flows from operating activities were positive $41.4 million.  The net cash flows consisted primarily of positive cash flows from net income of $9.3 million plus depreciation and other net non-cash expenses of $20.7 million, positive cash flows of $16.8 million from decreased investment in working capital and $5.8 million from deferred turnaround costs.  The increase in deferred turnaround costs reflected a major turnaround project completed at the Port Neches facility in first quarter of fiscal 2008.

Fiscal 2008 operating activities provided $57.8 million of positive net cash flows.  The net cash flows primarily reflect positive flows from net income or $26.6 million, plus depreciation and other non-cash expenses of $56.1 million, and negative flows of $14.8 million from increased investment in working capital and $8.2 million from deferred turnaround costs during the year.  The increased investment in working capital reflects higher raw material costs and incremental raw materials and finished products inventories for our new Baytown plant, which started up in the first quarter of fiscal 2008.  The increase in deferred turnaround costs consisted primarily of the cost of a major turnaround project completed at the Port Neches facility in the first quarter of fiscal 2008.  In fiscal 2008, we made cash payments for interest and income taxes of $18.9 million and $4.5 million, respectively.

Fiscal 2007 net positive cash flows generated from operations was $93.6 million.  The major components of the operating cash flows were positive flows from net income of $21.2 million plus depreciation and other non-cash expenses of $45.0 million, positive flows of $20.4 million from decreased investment in working capital and the positive impact of lower deferred turnaround costs of $3.7 million.  In fiscal 2007, we made cash payments for interest of $16.9 million and had a net inflow from income taxes of $4.6 million, reflecting reimbursement of excess estimated payments made in fiscal 2006.

Fiscal 2006 net cash flows from operations was a positive $52.3 million.  The overall net positive cash flows consisted primarily of positive cash flows from net income of $40.1 million, plus depreciation and other non-cash expenses of $20.2 million, positive cash flows of $5.4 million from reduced investment in working capital and negative cash flows for deferred debt financing costs and increased prepaid insurance premiums, related primarily to the Port Neches acquisition, and negative cash flow from increased deferred turnaround costs of $2.1 million.  In fiscal 2006, we made cash payments for interest and income taxes of $2.3 million and $35.0 million, respectively.

Investing Activities

In the first half of fiscal 2009, we invested $11.2 million in the form of capital expenditures, primarily related to our new isobutylene plant that started up in early October 2008.

In the first half of fiscal 2008, we incurred capital expenditures of $40.0 million, related primarily to the Baytown plant, which started up in first quarter of fiscal 2008; the isobutylene processing unit, which started up in first quarter of fiscal 2008; and, the polyisobutylene plant, which started up in October 2008.  We also incurred business acquisition costs of $70.0 million discussed under fiscal year 2008 investing activities below.

Fiscal 2008 investing activities consisted of outflows for capital expenditures of $87.8 million and business acquisition costs of $70.0 million, and inflows of $1.5 million from the sale of an asset.  The most significant components of our capital expenditures were for the Baytown plant; the isobutylene processing unit and the polyisobutylene plant.  The $70.0 business acquisition outflow was the final payment to Huntsman for the Port Neches acquisition which had been held back to be paid upon successful start up of the light olefins unit in Port Arthur.  The proceeds on sale of asset related to the sale of some catalyst material no longer needed after the dehydrogenation units in our Houston facility were idled in the first quarter of fiscal 2008.

Fiscal 2007 investing activities consisted entirely of $100.4 million of capital expenditures.  The most significant projects were the replacement of four boilers at the Houston and Port Neches plants with new energy-efficient boilers, the replacement of a dock at the Port Neches plant and conversion of the Baytown plant.

Fiscal 2006 investing activities were capital expenditures of $46.2 million and acquisition of business of $208.8 million.  The major capital projects were the replacement of boilers at the Houston plant with energy-efficient boilers, a flare recovery project and conversion of the Baytown plant.

Financing Activities

In the first half of fiscal 2009, we had net inflows from financing activities of $23.1 million, consisting primarily of net inflows from borrowings on our Revolving Credit Facility and our insurance premium financing of $24.7 million and $2.8 million, respectively, and outflows for repayment of Term Loan principal of $1.4 million and repurchases of shares for $3.0 million.

In the first half of fiscal 2008, financing activities generated net inflows of $71.7 million, consisting primarily of the Term Loan financing of the $70.0 million payment made to Huntsman in November 2007, net inflows from our insurance premium financing of $3.0 million and outflows for repayment of $1.2 million of principal under the Term Loan and repurchases of shares for $0.3 million.

Fiscal 2008 net cash flows provided by financing activities was $89.6 million.  The primary inflows were the Term Loan financing of the $70.0 million payment made to Huntsman in November 2007 and $21.8 million of net borrowings on our Revolving Credit Facility, while the primary outflows were repayment of Term Loan principal of $2.6 million and repurchases of shares for $0.3 million.

Fiscal 2007 net cash flows used in financing activities were $4.0 million.  The primary components were outflows from repayment of Term Loan principal of $2.1 million and net repayment of insurance premium loans of $3.8 million, partially offset by cash received from exercise of stock options of $1.3 million.

Fiscal 2006 net cash inflows from financing activities was $206.6 million.  The most significant elements were an inflow of $210.0 million from the Term Loan to finance the Port Neches acquisition and net borrowings to finance insurance premiums of $3.8 million, partially offset by debt issuance costs related to the Port Neches financing of $7.7 million.

Interest rate cap and interest rate swap

In accordance with the requirement of our Term Loan, we entered into an interest rate cap agreement in October 2006, incurring a one-time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long-term debt over a three-year period ending October 31, 2009 if LIBOR exceeds 6.0%.

In June 2008, we also entered into a two-year interest rate swap, whereby we effectively fixed the interest rate on $135.0 million of our Term Loan debt at 3.406%.

Contractual Obligations

The following table presents our contractual cash obligations at June 30, 2008 (in thousands):

	Payments Due By Fiscal Year
	Total	2009	2010 - 2011	2012 - 2013	After 2013

Long-term debt	$275,313	$2,743	$5,403	$267,167	$-
Interest on long-term debt [1]	68,090	12,291	26,866	28,933	-
Operating leases	29,607	10,409	13,692	3,930	1,576

	$373,010	$25,443	$45,961	$300,030	$1,576

Notes to Contractual Obligations Table:

[1] Interest payments on long-term debt reflect the impact of interest rate swap discussed above and variable rates in effect at June 30, 2008.

The above table does not include our long-term purchase contracts, as those commitments generally fall under two categories:  (1) an obligation to purchase a percentage of volume of material produced by a particular supplier, which could vary depending on the volume of material actually produced by the supplier; and (2) an obligation to purchase a fixed volume of material priced according to certain commodity price indices which vary over time and cannot be estimated on a forward-looking basis.

Off-Balance-Sheet Arrangements

We do not currently utilize any off-balance-sheet arrangements to enhance our liquidity and capital resource positions, or for any other purpose.

Recent Economic Events

As a result of the economic events discussed under “–Material Industry Trends” above, we idled various production units at both our Houston and Port Neches facilities in the latter part of the second quarter of fiscal 2009, in order to reduce operating costs and match production to the reduced needs of our customers and suppliers, and restarted those facilities in January, 2009.  We also released a significant portion of our contractor workforce to further reduce costs.  We believe our measures have been sufficient to maintain our liquidity, and expect to have adequate liquidity to fund our anticipated liquidity requirements over the foreseeable future from cash flows generated from operating activities and available borrowing capacity under our Revolving Credit Facility.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we make certain estimates and assumptions about future events that could significantly affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes.  Some of our accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates.  By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results.  We base our judgments on our historical experience, knowledge of the business and industry, advice from experts and consultants, business forecasts and other available information, as appropriate.  Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements in Item 13 of this Form 10 registration statement.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts reported in our Consolidated Financial Statements, are as follows:

Inventory cost

Our inventories consist of raw materials and finished products and are valued at the lower of average cost or market.  Costs include raw materials, labor and applicable manufacturing overhead.  Our inventory levels can vary significantly depending on availability of raw materials, especially crude C4, plant operations, customer demand and seasonality.  In addition to potential fluctuations in the amounts of physical inventories we carry, we can be exposed to potential devaluations in net realizable value of our inventories, especially our fuel-related products, during periods of declining gasoline prices and demand for fuel-additive products.  A significant amount of judgment is required to determine the appropriate normal range of plant production activity and plant operating expenses regarding plant overhead cost absorption and to determine the appropriate market valuation of inventories when market value is below cost.  Use of different estimates and assumptions to determine the appropriate amounts of overhead absorption market value for inventory valuation purposes, when such market is below cost, could have a significant impact on our financial condition and results of operations from period to period.

Property, plant and equipment

Property, plant and equipment are reported at historical costs, less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The carrying value of property, plant and equipment is reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  There were no such indicators present for any of the periods presented in our accompanying financial statements, and, accordingly, no impairment tests were performed as would otherwise be required by SFAS No.144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”  A significant amount of judgment is required in various circumstances to determine the appropriate recognition of costs as capital expenditures or expenses, estimated useful lives of property, plant and equipment, and when and by how much carrying amounts may be impaired.  Use of different estimates and assumptions to determine useful lives and impairments could have a significant impact on our financial condition and results of operations from period to period.

Plant turnaround costs

We use the deferral method to account for costs of major scheduled plant turnarounds.  Plant turnarounds are the scheduled and required partial or complete shutdowns of chemical processing units for significant overhaul and refurbishment, for periods typically lasting from two to four weeks.  Under the deferral method, we defer the cost of a turnaround project and amortize the cost as part of our operating expenses over the period between the completion of the turnaround and the next scheduled turnaround, which typically occurs from 18 months to four years after the most recently completed turnaround.  If the next scheduled turnaround occurs sooner than originally anticipated, any remaining deferred cost from the previous turnaround is charged to expense at that time.  If the next scheduled turnaround occurs later than originally anticipated, the amortization period for the previous turnaround cost is not extended.  The deferral method of accounting for turnaround costs requires judgment as to the specific costs to be included in a major turnaround project and requires estimates and assumptions regarding the period of time over which the costs will be amortized.  Use of different estimates and assumptions could have a significant impact on our financial condition and results of operations from period to period.

Income tax assets and liabilities

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” and FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes (an interpretation of SFAS 109).”  Application of these accounting rules requires judgment in determination of tax related assets and liabilities to be recorded and the appropriate recognition of tax positions taken on tax returns.  Regarding realization of our deferred tax assets and the need for a valuation allowance against deferred tax assets at each balance sheet date, we consider both positive and negative evidence of sufficient taxable income within the carry-back and/or carry-forward periods as provided under applicable tax law.  Based on our significant net deferred tax liability position and future reversals of such existing taxable temporary differences, as well as our historical operating results, we have concluded that no valuation allowance should be recorded.  Regarding assessment of taxable income exclusive of reversing temporary differences and carry-forwards, we consider both our recent historical operating results as well as our expectations of future operating results; however, historical results are given more weight than our expectations of future profitability, which is inherently uncertain.

Revenue recognition

We recognize revenue from sales of products in the period when title and risk of loss transfer to the customer.  Any amounts invoiced for which title and risk of loss have not transferred are deferred on the balance sheet until title and risk of loss have transferred.  Although application of this policy is typically based on the facts involved and does not require significant judgment, this is a critical accounting policy due to the potential for significant amounts to be deferred at the end of any given period.

Intangible Assets

Our intangible assets include patents and technology licenses.  Patents are amortized using the straight-line method over useful lives.  Our technology licenses have no legal, regulatory, contractual, competitive, economic, or other factors that would limit their useful lives.  Consequently, we have determined their useful lives to be indefinite.  The technology licenses, which have an aggregate book value of $5.5 million as of December 31, 2008, are assessed annually at the end of each fiscal year for impairment.  Because these technology licenses are fundamental to and inseparable from their respective manufacturing processes, we assess impairment based on the undiscounted future cash flows related to the respective manufacturing processes.  We have determined based on these processes that there are no impairments to the indefinite lived technology licenses.

Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, Disclosures about Derivative Instruments and Hedging Activities, (“SFAS 161”) which amends SFAS 133 and expands disclosures to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives. SFAS 161 is effective for fiscal periods beginning on or after November 15, 2008, which for us will be the first quarter of fiscal 2010.  We are currently assessing the potential impact that adoption of the requirements of SFAS 161 will have on our financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for us beginning July 1, 2009 and will apply prospectively to business combinations completed on or after that date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (“SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS 160 is effective for the Company beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. We are currently assessing the potential impact that adoption of the requirements of SFAS 161 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The effective date for us is July 1, 2008.  We have currently elected not to measure our eligible financial assets and liabilities at fair value, SFAS 159 has no impact on our financial statements at this time.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB released FASB Staff Position No. 157-b, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The effective date for us is July 1, 2009.  We are currently assessing the potential impact that adoption of SFAS 157 will have on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Borrowing under each of our Term Loan and Revolving Credit Facility Agreement are subject to floating interest rates.  These floating interest rates subject us to the risk of increased interest costs associated with any upward movements in interest rates. Under both our Term Loan and our Revolving Credit Facility, our borrowing interest rate is a prime lending rate plus a spread or a LIBOR-based rate plus a spread, whichever we select.  In June, 2008, to partially protect ourselves from upward movements in interest rates, we entered into a two-year $135 million interest rate swap whereby we fixed the interest rate at 3.406% on that portion of the Term Loan outstanding debt.  At February 13, 2009 our total Term Loan and

Revolving Credit Facility debt outstanding were $275 million and $23.9 million, respectively.  At June 30, 2008 our total term loan and our revolving credit facility debt outstanding were $275 million and $22 million, respectively.  Based on our level of borrowings at June 30, 2008, after taking into consideration the favorable effects of our interest rate swap, a 1.0% increase in interest rates would increase our interest expense annually by an average of $1.6 million for fiscal years 2009 and 2010 and an average of $2.9 million for the three subsequent fiscal years.

We were required by October 25, 2006, under our Term Loan, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%.

In June, 2008 we also entered into a two year $135 million interest rate swap whereby we effectively fixed the interest rate at 3.406% on a portion of our outstanding debt.

Starting in mid October 2008 and continuing through the end of December 2008 we entered into a series of commodity swaps, with various short-term maturity dates, to mitigate losses on our C4 Products inventory, specifically Raffinate-3.  All but the last of the series were unwound by December 31, 2008, netting a positive cash flow of $4.9 million.  The remaining commodity swap is for 130,000 barrels of RBOB (Reformulated Blend for Oxygen Blending) gasoline futures at a fixed price on 50,000 barrels of $1.1002 per gallon and on 80,000 barrels of $1.1223 per gallon.  A net unrealized loss, shown in the “Unrealized loss on derivatives” line on the Consolidated Statements of Operations, was recorded on the remaining commodity swap for $0.9 million in December 2008.  The swap was subsequently unwound in January 2009 at a cost of $1.2 million.  As of the date of this filing we have no open commodity swaps.

A large majority of our sales by volume are generated under contracts that are insulated to some degree from volatility in the selling price of feedstock or energy prices.  The methodology is consistent in many of the formulas, but the margins and factors applied vary depending on the party.

The degree of margin insulation we have obtained varies across the products.  Butadiene, butene-1, PIB, HR-PIB and nonene/tetramer enjoy a strong degree of protection, while raffinates, DIB and HPIB sales are less protected from movements in feedstock prices.  None of our contractual arrangements, however, insulate us completely from the impact of sales or raw material prices on inventory.  These inventory effects generally benefit us as prices for our products rise and negatively impacts us as prices fall.  Some products, such as raffinates, have seasonal variations in their sales that can result in slow inventory turnover during identifiable periods.  Our strategy is to keep inventory at minimum levels required to service our customers whenever possible.

The economic crisis that developed during the latter part of the first quarter of fiscal 2009 continued to develop through the remainder of the first half of fiscal 2009, resulting in a significant decline in the prices for fuel-related products, including goods made by our customers using the products we manufacture and sell.  The rapid decrease of such prices lowered the value of our product inventories below cost.  As a result, we recorded lower-of-cost-or-market adjustments on our inventory in the aggregate amount of $21.0 million for the first two quarters of fiscal 2009.  It is possible that we could record similar adjustments in future periods, under similar circumstances.

ITEM 3.     PROPERTIES

Our Principal Facilities

Overview.  We have three principal processing facilities.  The Houston, Texas facility is used in both our C4 Processing segment and our Performance Products segment.  The Port Neches, Texas facility is used in our C4 Processing segment, and the Baytown, Texas facility is used in our Performance Products segment.  Our Houston and Port Neches facilities have an aggregate butadiene production capacity of 2.1 billion pounds per year.  These two facilities were built in tandem by the U.S. Government in the 1940s and have complementary processes and logistics with a similar layout and design.  The two facilities are located at each end of the 90-mile Texas Butadiene Pipeline Corridor, giving us the unique position of servicing customers from either end of the pipeline.  Our facilities provide convenient access to other Gulf Coast petrochemicals producers and are connected to facilities of several of our customers and raw material suppliers through an extensive pipeline network.  In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel networks.  Our Houston and Port Neches facilities have a high amount of operational flexibility in the quality grade of crude C4 feedstocks that can be processed.  Our Baytown facility produces nonene and tetramer as well as propane and polymer gasoline.  We consider each of our processing facilities to be sufficient for its intended use.

Our Houston Facility.  Our Houston facility is located approximately one mile from the Houston Ship Channel and has the capacity to process 2.4 billion pounds per year of crude C4.  From the crude C4, the plant has the following annual production capacities: 1.2 billion pounds of butadiene, 315 million pounds of butene-1, 740 million pounds of raffinate, 145 million pounds of HPIB, 80 million pounds of DIB and 255 million pounds of PIB.  It can also process 700 million pounds of purchased isobutylene annually.  This facility allows us to realize substantial benefits by separating and upgrading the various components in the crude C4 and isobutylene streams we purchase.  This facility was designed and constructed with spare and parallel equipment to enable us to shut down individual units for repair or maintenance without having to shut down the entire facility, thereby maximizing throughput.  In addition, the facility has the physical space to allow for new plants to upgrade existing products or to accept new crude C4 and isobutylene feedstocks.

The location of the facility provides access to other Gulf Coast petrochemicals producers and directly connects us to facilities of several of our customers and raw material suppliers through an extensive pipeline network in the immediate area.  Our Houston facility is also serviced by rail, tank truck, barge and ocean-going vessels.  Our Houston facility also has access via pipeline to salt-dome storage facilities located at Mont Belvieu and Pierce Junction, Texas.  The plant is situated on a 257-acre tract, with approximately 230 acres wholly owned by us, and the remaining 27 acres owned 75% by us and 25% by a third party.

The Houston facility was originally constructed in 1942 by the U.S. Government with start-up in 1944 by Sinclair Oil.  The facility was acquired by Tenneco and FMC Corp. in 1954.  In 1984, the Houston facility was acquired by Texas Petrochemicals Corporation, a successor to Texas Olefins Company.

Our Port Neches Facility.  Our Port Neches facility is located on a 154-acre site in Jefferson County, Texas and has the capacity to process 1.8 billion pounds per year of crude C4.  From the crude C4, the plant has annual production capacities of 900 million pounds of butadiene and 900 million pounds of raffinate.  The facility has direct pipeline access to many butadiene customers, suppliers and refineries, and also has access to additional suppliers and customers via barge, ship, rail and truck.  Similar to our Houston facility, the Port Neches facility was designed and constructed with spare and parallel equipment to enable us to shut down individual units for repair or maintenance without having to shut down the entire facility.  The Port Neches facility has also benefited from historical capital investments to improve energy consumption rates that allow the facility to operate with significantly lower energy costs while processing high feedstock volumes.  The Port Neches facility was originally constructed in 1942 by the U.S. Government with initial processing beginning in 1944 for Texaco, Gulf, U.S. Rubber and B.F. Goodrich.  The facility was acquired by Huntsman Corporation in its 1994 acquisition of Texaco’s chemical business and subsequently acquired by us in June 2006.

Our Baytown Facility.  Our Baytown facility is located on an approximately 165 acre site in Harris County, Texas.  This facility, which was previously idle, began producing nonene and tetramer in August 2007.  The facility also operates as a petrochemicals products terminal providing storage and logistics services for nearby chemical companies, and has a capacity to produce 150 million pounds of propylene derivatives.

Pressurized Barge Joint Venture

We have a 50% interest in a joint venture with Kirby Inland Marine, Inc.  The joint venture owns and operates four pressurized barges, which have very specialized cargo units for transporting chemicals.  This joint venture was originally formed in the 1980s.  Under the joint venture, each party owns half of the assets and we pay Kirby Inland an operating fee for transporting our products.  Only approximately 55 of these types of pressurized barges are operating in the Gulf Coast region, and roughly 75% are owned by Kirby Inland Marine.  Due to the long build-time for these barges (two years) and the high transportation fees charged to non-owning entities, this joint venture allows us to manage our barge transportation costs.  If we are not using the barges at full capacity, we can make them available to third parties on negotiated terms.

Our Other Facilities

We own approximately 215 miles of product and feedstock pipelines, which give us the ability to directly connect some of our facilities, docks, product terminals, feedstock suppliers and customers.  For our butadiene customers, we own and operate a proprietary butadiene pipeline system that connects to the following facilities: Firestone - Orange; Invista - Orange; Lanxess - Orange; ISP - Port Neches; Goodyear - Beaumont; and Goodyear - Houston.  This pipeline network allows us to serve many of our butadiene customers independent of the Texas Butadiene Pipeline Corridor, which is controlled by ExxonMobil and upon which other suppliers must rely for transportation.

We also own and operate storage and terminal assets in Baytown, Texas and Lake Charles, Louisiana.  In addition to terminaling a number of product streams for ExxonMobil, the Baytown terminal handles throughput and storage for 100% of

all feedstocks for LCY Elastomers, including butadiene.   The Lake Charles terminal handles storage and throughput for 90% of all butadiene consumed by the Firestone - Lake Charles plant.  We also have 20 million pounds of butadiene storage capability at our Houston facility (the largest butadiene storage capacity on the Gulf Coast).

For receipt of crude C4 at our Houston and Port Neches facilities, we either own pipelines to or have direct pipeline connections with the following ethylene and propylene producers:  ChevronPhillips - Sweeny, ChevronPhillips – Cedar Bayou, ChevronPhillips - Port Arthur, ExxonMobil - Port Arthur, Huntsman - Port Neches, and Flint Hills Resources - Port Arthur.  Further, we lease 20 million pounds of pressurized storage for crude C4 from Targa Resources - Galena Park, to and from which we have direct pipeline connections with our Houston facility.  We handle and store a portion of Shell’s crude C4 for its Deer Park butadiene processing facility through this terminal for a fee.  In addition, we have pipeline connections to Equistar - Channelview and Sabina - Port Arthur for receipt of crude C4 from those processing facilities anytime they have operating problems.

We serve our raffinates customers through an extensive network of company-owned and third party-owned pipelines.  We have proprietary pipelines to Motiva - Port Arthur, Valero - Port Arthur, and Shell - Deer Park.  In addition, we have pipeline agreements with third-parties that allow connection and delivery with the following refineries:  Total - Port Arthur; Valero - Houston; Valero - Texas City; Pasadena Refining - Houston; BP - Texas City; and Marathon - Texas City.  We also lease salt-dome storage capacity for raffinates at Pierce Junction, Texas, and the majority of these refiners are connected to this storage site.  This storage system ties our raffinates customers to a ready supply of the product, delivered by pipeline, on very short notice.

We also own proprietary pipelines for shipment of butene-1 to the Dow - Texas City plant and concentrated isobutylene to the Lubrizol-Deer Park plant.  This proprietary pipeline is Dow’s only method of receiving butene-1 into its plant, and transmits approximately 75% of Lubrizol’s concentrated isobutylene demand to its Deer Park plant.  We lease storage capacity and have terminaling capabilities for polyisobutylenes in Hammond, Indiana for servicing northern U.S. customers and additional leased terminal capacity in the Houston area.  We own and operate a co-generation facility at our Houston facility, which produces 35 megawatts of natural gas generated electricity.  This electricity is utilized primarily by our Houston facility, with the remainder (approximately 10 megawatts) sold to the Electric Reliability Counsel of Texas grid at market prices.

Our executive offices are located in Houston, Texas.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 13, 2009 (except as otherwise noted below), by:  (i) each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of our common stock; (ii) each of our directors and named executive officers; and (iii) all directors and executive officers as a group. Based on information furnished by such stockholders, our management believes that each person has sole voting and dispositive power over the shares indicated as owned by such person unless otherwise indicated. The address of each director and officer is the same as the address for our executive offices.

Name and Address	Number of Shares Beneficially Owned		Percentage Beneficially Owned[1]

5% Stockholders:

Castlerigg Master Investments, Ltd C/O Sandell Asset Management, Ltd 40 W. 57th Street, Floor 26 New York, NY 10019-4001	3,215,464	[2]	18.1%

Ramius Credit Opportunities Master Fund Ltd. 666 3rd Ave, Floor 26 New York, NY 10017-4036	1,915,763	[3]	10.8%

QVT Financial LP 1177 Avenue of the Americas 9th Floor New York, NY 10036	2,894,222	[2]	16.4%

One East Partners Master, LP 1 East 57th Street, 10th Floor New York, NY 10022	1,289,002	[4]	7.3%

Our Directors and Executive Officers:

Charles Shaver	670,052	[5]	3.7%
Mark Demetree	404,105	[6]	2.3%
Kevin Flannery	114,550	[7]	*
Tyrone Thayer	32,366	[8]	*
John Robbins	35,366	[9]	*
Ken Glassman	3,222,196	[10]	18.2%
James Cacioppo	1,321,934	[11]	7.5%
Sergey Vasnetsov	6,732	[12]	*
Ruth I. Dreessen	158,227	[13]	*
Paula S. Sharp	8,000	[14]	*
Luis Batiz	23,333	[15]	*
Christopher Artzer	72,581	[16]	*

Executive officers and directors as a Group (12 persons)	6,068,642		33.1%

  *   Indicates beneficial ownership not exceeding 1.0%.

Notes to Beneficial Ownership Table:

[1] The percentage beneficially owned was calculated based on 17,685,685 shares of our common stock issued and outstanding as of February 13, 2009.  We have no other classes of equity security that is registered or would be required to be registered but for an exemption contained in Section 12(g)(2)(G) of the Exchange Act.  The percentage assumes the exercise by the stockholder or group named in each row of all options for the purchase of common stock held by such stockholder or group that are currently exercisable or may become exercisable within the next sixty (60) days.

[2] Represents information received from such stockholders on October 15, 2008.

[3] Represents information received from such stockholder on October 17, 2008. Includes 460,000 shares held by Ramius Enterprise Master Fund Ltd and 1,455,763 shares held by Ramius Credit Opportunities Master Fund Ltd.  On September 15, 2008, 1,451,465 shares of Common Stock reported herein as being beneficially owned by Ramius Credit Opportunities Master Fund and 25,000 shares of Common Stock reported herein as being beneficially owned by Ramius Enterprise Master Fund (collectively, the “Frozen Shares”) were frozen in Ramius Credit Opportunities Master Fund’s and Ramius Enterprise Master Fund’s prime brokerage accounts, respectively, as a result of Lehman Brothers International (Europe) (“LBIE”), which, through certain of its affiliates, was a prime broker for each of Ramius Credit Opportunities Master Fund and Ramius Enterprise Master Fund.  The current status of the Frozen Shares under LBIE's administration proceedings has not been determined.  Ramius Credit Opportunities Master Fund and Ramius Enterprise Master Fund claim beneficial ownership over the Frozen Shares until such time a final determination concerning the Frozen Shares is made.

Ramius Advisors, LLC (“Ramius Advisors”) is the investment advisor of each of Ramius Enterprise Master Fund Ltd and Ramius Credit Opportunities Master Fund Ltd. and consequently has voting control and investment discretion over securities held by Ramius Credit Opportunities Master Fund Ltd and Ramius Enterprise Master Fund Ltd.  Ramius Advisors disclaims beneficial ownership of these securities.  Ramius LLC (“Ramius”) is the sole member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors.  Ramius disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

[4] Represents information received from such stockholder on October 9, 2008.

[5] Includes 309,886 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[6] Includes 111,393 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[7] Includes 51,466 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[8] Includes 21,140 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[9] Includes 24,140 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[10] Includes 5,066 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days and are issued to Castlerigg Master Investments, Ltd on behalf of Mr. Glassman as a director of TPC.  Also includes 3,215,464 shares of Common Stock held in the name of Castlerigg Master Investments Ltd, whose investment manager is Sandell Asset Management Corp. of which Mr. Glassman is a Senior Managing Director and as such may be deemed to be a beneficial owner of Castlerigg Master Investments, Ltd’s shares.  Mr. Glassman has disclaimed beneficial ownership of Castlerigg Master Investments, Ltd’s shares to the extent he does not have a pecuniary interest in such shares.

[11] Includes 5,066 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.  Also includes 1,289,002 shares of Common Stock held by One East Partners Master, LP (the “Partners Fund”).  Mr. Cacioppo is a managing member of the general partner of the Partners Fund and as such may be deemed to be a beneficial owner of Partners Fund’s shares.  Mr. Cacioppo has disclaimed beneficial ownership of the Partners Fund’s shares to the extent he does not have a pecuniary interest in such shares.

[12] Includes 5,066 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[13] Includes 90,090 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[14] Includes 4,000 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[15] Includes 13,333 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

[16] Includes 38,356 shares that may be acquired pursuant to outstanding exercisable stock options which are either currently vested or which may vest within the next 60 days.

Item 5.     DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers and directors as of February 13, 2009:

Name	Age	Position
Mark Demetree	52	Non-Executive Chairman of the Board
Charles Shaver	50	President, Chief Executive Officer and Director
Kevin Flannery	64	Vice Chairman of the Board
James Cacioppo	46	Director
Kenneth Glassman	36	Director
John Robbins	69	Director
Tyrone Thayer	70	Director
Sergey Vasnetsov	45	Director
Ruth I. Dreessen	52	Executive Vice President and Chief Financial Officer
Christopher Artzer	37	Vice President, General Counsel and Secretary
Paula S. Sharp	55	Vice President of Human Resources
Luis Batiz	54	Senior Vice President of Operations
Russell Crockett	45	Senior Vice President, Commercial
Mark Demetree is the non-executive Chairman of the Board of Directors of our company and has served in such capacity since our formation in May 2004. He is the Chairman of the Nominating and Governance Committee and a member of the Compensation Committee and the Ad Hoc Committee.  Mr. Demetree has been active in the chemicals industry for 19 years. From 1997 to 2008, Mr. Demetree was the Chairman and Chief Executive Officer of US Salt, LLC, one of the largest regional producers of evaporated salt in the United States. From 2000 to 2007, he was Chairman and Chief Executive Officer of British Salt Ltd., the largest evaporated salt producer in the United Kingdom. He was President of North American Salt Company, the third largest salt producer in North America, from 1993 to 1997.  From 1991 to 1993, he was President of Trona Railway Company, a Harris Chemical Group subsidiary. Mr. Demetree began his career in the chemicals industry in 1989 when he joined D. George Harris & Associates, Inc. as Senior Vice President, involved in acquisitions of a series of inorganic chemical companies that formed Harris Chemical Group.  Mr. Demetree is a director of American Italian Pasta Company (NYSE:PLB).  A graduate of the Georgia Institute of Technology with a B.S. in Industrial Management, Mr. Demetree received his M.B.A. from Harvard Business School.

Charles Shaver has served as a director and as our President and Chief Executive Officer since July 2004.  Mr. Shaver has more than 25 years of experience in the chemicals industry. Mr. Shaver joined our company from GenTek, Inc., where he was a Vice President and the General Manager for the Performance Products segment since 2001. Prior to GenTek, Mr. Shaver was the Vice President and General Manager of the Performance Products division of Arch Chemicals, Inc., where he served from 1999 to 2001. He was the President and Chief Operating Officer of MMT Environmental, Inc. from 1996 to 1998. Mr. Shaver began his career with Dow Chemical Co. in 1980, serving in a diverse set of assignments in various business units of the company.  Mr. Shaver serves on the advisory board to the Look College of Engineering at Texas A&M University and is a member of the Board of Directors of the NPRA (National Petroleum Refiners Association) and the ACC (American Chemistry Council). He is also a past board member of the API (American Polyurethane Institute), the CCC (Chlorine Chemistry Council), and executive contact for the ACC. He is a graduate of Texas A&M University with a B.S. in Chemical Engineering.

Kevin Flannery is the Vice Chairman of the Board of Directors of our company and has served as a director since our formation in May 2004. He is the Chairman of the Compensation Committee, Chairman of the Ad Hoc Committee and a member of the Audit Committee and the Nominating and Governance Committee.  Since 1993, Mr. Flannery has been the President and Chief Executive Officer of Whelan Financial Corporation. Whelan Financial Corporation specializes in crisis management, consulting and board services to distressed and newly reorganized companies.  He is also the Chairman and Chief Executive Officer of Rehrig United Inc., and has served in those capacities since March 2008.  Mr. Flannery served as the head of equity markets at Bear, Stearns & Co., Inc. from 1975 to 1991 and at White Weld and Co. He began his career in arbitrage at Goldman, Sachs & Co.  Mr. Flannery is currently a director of Luxfer Holdings PLC, Daystar Technologies Inc., Particle Drilling Inc. and FPM Heat Treating LLC. He was also the Chairman and Chief Executive Officer of RoweCom, Inc. from 2003 to 2004 and the Chairman of the Board and Chief Executive Officer of Telespectrum Worldwide Inc. from 2002 to 2005.

James Cacioppo has served as a director since April 2008.  He is a member of the Nominating and Governance Committee and the Ad Hoc Committee.  Mr. Cacioppo is co-portfolio manager of One East Capital Advisors, LP, an investment adviser, a position he has held since March 2006.  From July 2002 through January 2006, Mr. Cacioppo served as President and Co-portfolio Manager of Sandell Asset Management Corp. and Castlerigg Master Investments Ltd.  From January 2000 through July 2002, Mr. Cacioppo was a principal and the director of investment research at Castlerigg.

Kenneth Glassman has served as a director since April 2008.  He is a member of the Nominating and Governance Committee and the Ad Hoc Committee.  Mr. Glassman joined Sandell Asset Management as a Senior Managing Director in January 2006. Prior to Sandell Asset Management, Mr. Glassman served as Managing Director, Portfolio Manager and co-Head of the firm's High Yield and Distressed Investment group of Goldman, Sachs & Co. He has worked on Goldman's High Yield and Distressed desk since 1998 and became Co-Head in 2003. From 1994 to 1996, Mr. Glassman was a Financial Analyst in the Equity Capital Markets division of Salomon Brothers Inc.  Mr. Glassman earned a B.A. in Economics from Yale University where he graduated Magna Cum Laude with Distinction in Economics and was admitted to Phi Beta Kappa.  He also received an M.B.A. from The Wharton School of Business where he was a Palmer Scholar.

John Robbins has served as a director since April 2006.  He is the Chairman of the Audit Committee.  Mr. Robbins was Managing Partner of the New York office of Kenneth Leventhal & Company and Executive Committee Partner, retiring from the firm in 1992.  He was made partner of Kenneth Leventhal & Company in 1973.  Mr. Robbins has been a Trustee of Keene Creditors Trust since 1996.  He was a director and Chairman of the Audit Committee of Raytech Corporation from May 2003 until March 2007.  Mr. Robbins is also a director and member of the Audit Committee of Hovnanian Enterprises, Inc. since January of 2001.  Mr. Robbins is a graduate of the University of Texas and a Certified Public Accountant.

Tyrone Thayer has served as a director since April 2006.  He is a member of the Audit Committee and the Compensation Committee.  Mr. Thayer has over forty years of experience in the overall business operations of Cargill Incorporated and has held numerous senior executive positions including Corporate Vice President from 1995 until his retirement in 2001. From 1983 to 1995, Mr. Thayer served as Senior Vice President Industrial Group, President of Cargill Steel & Wire, President of Cargill Worldwide Salt, Supervisor Chemical Products Division, Executive Supervisor Cargill Fertilizer and other Business Units. Mr. Thayer served on the Technical Affairs Committee, Public Affairs Committee and the Corporate Citizenship Committee.  Mr. Thayer is a graduate of Drake University with a B.S. in Business Administration.

Sergey Vasnetsov has served as a director since April 2008.  He is a member of the Audit Committee.  Mr. Vasnetsov has served as a Managing Director for Barclays PLC since September 2008.  Before then, he served in the same role with Lehman Brothers Holdings Inc. from June 1999.  In both positions, Mr. Vasnetsov led a chemical research team responsible for coverage of 19 major US chemical companies, including DuPont, Dow Chemical, PPG, Monsanto, Praxair, Air Products, Rohm & Haas, Celanese and Valspar. He has 11 years of chemical research experience, both in academic and applied industrial areas, and 12 years of Wall Street financial and economic research experience. After study at Oxford University (UK) as a George Soros Scholar in 1989-90, Mr. Vasnetsov worked for five years at the Union Carbide R&D Center as a Senior Chemist and a Project Scientist. Since 1996, Mr. Vasnetsov has been working on Wall Street, specializing in economic and financial research of the US chemical industry. He served as a member of the Advisory Board for the Chemical & Engineering News Magazine and the Asian Chemical News. He has an M.B.A. in Finance from Rutgers University and M.Sc. in Chemistry from Novosibirsk University, Russia.

Ruth I. Dreessen has served as our Executive Vice President and Chief Financial Officer since November, 2005.  From May 2003 to November 2005, Ms. Dreessen served as the Chief Financial Officer and Senior Vice President for Westlake Chemical Corporation, and served as a member of the Board of Directors for Westlake Chemical Corporation.  Ms. Dreessen previously served as a director of Better Minerals & Aggregates, Corp. and Georgia Gulf Corp.  Prior to joining Westlake, Ms. Dreessen held numerous senior positions with JP Morgan Chase & Co.  Ms. Dreessen holds a Master's degree from Columbia University and a Bachelor's degree from New College in Florida.

Christopher Artzer was appointed as Vice President, General Counsel & Secretary in December 2004.  Prior to joining our company, Mr. Artzer was counsel at the law firm of Akin Gump Strauss Hauer and Feld LLP in Houston, Texas.

Mr. Artzer received a Bachelor of Arts degree in Government from Dartmouth College and a Doctor of Jurisprudence degree from the University of Texas Law School.

Paula S. Sharp was appointed as Vice President of Human Resources in January, 2007.  Prior to joining our company, Ms. Sharp served as Human Resources Director with BP Refining and Marketing from 2000.  Ms. Sharp received a Bachelor of Business Administration degree from Lamar University and a Master of Business Administration degree from DePaul University.   She is also an instructor in Rice University’s Glasscock School of Continuing Studies in the Human Resources Professional Development program.

Luis Batiz was appointed as Sr. Vice President of Operations in March, 2007.  Mr. Batiz previously served as Vice President Production, Shell Oil Products, from 2004 to 2007, and as President of Best Business Solutions, a business brokerage firm, from 2003 to 2004.  Mr. Batiz holds a Bachelor of Science degree in Chemical Engineering from University of Puerto Rico and a Master of Science degree in Nuclear Engineering from Georgia Institute of Technology.

Russell Crockett was appointed Senior Vice President, Commercial in September, 2008.  Prior to joining TPC, Mr. Crockett served as Vice President, Chemical Sales Americas for LyondellBasell Industries from April 2001 to January 2008.  He has also served as Vice President Responsible Care and Engineering, Hydrocarbons Plant Manager - Channelview, Business Director, Aromatics & Fuels and Treasury Management support for Lyondell Chemical Company from January 1996 to April 2001.  Mr. Crockett began his career with EI Dupont de Nemours & Co., serving in successive business and operations assignments.  Mr. Crockett holds an MBA from University of Michigan and a BS in Chemical Engineering from Carnegie-Mellon University.

ITEM 6.     EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis contains statements regarding our named executive officers’ performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and contain forward-looking statements that reflect our plans, estimates and beliefs.  Factors that could cause or contribute to differences between actual results and our forward-looking statements are discussed elsewhere in this registration statement, particularly in “Cautionary Information Regarding Forward Looking Statements” and in “Risk Factors” in Item 1A. We caution investors not to apply these statements to other contexts.

Executive Summary

The most significant Compensation Committee decisions made during fiscal 2008 included:

•	renewal of employment agreements with our President and Chief Executive Officer and other executive officers;
•	setting targets under our Senior Management Incentive Plan; and
•	developing parameters for the 2009 Long-Term Incentive Plan, which was approved by our stockholders on November 11, 2008.

Overview

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table below (our “named executive officers”). The Compensation Committee of our Board of Directors (the “Compensation Committee”) maintains responsibility for overseeing the development of an executive compensation philosophy, strategy and framework that remains consistent with our business objectives and the interests of our stockholders.

Compensation Philosophy and Overall Objectives

Our executive compensation policy strives to ensure that executive compensation links directly to continuous improvements in corporate performance and to increases in stockholder value while at the same time motivating and retaining key employees. The Compensation Committee established the following objectives as guidelines for compensation decisions:

•	Our executive compensation programs should be integrated with our annual and long-term business objectives so that executives remain focused on the fulfillment of these objectives.

•
Our executive compensation packages must include a significant variable component that directly links compensation with our overall performance, in order to align executive compensation with the interests of stockholders.

•	We must provide a competitive total compensation package that enables us to attract and retain key executives.

The Compensation Committee regularly reviews our compensation programs to ensure that base salary levels and incentive opportunities remain competitive and reflect performance. In evaluating compensation levels for each named executive officer, the Compensation Committee reviews compensation surveys, including surveys from Towers Perrin Inc. and Hewitt Associates Inc.

The Role of the Compensation Consultant

In fiscal 2007, the Compensation Committee retained Towers Perrin, an independent compensation consultant, to compare our named executive officer compensation levels to executives holding positions with companies included in a compilation of broad industry surveys prepared by Towers Perrin and others, filtered for relevance by company revenue size.  The Compensation Committee believes that this compilation presents relevant information for comparison purposes due to its broad coverage of the petrochemicals industry.  The Towers Perrin presentation considered each element of compensation. We collectively refer to the information in this compilation as “survey data” throughout this Compensation Discussion & Analysis. The Compensation Committee uses the salary data, including the 50th and other percentiles as an initial indicator of compensation range with respect to base salary, total cash and total direct compensation (see “–Terminology” below), but makes final subjective decisions as to individual compensation based on prevailing market conditions and the individual’s experience and background, among other factors. As such, the Towers Perrin and other compensation consultant-provided data serve as a guide in formulating compensation, but are not determinative of compensation levels in and of themselves.  In fiscal 2008, Hewitt Associates provided the Compensation Committee with advice on equity incentive compensation plans, including the proposal of a new plan and types of awards to grant our named executive officers.  After consideration of Hewitt’s recommendations, the Compensation Committee developed and recommended to our shareholders for approval the 2009 Long Term Incentive Plan, which reflected almost all of Hewitt’s recommendations.  Our shareholders approved the plan on November 11, 2008.

Role of Chief Executive Officer in Establishing Compensation for Named Executive Officers

Our Chief Executive Officer attends our Compensation Committee meetings by invitation. When the Compensation Committee discusses specific compensation issues relating to him, the Chief Executive Officer excuses himself from the meeting. Each year, our Compensation Committee requests that our Chief Executive Officer provide recommendations to the Compensation Committee in its evaluation of compensation for each of the named executive officers (other than himself), including recommendations of individual cash and, recently, equity compensation. Specifically, the Compensation Committee requests that our Chief Executive Officer provide performance results on each of the other named executive officers.

Taking into account this input, the Compensation Committee can then exercise its discretion in modifying any recommended adjustments or awards to our named executive officers. The Compensation Committee independently reviews the performance of our Chief Executive Officer and approves the appropriate cash and equity compensation.

The Chief Executive Officer also provides input into the setting of the performance objective(s) each fiscal year. The Chief Executive Officer presents the Compensation Committee with results achieved for the individual objectives by the other named executive officers.

Role of General Counsel in Compensation Committee

In July 2006, the Compensation Committee asked our Vice President and General Counsel to assist the committee by acting as a liaison between the committee and members of our management, serving as the committee’s secretary, and advising the committee on various legal matters.

Elements of Compensation for Named Executive Officers

Our executive compensation program consists of:

•	base salary;
•	annual incentive compensation;
•	long-term incentives;
•	retirement benefits;
•	relocation benefits;
•	health and welfare benefits;
•	executive perquisites; and
•	post-termination compensation provided in employment agreements.

We consider the first three elements our core direct compensation program.

We use each of these elements because we believe they provide the compensation mix required to attract and retain talented executives, reward them for quality performance, and motivate them to focus on both our short-term and long-term performance. We believe attracting and retaining qualified executives requires an adequate base salary. We set base salaries and annual incentive targets at the time an employment agreement is negotiated at market competitive compensation based on the position. We base periodic salary increases and annual incentive awards on annual financial and operating results. Equity awards motivate our executives to achieve long-term results and aid long-term retention of our executives. Compensating our executives for positive company performance in both the short-term and the long-term is intended to serve our goal of aligning our executives’ compensation with the interests of our stockholders. We offer named executive officers the same retirement and health and welfare benefits as we provide all our employees. We do offer some additional perquisites to our named executive officers as described below. We believe that providing post-termination benefits allows us to attract and retain executive talent.  Accordingly, we provide post-termination benefits to our named executive officers.

We discuss below the various components of the compensation programs for executive officers.

Base Salary

We intend for named executive officer base salaries to reflect individual contributions as determined through performance evaluations. In addition to individual job performance and the above-referenced survey data, other factors may be taken into consideration, such as cost-of-living increases, as well as an individual's perceived potential with us. The Compensation Committee approves base salary levels for named executive officers using the survey data described above under “–Role of the Compensation Consultant” as an initial indicator of compensation range with respect to base salary, total cash and total direct compensation, but makes final subjective decisions as to individual compensation based on the named executive officer’s job duties and responsibilities, prevailing market conditions and the individual’s experience and background.

It has become the established practice of the Compensation Committee to review and, if deemed appropriate consistent with the compensation philosophy described in this analysis, adjust the base salaries of our named executive officers annually considering all of the factors mentioned in the preceding paragraph combined with the named executive officers’ current compensation and their performance as reported (in the case of each named executive officer other than our Chief Executive officer) by our Chief Executive Officer as mentioned above in “–Role of Chief Executive Officer in Establishing Compensation for Named Executive Officers.” Accordingly, we reviewed and adjusted base salaries during fiscal year 2008, and the base salaries of the executive officers in the Summary Compensation Table appearing in this Registration statement reflect the base salaries as adjusted and implemented in fiscal 2008.

Annual Incentive Awards

The Compensation Committee annually approves Senior Management Incentive Plans, which provide for cash bonuses based on company, department and individual performance. Each named executive officer may receive a percentage of his or her base salary as an annual incentive, as stipulated in his or her employment agreement. The following table outlines those targets:

Name	Target Incentive
Charles Shaver	100%
Ruth Dreessen	50%
Christopher Artzer	45%
Luis Batiz	50%
Paula Sharp	35%

Our Compensation Committee views Adjusted EBITDA as the primary measure for achieving company-level short-term compensation goals, with further adjustments on a year-by-year basis to take into account specific board-directed goals or special projects.  In fiscal 2008, the Compensation Committee removed from Adjusted EBITDA the impact of our Sarbanes-Oxley compliance project and other Board-directed projects.  We refer to this variation of Adjusted EBITDA as “Company Net EBITDA.”

For fiscal 2008, our Compensation Committee approved individual, and for some named executive officers, department objectives, for all named executive officers based on recommendations from our Chief Executive Officer and each of the named executive officers.  None of these goals were quantifiable in nature, and there was no weight given to separate goals within department or individual categories.  The goals set by our Compensation Committee for the named executive officers were generally as follows:

Name	Goals
Charles Shaver
1.Organizational / compliance changes and refinement
2.Strategic planning related to product offerings
3.Capital project formulation, selection and execution
4.Strategic organizational initiatives
5.Strategic corporate planning and initiative development with Board of Directors

Ruth Dreessen
1.Preparation of initiatives for public reporting
2.Finance / Accounting / Treasury organizational initiatives
3.Strategic acquisition and financial planning
4.Tactical implementation of Information Technology plans

Christopher Artzer
Department Objectives:
1.Appropriate use and management of outside counsel
2.Enhance internal education and external advocacy on commercial and regulatory issues
3.Preparation for public reporting
Individual Objectives:
1.Legal organizational initiatives
2.Personal professional development in certain key legal fields

Luis Batiz
Department Objectives:
1.Tactical implementation of environmental, health & safety initiatives
2.Work processes and operational efficiency initiatives
3.Maintenance and supply chain initiatives
Individual Objectives:
1.Capital project execution
2.Cost management initiatives
3.Operations organizational initiatives

Paula Sharp
Department Objectives:
1.Tactical implementation of employee services delivery plans
2.Strategic planning related to compensation, benefits, and retention policies
Individual Objectives:
3.Development of Human Resources metrics
4.Strategic planning related to labor relations
5.HR organizational initiatives

At the end of fiscal 2008, our Chief Executive Officer made a subjective determination of the achievement of each named executive officer’s department and individual goal categories and assigned a percentage he deemed appropriate to reflect his qualitative assessment.  This subjective determination was based on self evaluations from each of the respective named executive officers as well as our Chief Executive Officer’s own analysis.  The evaluations considered individual goal completion but focused on overall completion of all goals in a category.

The Compensation Committee considered the Chief Executive Officer’s recommendations in addition to their own evaluations when determining the extent of completion of each named executive officers’ individual and departmental objectives.  These determinations were not made on a quantifiable goal-by-goal basis due to the varying nature of each of the named executive officers’ individual and department objectives and a decision on the part of the Compensation Committee to not give weight to the separate goals within each department / individual category.  The Compensation Committee may exercise discretion and withhold any or all payments under the annual incentive plan if a named executive officer does not meet some or all of his/her department and/or individual objective(s).

For fiscal 2008, the Compensation Committee allocated each named executive officer’s target annual incentive into the following objectives:

Name	Company Net EBITDA	Department Objectives	Individual Objectives
Charles Shaver	75%		25%
Ruth Dreessen	75%		25%
Christopher Artzer	50%	25%	25%
Luis Batiz	50%	25%	25%
Paula Sharp	50%	25%	25%

If we had achieved 90% of the targeted Company Net EBITDA for fiscal 2008 of $125 million, the named executive officers would have become eligible for 80% of the company component of their incentive award.  Each additional 1% over Company Net EBITDA beyond the 90% would have resulted in an additional 2% payout of targeted incentive for that component.  If our Company Net EBITDA for fiscal 2008 was less than 90% of the goal, then the named executive officers would not receive the company component of their incentive award.

We failed to meet 90% of the targeted Company Net EBITDA for fiscal 2008.  Accordingly, no named executive officers received the company component of their incentive award.  The Compensation Committee determined that each named executive officer met the other components of the incentive plan as follows:

Name	Company Net EBITDA	Department Objectives	Individual Objectives
Charles Shaver	0%		100%
Ruth Dreessen	0%		90%
Christopher Artzer	0%	90%	100%
Luis Batiz	0%	90%	100%
Paula Sharp	0%	100%	100%

Accordingly, our named executive officers received the following incentive bonuses for fiscal 2008:

Name	Incentive	% of Base Salary
Charles Shaver	$162,500	25.00%
Ruth Dreessen	$45,000	11.25%
Christopher Artzer	$52,369	21.38%
Luis Batiz	$65,313	23.75%
Paula Sharp	$37,625	17.50%

Long-Term Incentives

Our officers, key employees and directors are eligible to participate in our 2004 Stock Awards Plan (the “Stock Awards Plan”). The Compensation Committee believes that the Stock Awards Plan serves the objective of retaining our officers, key employees and directors by creating competitive levels of compensation. The Stock Awards Plan provides grants to officers, key employees and directors in the form of restricted stock awards and stock option awards, each of which generally vest equally over a period of five years from the date of the grant of such awards. The most recent awards made to named executive officers under this plan were in fiscal 2007.

On November 11, 2008, the Texas Petrochemicals, Inc. 2009 Long-Term Incentive Plan (the “Long-Term Incentive Plan”) was approved by our stockholders. The objectives of the Long-Term Incentive Plan include:

•	to attract and retain officers, directors and key employees by creating competitive levels of compensation;

•	to stimulate the active interest of officers, directors and key employees in our development and financial success; and

•	to provide additional incentive and reward opportunities designed to enhance our profitable growth.

The Compensation Committee anticipates making the first awards under this Long-Term Incentive Plan in fiscal 2009. At that time, the Compensation Committee plans to make awards in the form of performance share units, which are performance-based (the performance goals are yet to be determined), and restricted stock units, which are time-based and do not require satisfaction of performance-based goals in order to vest.  We expect that named executive officers will be granted annual performance share units exclusively so as to further align executive compensation with company performance, and the performance and vesting period for those units will be three years. To the extent earned, the units, when vested, may be paid out in stock or cash depending on our current business conditions.

In April 2006, we repriced grants of options made on January 24, 2005 so that the exercise price of such options reflected the fair market value as of the grant date.  The original exercise price of $9.34 per option was lower than the fair market value that we determined to be $14.25.  Also in April 2006, we amended our Stock Awards Plan to allow cash payments equal to the difference between the initial exercise price and the higher repriced exercise price for each option granted to a participant on January 24, 2005 as those options vest.  We call these cash payments “Make Whole” payments and include them in the Summary Compensation and Director Compensation tables.

Retirement Benefits

We offer eligible employees a 401(k) tax-qualified, defined contribution plan to enable employees to save for retirement. All employees, including our named executive officers, are eligible to participate in our 401(k) plan and may elect to defer up to 25% of their pay on a pre-tax basis and have it contributed to the plan, subject to certain limitations under the Internal Revenue Code. We match up to the first 5% of employee contributions at 100%. From time to time, we may elect to make additional discretionary matching contributions.  In October, 2007, our Compensation Committee set the additional discretionary matching contribution to 3% for eligible employees for the then-current plan year and each plan year that follows until the Compensation Committee changes or eliminates the percentage.  The 401(k) plan year currently ends on December 31 of each year.  Employees immediately vest in their employee and our matching contributions. We provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options.

Relocation Benefits

We believe that when we ask executives to relocate in connection with their employment with us, we should provide relocation assistance corresponding to their position in our organization. We have found that relocation assistance can play an important role in attracting qualified new hire executives. In fiscal year 2008, we did not provide any relocation benefits to our named executive officers.

Health and Welfare Benefits

All full-time employees, including the named executive officers, may participate in our health and welfare programs, including medical, dental and vision coverage, reimbursement accounts, life and accidental death and dismemberment insurance, personal accident insurance, and long-term disability insurance. We also offer vacation and holiday pay to all of our employees including the named executive officers.

Executive Perquisites

Our named executive officers receive some additional benefits, which we believe are commonly available within our industry. For fiscal 2008, they included:

•      health examinations;
•	short-term disability (full salary up to 26 weeks) to provide income replacement if unable to work;
•	reimbursement with tax gross up of long-term disability premiums;
•	reimbursement with tax gross up of premiums and out-of-pocket expenses related to medical, prescription drug, vision and dental services for executive, spouse and dependents;
•	additional accidental death and dismemberment coverage of $750,000;
•	worldwide medical assistance services to provide executives who travel more assistance if they become ill overseas;
•	critical illness insurance to provide compensation if the executive becomes critically ill;
•	non-qualified defined contribution plan payout which pays the company match beyond Internal Revenue Code contribution limits;
•	Chief Executive Officer reimbursement for a club membership; and
•
tax gross-up of stock awards conditioned upon the named executive officer’s meeting certain conditions, including agreeing not to sell the shares subject to the tax gross-up for a period of six months.

Employment Agreements including Post-Termination Compensation

With the approval of our Compensation Committee, we have entered into employment agreements with each of our named executive officers.

On July 1, 2008, we amended our employment agreement with Charles W. Shaver, our President and Chief Executive Officer. This amendment extended the term of Mr. Shaver’s agreement through June 30, 2010 and provides that it is renewable annually thereafter. Mr. Shaver's base salary was set at a minimum of $650,000 with a 100% target incentive award for the 2008 fiscal year. In addition, the Compensation Committee and/or Board of Directors has the right to review and adjust the annual base salary and annual incentive on an annual basis at an amount that is mutually agreeable to the parties (but not less than the then-current base salary and initial incentive of 100%). If Mr. Shaver’s employment terminates due to death or disability, involuntarily without cause, for good reason, voluntarily within 90 days of a Change-in-Control or involuntarily due to a Change-In-Control (as defined), he will be entitled to receive 12 months’ base salary and medical and dental coverage, life and disability insurance and retirement contributions during that time period.

On July 1, 2008, we amended our employment agreement with Ruth I. Dreessen, our Executive Vice President and Chief Financial Officer. This amendment extended the term of Ms. Dreessen’s agreement through June 30, 2010 and provides that it is renewable annually thereafter. Ms. Dreessen’s base salary was set at a minimum of $400,000 with a 50% target incentive award for the 2008 fiscal year. In addition, the Compensation Committee and/or Board of Directors has the right to review and adjust the annual base salary and annual incentive on an annual basis at an amount that is mutually agreeable to the parties (but not less than the then-current base salary and initial incentive of 50%). If Ms. Dreessen’s employment terminates involuntarily without cause, for good reason, voluntarily within 90 days of a Change-in-Control or involuntarily due to a Change-In-Control, she will be entitled to receive 12 months’ base salary and medical and dental coverage, life and disability insurance and retirement contributions during that time period.

On July 1, 2008, we amended our employment agreement with Christopher A. Artzer, our Vice President and General Counsel. This amendment extended the terms of Mr. Artzer’s agreement through June 30, 2010 and provides that it is renewable annually thereafter. Mr. Artzer’s base salary was set at a minimum of $245,000 with a 45% target incentive award for the 2008 fiscal year. In addition, the Compensation Committee and/or Board of Directors has the right to review and adjust the annual base salary and annual incentive on an annual basis at an amount that is mutually agreeable to the parties (but not less than the then-current base salary and initial incentive of 45%). If Mr. Artzer’s employment terminates without cause, for good reason, voluntarily within 90 days of a Change-in-Control or due to a Change-In-Control, he will be entitled to receive 12 months’ base salary and medical and dental coverage, life and disability insurance and retirement contributions during that time period.

On January 8, 2007, we entered into an employment agreement with Paula S. Sharp, our Vice President of Human Resources. This agreement lasts for 24 months renewable annually thereafter. Ms. Sharp’s base salary was set at a minimum of $200,000 with a target incentive award of 35%. Ms. Sharp received a grant of 10,000 restricted shares and an option to purchase 10,000 shares pursuant to the employment agreement. If Ms. Sharp’s employment terminates involuntarily without cause, for good reason, voluntarily within 90 days of a Change-in-Control or involuntarily due to a Change-In-Control, she will be entitled to receive 12 months’ base salary and medical and dental coverage, life and disability insurance and retirement contributions during that time period.

On March 19, 2007, we entered into an employment agreement with Luis Batiz, our Senior Vice President of Operations. This agreement lasts for 24 months renewable annually thereafter. Mr. Batiz’s base salary was set at a minimum of $250,000 with a target incentive award of 50%. Mr. Batiz received a sign-on bonus of $100,000 on his first day of employment and a retention bonus of $50,000 on June 30, 2007. Mr. Batiz received a grant of 30,000 restricted shares and an option to purchase 20,000 shares in the employment agreement. If Mr. Batiz’s employment terminates involuntarily without cause, for good reason, voluntarily within 90 days of a Change-in-Control or involuntarily due to a Change-In-Control, he will be entitled to receive 12 months’ base salary and medical and dental coverage, life and disability insurance and retirement contributions during that time period.

Each of the agreements stipulates that the respective named executive officers will be eligible to participate in our long-term incentive plans. If a termination of a named executive officer occurs due to a Change-In-Control, the stock awards for the named executive officer would vest immediately. In exchange for these benefits, each named executive officer has agreed not to disclose our confidential information, not to compete with our business for 12 months (24 months for Mr. Shaver), not to solicit customers for 12 months (24 months for Mr. Shaver) and not to solicit employees for 12 months (24 months for Mr. Shaver) following termination.

Fiscal Year 2009 Decisions

Base Salary

In October 2008, our Compensation Committee made the following base salary decisions for some of our named executive officers for fiscal 2009:

Name	New Base Salary
Luis Batiz	$ 283,250
Paula Sharp	$ 223,600

The Compensation Committee determined that the base salaries for our other named executive officers would remain unchanged for fiscal 2009.

Annual Incentive Award

Our named executive officers will be entitled to receive the company component of the annual incentive award for fiscal 2009 based on our Company Net EBITDA goal for the year.  If our Company Net EBITDA in fiscal 2009 is greater than 90% of the goal, each named executive officer will become eligible for 80% of the company component of his or her incentive award. Each additional 1% of Company Net EBITDA beyond the 90% will result in an additional 2% payout of targeted incentive for the company component.  If our Company Net EBITDA for fiscal 2009 is less than the 90% of the goal, then the named executive officers will not receive the company component of their annual incentive.  Our Compensation Committee set these percentages so that substantial attainment of the Company Net EBITDA goal would still be rewarded (although in a reduced manner) despite external factors that can negatively affect Company Net EBITDA.

Additionally, each named executive officer except Ms. Sharp has a Cash Flow target for fiscal 2009, calculated by subtracting capital expenditures from Company Net EBITDA for fiscal 2009.  This Cash Flow target is a triggering event of their company component.  If the Cash Flow target is not achieved, the named executive officers will not receive the company component of their annual incentive.  Combined with the Company Net EBITDA goal, we refer to these as Company Objectives.

For fiscal 2009, the Compensation Committee eliminated the department component of the incentive plan, instead including certain department goals as one or more of the named executive’s individual objectives.  For fiscal 2009, the Compensation Committee allocated each named executive officer’s target annual incentive among company and individual objectives as follows:

Name	Company Objectives	Individual Objectives
Charles Shaver	70%	30%
Ruth Dreessen	70%	30%
Christopher Artzer	70%	30%
Luis Batiz	70%	30%
Russell Crockett	70%	30%
Paula Sharp	To be determined

Long-Term Incentives

No long-term incentive awards have been made as of December 1, 2008 for fiscal year 2009.

New Employment Agreement including Post-Termination Compensation

On September 2, 2008, we entered into an employment agreement with Russell T. Crockett, Senior Vice President-Commercial, providing for a base salary of $360,000 and an initial term of 24 months. His incentive target eligibility is 65% of base salary based on achievement of corporate and individual objectives. He initially received a grant of $500,000 of performance-based stock awards with an annual performance-based award of $400,000. He received a sign on bonus of $125,000 and will receive a retention bonus of $125,000 on July 1, 2009 provided he remains employed with us on that date. If his employment terminates involuntarily without cause, for good reason, voluntarily within 90 days of a Change-in-Control or involuntarily due to a Change-In-Control, he will be entitled to receive 12 months base salary and medical, dental, life and disability coverage during that period. If his employment terminates due to a Change-In-Control, his stock awards will immediately vest.

Other Important Compensation Policies

Policy Regarding Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deduction allowable to us for compensation paid to the Chief Executive Officer and each of the other top three highest compensated executive officers in any year to $1 million. Qualified performance-based compensation is excluded from this deduction limitation if certain requirements are met. The 2009 Long-Term Incentive Plan has been structured to permit awards that qualify as performance-based compensation, including awards of performance share units. The Compensation Committee’s intent is to design compensation awards that will be deductible without limitation where doing so will further the purposes of our executive compensation program. The Compensation Committee will, however, take into consideration the various other factors described in this Compensation Discussion and Analysis, together with Section 162(m) considerations in making executive compensation decisions. As a result, the Compensation Committee could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Policy Regarding Repricing of Equity Awards. The 2009 Long-Term Incentive Plan prohibits the repricing, replacing, regranting through cancellation or modifying of stock options and stock appreciation rights without stockholder approval if the effect would be to reduce the grant price for the shares underlying such award.

Policy Regarding Insider Trading. Our insider trading policy prohibits all employees and certain of their family members from purchasing or selling any type of security, whether the issuer of that security is our company or any other company, while aware of material, non-public information relating to the issuer of the security or from providing such material, non-public information to any person who may trade while aware of such information. We also have procedures that require trades by executive officers to be pre-cleared by the general counsel.

Terminology

Total Cash means Base Salary plus any annual incentive, bonus or other cash payment to an executive.

Total Direct Compensation means Total Cash plus any equity awards made to an executive.

Change-In-Control means:

•	dissolution or liquidation of our company;
•	selling, leasing or exchanging all or substantially all of our assets to any other person or entity; or
•
any person, other than one or more of the persons who already hold, beneficially and of record, shares of voting stock of Texas Petrochemicals Inc., becomes a beneficial owner of more than 50% of the total voting power of the then outstanding shares of voting stock.

Termination for Cause includes any of the following reasons:

•	conviction of a felony or a misdemeanor where imprisonment is imposed;
•	misconduct or negligence in performance of duties;
•	commission of acts that are dishonest or demonstrably injurious to our company (monetarily or otherwise);
•	failure to observe our policies or compliance with applicable laws;

•	failure to comply with all lawful and ethical directions and instructions of our Chief Executive Officer or Board of Directors;
•	failure to perform duties with us which results in a material adverse financial effect on us;
•	breach of an executive’s representations and warranties in his or her employment agreement; or
•	any conduct that prejudices our reputation in the fields of business in which we are engaged or with the investment community or the public at large.

Termination for Good Reason means an executive has the right to terminate employment for any of the following reasons if uncorrected after 10 days’ written notice:

•	a material adverse change in scope of responsibilities or authority (excluding any change due to death or disability);
•	a reduction in total compensation;
•	a reduction in eligibility to participate in benefits plans (excluding company-wide changes including those to similarly situated executives);
•	relocation of our executive offices more than 150 miles from the current location without the executive’s concurrence;
•	a reduction in eligibility to participate in the long-term incentive plan; or
•	any material breach by us of the executive’s employment agreement that remains uncorrected for ten days following the executive’s notice of such breach to us.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [2] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation [3] ($)	Total ($)
Charles Shaver President and Chief Executive Officer	2008	$650,000	$0	$2,207,029	$2,200,011	$162,500	$2,374,271	$7,593,812

Ruth I. Dreessen Executive Vice President and Chief Financial Officer	2008	$400,000	$0	$426,478	$663,391	$45,000	$351,018	$1,885,887

Christopher A. Artzer Vice President, General Counsel and Corporate Secretary	2008	$245,000	$0	$200,114	$238,326	$46,550	$223,959	$953,949

Luis Batiz Senior Vice President, Operations	2008	$275,000	$25,000	$280,000	$68,267	$65,313	$200,434	$914,014

Paula S. Sharp Vice President, Human Resources	2008	$215,000	$0	$56,500	$26,960	$37,625	$57,781	$393,866

John Yoars [1] Senior Vice President, Capital Projects and Engineering	2008	$20,046	$0	$0	$0	$0	$500,823	$520,869

Notes to Summary Compensation Table

[1] Mr. Yoars terminated employment with us on August 2, 2007.

[2] There were no forfeitures of stock awards or option awards during the 2008 fiscal year.  For a discussion on assumptions used to value these awards, please see “Stock Based Compensation” under Note 2 to our financial statements for the year ended June 30, 2008.

[3] The amounts listed under All Other Compensation include gross-up tax payments, contributions to an individual’s 401k plan, club memberships, payments under the Make Whole program and life insurance premium contributions.

Charles Shaver received $2,353,206 in gross-up tax payments, $9,563 in 401(k) matching by us, $10,350 in cash company contributions for matches beyond IRC limits to 401(k), Make Whole payments of $469,647 and $1,800 in life insurance premiums paid by us.

Ruth Dreessen received $345,378 in gross-up tax payments, $10,000 in 401(k) matching by us, $9,495 in cash company contributions for matches beyond IRC limits to 401(k), and $1,440 in life insurance premiums paid by us.

Christopher A. Artzer received $207,712 in gross-up tax payments, $6,985 in cash company contributions for matches beyond IRC limits to 401(k), Make Whole payments of $43,457 and $882 in life insurance premiums paid by us.

Luis Batiz received $174,102 in gross-up tax payments, $13,104 in 401(k) matching by us, $7,626 in cash company contributions for matches beyond IRC limits to 401(k), and $990 in life insurance premiums paid by us.

Paula S. Sharp received $34,471 in gross-up tax payments, $10,563 in 401(k) matching by us, $6,482 in cash company contributions for matches beyond IRC limits to 401(k), and $774 in life insurance premiums paid by us.

John Yoars received $500,000 in gross-up tax payments, $953 in 401(k) matching by us, and $823 in life insurance premiums paid by us.

We did not grant any plan-based equity awards to named executive officers during the fiscal year ended June 30, 2008.

Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles Shaver	218,468	173,124	[1]	$14.25	7/1/2010	217,118	[3]	$3,908,124.00	-	$ -
	2,428	4,856	[2]	$28.00	3/13/2013
Ruth I. Dreessen	43,012	79,904	[4]	$19.50	7/1/2011	49,314	[6]	$887,652.00	-	$ -
	11,691	7,795	[5]	$22.75	7/1/2011
	2,428	4,856	[2]	$28.00	3/13/2013
Christopher A. Artzer	24,000	16,000	[7]	$14.25	7/1/2010	18,974	[9]	$341,532.00	-	$ -
	1,125	750	[8]	$22.75	7/1/2011
	2,428	4,856	[2]	$28.00	3/13/2013
Luis Batiz	6,667	13,333	[10]	$28.00	7/1/2011	20,000	[11]	$360,000.00	-	$ -
Paula S. Sharp	2,000	8,000	[12]	$28.00	7/1/2011	8,000	[12]	$72,000.00	-	$ -
John Yoars	-	-				-		$ -	-	$ -

Notes to Outstanding Equity Awards at Fiscal Year-End Table:

[1] 86,562 shares vested on July 1, 2008.  86,562 shares are scheduled to vest on July 1, 2009.

[2] 2,428 shares vested on July 1, 2008.  2,428 shares are scheduled to vest on July 1, 2009.

[3] 108,560 shares vested on July 1, 2008.  108,558 shares are scheduled to vest on July 1, 2009.

[4] 26,634 shares vested on July 1, 2008.  26,635 shares are scheduled to vest on July 1, 2009.  26,635 shares are scheduled to vest on July 1, 2010.

[5] 3,897 shares vested on July 1, 2008.  3,898 shares are scheduled to vest on July 1, 2009.

[6] 19,725 shares vested on July 1, 2008.  19,726 shares are scheduled to vest on July 1, 2009.  9,863 shares are scheduled to vest on July 1, 2010.

[7] 8,000 shares vested on July 1, 2008.  8,000 shares are scheduled to vest on July 1, 2009.

[8] 375 shares vested on July 1, 2008.  375 shares are scheduled to vest on July 1, 2009.

[9] 9,487 shares vested on July 1, 2008.  9,487 shares are scheduled to vest on July 1, 2009.

[10] 6,666 shares vested on July 1, 2008.  6,667 shares are scheduled to vest on July 1, 2009.

[11] 10,000 shares vested on July 1, 2008.  10,000 shares are scheduled to vest on July 1, 2009.

[12] 2,000 shares vested on July 1, 2008.  2,000 shares are scheduled to vest on July 1, 2009.  2,000 shares are scheduled to vest on July 1, 2010.  2,000 shares are scheduled to vest on July 1, 2011.

Option Exercises and Stock Vested

The following table shows the options exercised and stock vested by our named executive officers during the fiscal year ended June 30, 2008.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles Shaver	-	$0	108,560	$3,262,228.00
Ruth I. Dreessen	10,256	$75,894.40	19,726	$592,766.30
Christopher A. Artzer	-	$0	9,488	$285,114.40
Luis Batiz	-	$0	10,000	$300,500.00
Paula S. Sharp	-	$0	2,000	$60,100.00
John Yoars	-	$0	-	$0

There were no pension benefits provided to any named executive officers during the fiscal year ended June 30, 2008.  There were no nonqualified defined contribution or other nonqualified deferred compensation plans provided to any named executive officers during the fiscal year ended June 30, 2008.

Potential Payments Upon Termination

The Compensation Committee views Change-In-Control and non-Change-In-Control severance protection for our named executive officers as a necessary part of compensation to remain competitive in the market. We believe that severance protection for termination of employment plays a valuable role in attracting and retaining key executive officers. Our Compensation Committee believes that severance protection at 100% of base salary plus benefits for certain circumstances provides a reasonable amount of protection for our named executive officers.

The tables below reflect the amount of compensation that would be payable to each of the named executive officers in various scenarios involving termination of the named executive officer’s employment, including following a Change-In-Control. The amount of compensation payable to each named executive officer upon voluntary termination, involuntary not-for-cause termination (non-Change-In-Control), voluntary termination for good cause or terminations following a Change-In-Control, involuntary for cause termination, and termination in the event of death or disability of each named executive officer is shown below. The amounts shown assume that the termination was effective on June 30, 2008 and thus estimate the amounts which would be paid out to the named executive officers upon their termination.  For the purpose of determining share-based amounts in the tables below, we used the stock price of $18.00 from June 30, 2008. The actual amounts to be paid out can only be determined at the time of the officer’s separation from us. Currently no named executive officers are eligible for retirement.

Note that the 2009 Long-Term Incentive Plan does allow the Compensation Committee to accelerate the vesting of awards at its discretion for death, disability, retirement, voluntary termination for good reason, involuntary termination not-for-cause, voluntary termination and involuntary termination for cause. Also note that the 2009 Long-Term Incentive Plan provides a limitation on accelerated vesting and exercisability of unmatured awards to the extent necessary to avoid the imposition of Internal Revenue Code Section 4999 excise taxes, unless there are contrary provisions in the award agreement or in any other agreement we have with the named executive officer. These provisions apply to future awards only.

Charles Shaver Executive Benefits and Payments Upon Termination if Termination were effective 6/30/2008	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Terminations due to Change-in-Control [2]	Death	Disability
Compensation:
Base Salary	-	$650,000	-	$650,000	$650,000	$650,000	$650,000
Short-term Incentives	-	-	-	-	-	-	-
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value)	-	-	-	-	$649,215	-	-
Unvested and Accelerated Restricted Stock	-	-	-	-	$3,908,124	-	-
Benefits and Perquisites:
401(k) matching contributions / DCP Plan Payout	-	$20,000	-	$20,000	$20,000	$20,000	$20,000
Health Care	-	$18,891	-	$18,891	$18,891	$18,891	$18,891
Dental Care	-	$1,231	-	$1,231	$1,231	$1,231	$1,231
Life Insurance Coverage	-	$2,585	-	$2,585	$2,585	$2,585	$2,585
Disability Coverage	-	-	-	-	-	-	-
Gross-up of Benefits	-	$9,212	-	$9,212	$9,212	$9,212	$9,212
Life Insurance Proceeds	-	-	-	-	-	$1,000,000	-
Disability Benefits - 1st Year	-	-	-	-	-	-	$344,500
Total	$0	$701,919	$0	$701,919	$5,259,258	$1,701,919	$1,046,419

Ruth I. Dreessen Executive Benefits and Payments Upon Termination if Termination were effective 6/30/2008	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Terminations due to Change-in-Control [2]	Death	Disability
Compensation:
Base Salary	-	$400,000	-	$400,000	$400,000	-	-
Short-term Incentives	-	-	-	-	-	-	-
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value)	-	-	-	-	$887,652	-	-
Unvested and Accelerated Restricted Stock	-	-	-	-	-	-	-
Benefits and Perquisites:
401(k) matching contributions / DCP Plan Payout	-	$15,000	-	$15,000	$15,000	-	-
Health Care	-	$19,124	-	$19,124	$19,124	-	-
Dental Care	-	$1,231	-	$1,231	$1,231	-	-
Life Insurance Coverage	-	$3,330	-	$3,330	$3,330	-	-
Disability Coverage	-	$690	-	$690	$690	-	-
Gross-up of Benefits	-	$9,128	-	$9,128	$9,128	-	-
Life Insurance Proceeds	-	-	-	-	-	$750,000	-
Disability Benefits - 1st Year	-	-	-	-	-	-	$216,000
Total	$0	$448,503	$0	$448,503	$1,336,155	$750,000	$216,000

Christopher A. Artzer Executive Benefits and Payments Upon Termination if Termination were effective 6/30/2008	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Terminations due to Change-in-Control [2]	Death	Disability
Compensation:
Base Salary	-	$245,000	-	$245,000	$245,000	-	-
Short-term Incentives	-	-	-	-	-	-	-
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value)	-	-	-	-	$60,000	-	-
Unvested and Accelerated Restricted Stock	-	-	-	-	$341,532	-	-
Benefits and Perquisites:
401(k) matching contributions / DCP Plan Payout	-	$8,000	-	$8,000	$8,000	-	-
Health Care	-	$15,911	-	$15,911	$15,911	-	-
Dental Care	-	$1,251	-	$1,251	$1,251	-	-
Life Insurance Coverage	-	$1,413	-	$1,413	$1,413	-	-
Disability Coverage	-	$564	-	$564	$564	-	-
Gross-up of Benefits	-	$5,523	-	$5,523	$5,523	-	-
Life Insurance Proceeds	-	-	-	-	-	$400,000	-
Disability Benefits - 1st Year	-	-	-	-	-	-	$134,750
Total	$0	$277,661	$0	$277,661	$679,193	$400,000	$134,750

Luis Batiz Executive Benefits and Payments Upon Termination if Termination were effective 6/30/2008	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Terminations due to Change-in-Control [2]	Death	Disability
Compensation:
Base Salary	-	$275,000	-	$275,000	$275,000	-	-
Short-term Incentives	-	-	-	-	-	-	-
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value)	-	-	-	-	-	-	-
Unvested and Accelerated Restricted Stock	-	-	-	-	$360,000	-	-
Benefits and Perquisites:
401(k) matching contributions / DCP Plan Payout	-	$10,000	-	$10,000	$10,000	-	-
Health Care	-	$12,145	-	$12,145	$12,145	-	-
Dental Care	-	$811	-	$811	$811	-	-
Life Insurance Coverage	-	$1,000	-	$1,000	$1,000	-	-
Disability Coverage	-	$652	-	$652	$652	-	-
Gross-up of Benefits	-	$5,330	-	$5,330	$5,330	-	-
Life Insurance Proceeds	-	-	-	-	-	$500,000	-
Disability Benefits - 1st Year	-	-	-	-	-	-	$151,250
Total	$0	$304,938	$0	$304,938	$664,938	$500,000	$151,250

Paula S. Sharp Executive Benefits and Payments Upon Termination if Termination were effective 6/30/2008	Voluntary Termination	Involuntary Not for Cause Termination [1]	For Cause Termination	Termination for Good Reason	Terminations due to Change-in-Control [2]	Death	Disability
Compensation:
Base Salary	-	$215,000	-	$215,000	$215,000	-	-
Short-term Incentives	-	-	-	-	-	-	-
Long-term Incentives:
Unvested and Accelerated Stock Options (Intrinsic Value)	-	-	-	-	-	-	-
Unvested and Accelerated Restricted Stock	-	-	-	-	-	-	-
Benefits and Perquisites:
401(k) matching contributions / DCP Plan Payout	-	$8,000	-	$8,000	$8,000	-	-
Health Care	-	$15,651	-	$15,651	$15,651	-	-
Dental Care	-	$811	-	$811	$811	-	-
Life Insurance Coverage	-	$2,144	-	$2,144	$2,144	-	-
Disability Coverage	-	$514	-	$514	$514	-	-
Gross-up of Benefits	-	$7,467	-	$7,467	$7,467	-	-
Life Insurance Proceeds	-	-	-	-	-	$400,000	-
Disability Benefits - 1st Year	-	-	-	-	-	-	$118,250
Total	$0	$249,588	$0	$249,588	$249,588	$400,000	$118,250

Notes to Potential Payments Upon Termination Tables

[1] Does not include involuntary terminations not for cause due to a Change-in-Control.  Payments under a voluntary or involuntary termination do a Change-in-Control are disclosed under the column “Terminations due to Change-in-Control.”

[2] Includes voluntary terminations occurring within 90 days of a Change-in-Control and involuntary terminations occurring as a result of a Change-in-Control.

Director Compensation

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	Option Awards ($) [3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) [4]	Total ($)
Mark Demetree	$273,500	$1,123,935	$758,322	$0	$0	$1,319,656	$3,475,412
Kevin Flannery	$164,000	$341,128	$363,966	$0	$0	$469,346	$1,338,439
Tyrone Thayer	$93,000	$109,020	$143,817	$0	$0	$92,970	$438,807
John Robbins	$79,500	$109,020	$164,925	$0	$0	$95,723	$449,168
Jim Cacioppo	$0	$31,321	$24,317	$0	$0	$0	$55,638
Ken Glassman	$0	$31,321	$24,317	$0	$0	$0	$55,638
Sergey Vasnetsov	$0	$31,321	$24,317	$0	$0	$0	$55,638

Notes to Director Compensation Table

[1] Our non-employee directors receive annual retainers for membership on the Board and for chairing committees of the Board. In addition to his/her retainer compensation, each member of the Board receives a fee for attendance at meetings of the Board and its committees. For fiscal 2008, the Chairman of the Board received an annual retainer of $185,000 and each other non-employee member received an annual retainer of $60,000. Also for fiscal 2008, the Chairman of the Audit Committee received an annual retainer of $10,000, and the Chairman of each of the Compensation, Ad Hoc and Nominating and Governance Committees received an annual retainer of $7,500. Members of committees of the Board receive an additional $5,000 annual retainer. For each meeting of the Board or of a committee of the Board, each Director receives $1,500. In addition, each current non-employee Director is also a participant in our Stock Award Plan. Each grant provided to Directors vests in accordance with the terms of the Stock Award Plan. All of the Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board or its committees and for other reasonable expenses related to the performance of their duties as Directors.

[2] There were no forfeitures, repricings, cancellations, amendments to, material modifications of or replacement grants of restricted stock during the fiscal year ended June 30, 2008.  For a discussion on assumptions used to value these awards, please see “Stock Based Compensation” under Note 2 of our financial statements for the year ended June 30, 2008.

Mr. Demetree had 49,316 shares of restricted stock from a 1/24/05 grant date valued at $140,551; 204,670 shares of restricted stock from a 3/30/06 grant date valued at $931,249; and 5,586 shares of restricted stock from a 3/13/07 grant date valued at $52,136.  Mr. Demetree had 105,319 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Flannery had 21,576 shares of restricted stock from a 1/24/05 grant date valued at $61,492; 50,000 shares of restricted stock from a 3/30/06 grant date valued at $227,500; and 5,586 shares of restricted stock from a 3/13/07 grant date valued at $52,136.  Mr. Flannery had 32,355 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Thayer had 12,500 shares of restricted stock from a 3/30/06 grant date valued at $56,875; and 5,587 shares of restricted stock from a 3/13/07 grant date valued at $52,145.  Mr. Thayer had 11,224 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Robbins had 12,500 shares of restricted stock from a 3/30/06 grant date valued at $56,875; and 5,587 shares of restricted stock from a 3/13/07 grant date valued at $52,145. Mr. Robbins had 11,224 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Cacioppo had 1,666 shares of restricted stock from a 6/24/08 grant date valued at $31,321.  Mr. Cacioppo had 1,666 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Glassman had 1,666 shares of restricted stock from a 6/24/08 grant date valued at $31,321.  Mr. Glassman had 1,666 shares of restricted stock outstanding (unvested) as of June 30, 2008.

Mr. Vasnetsov had 1,666 shares of restricted stock from a 6/24/08 grant date valued at $31,321.  Mr. Vasnetsov had 1,666 shares of restricted stock outstanding (unvested) as of June 30, 2008.

[3] There were no forfeitures, repricings, cancellations, amendments to, material modifications of or replacement grants of options during the fiscal year ended June 30, 2008.  For a discussion on assumptions used to value these awards, please see “Stock Based Compensation” under Note 2 of our financial statements for the year ended June 30, 2008.

Mr. Demetree had 53,269 options outstanding from a 3/24/06 grant date valued at $261,551 and 4,857 options outstanding from a 3/13/07 grant date valued at 32,202.  Mr. Demetree had 58,126 options outstanding (unvested) as of June 30, 2008.

Mr. Flannery had 23,306 options outstanding from a 3/24/06 grant date valued at $114,432 and 4,857 options outstanding from a 3/13/07 grant date valued at 32,202.  Mr. Flannery had 28,163 options outstanding (unvested) as of June 30, 2008.

Mr. Thayer had 9,000 options outstanding from a 3/30/06 grant date valued at $63,360 and 12,141 options outstanding from a 3/13/07 grant date valued at $80,495.  Mr. Thayer had 21,141 options outstanding (unvested) as of June 30, 2008.

Mr. Robbins had 12,000 options outstanding from a 3/30/06 grant date valued at $84,480 and 12,141 options outstanding from a 3/13/07 grant date valued at $80,495.  Mr. Robbins had 24,141 options outstanding (unvested) as of June 30, 2008.

Mr. Cacioppo had 5,066 options outstanding from a 6/24/08 grant date valued at $24,317.  Mr. Cacioppo had 5,066 options outstanding (unvested) as of June 30, 2008.

Mr. Glassman had 5,066 options outstanding from a 6/24/08 grant date valued at $24,317.  Mr. Glassman had 5,066 options outstanding (unvested) as of June 30, 2008.

Mr. Vasnetsov had 5,066 options outstanding from a 6/24/08 grant date valued at $24,317.  Mr. Vasnetsov had 5,066 options outstanding (unvested) as of June 30, 2008.

[4] Consists of Make Whole payments and gross-up tax reimbursement during fiscal year 2008 for tax liabilities associated with the vesting of restricted stock awards.  These gross-up payments were made under agreements entered into between each of the non-employee directors and us pursuant to which the non-employee Directors agreed, subject to limited exceptions, not to sell any shares of the vested restricted stock owned by them prior to July 1, 2008.  Mark Demetree received $1,188,881 in gross-up tax payments and Make Whole payments of $130,775.  Kevin Flannery received $412,131 in gross-up tax payments and Make Whole payments of $57,214.  Tyrone Thayer received $92,970 in gross-up tax payments.  John Robbins received $95,723 in gross-up tax payments.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2008, none of our executive officers served as (1) a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) a director of another entity, one of whose executive officers served on our Compensation Committee or (3) a member of the compensation committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as one of our directors. In addition, none of the members of our Compensation Committee (1) was an officer or employee of us or any of our subsidiaries in fiscal year ended June 30, 2008 or (2) was formerly an officer or employee of us or any of our subsidiaries.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Indemnification Agreements. We entered into indemnification agreements with our officers and directors, including each of the named executive officers. Pursuant to these agreements, we agree to provide customary indemnification to our officers and directors against expenses incurred by such persons in connection with their service as directors or officers (as applicable) or in connection with their service at the Company’s request as directors, officers, trustees, employees or agents of other entities.

Director Independence. Our common stock is not listed on any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on our Board of Directors or any committee thereof.  Under the corporate governance standards of the New York Stock Exchange (NYSE), generally a director does not qualify as independent if the director (or in some cases, members of the director’s immediate family) has, or in the past three years has had, certain material relationships or affiliations with us, our external or internal auditors, or other companies that do business with us.  Our Board of Directors had affirmatively determined that all of our non-employee directors are independent on the basis of the NYSE corporate governance standards.  The independent directors are Messrs. Demetree, Flannery, Thayer, Robbins, Vasnetsov, Glassman, and Cacioppo.  None of the directors whom our board has determined are independent has any other relationships with us.

Related Transactions Policy.  Our written Audit Committee Charter requires our officers and directors to disclose to the Audit Committee of our Board of Directors any contract or transaction between our company (or any of our subsidiaries, affiliates, or joint ventures) and any other company for which he or she serves as an officer or director.  Our Audit Committee reviews those contracts and transactions at least once a year to determine fairness to our company and to help establish independence of our directors.  There were no such contracts or transactions required to be considered by the Audit Committee in fiscal 2008.

ITEM 8.     LEGAL PROCEEDINGS

MTBE Cases.  During the last week of March, 2007, eight different local governmental authorities in the United States (City of Inverness Water District, City of Tampa Bay Water District, Homossa Water District, the City of Crystal River, City of Glenn Cove Water District, Town of Huntington Hills Water District, Albertson Water District, and City of Greenlawn Water District) filed separate suits against our company and other co-defendants alleging that MTBE, a product made by several petrochemicals companies including our company, may have contaminated the soil and groundwater of their respective jurisdictions.  City of Inverness Water District, City of Tampa Bay Water District, Homossa Water District, the City of Crystal River all filed their petitions in the United States District Court for the Middle District of Florida.  City of Glenn Cove Water District, Town of Huntington Hills Water District, Albertson Water District, and City of Greenlawn Water District all filed their petitions in the United States District Court for the Southern District of New York.  Each of these governmental authorities is seeking more than $1.5 billion in compensatory and punitive damages from all of the defendants in aggregate.  There is no specific amount of damages sought from our company in particular.

On January 11, 2008, one additional local governmental authority (Plainview Water District) filed a separate suit against TPC and other co-defendants alleging the same damages.  On September 4, 2008, two more local governmental authorities (Riverhead Water District, Manhasset-Lakeville Water District) filed two additional separate suits against TPC and other co-defendants alleging similar damages.  All three governmental authorities filed their petitions in the United States District Court for the Southern District of New York.  Each of these governmental authorities is seeking more than $1.5 billion in compensatory and punitive damages from all of the defendants in aggregate.  There is no specific amount of damages sought from our company in particular.

MTBE, or Methyl Tertiary Butyl Ether, is a product formerly made by our company at its Houston and Port Neches facilities.  Our Houston facility still produces amounts of MTBE as an intermediary step for the production of some of our Performance Products and for limited sales in markets outside of the United States.

We intend to defend our company against these claims vigorously.  The dates of potential contamination alleged by the petitions also may predate TP LP’s Chapter 11 bankruptcy proceedings and thus may also be barred by virtue of those bankruptcy proceedings.  In addition, the Port Neches acquisition agreement with Huntsman includes an obligation of Huntsman to indemnify us for claims related to MTBE without monetary limitation for up to eight years from the June 2006 closing date for any claims arising from an act predating the acquisition, subject to time limitations.  The date(s) of contamination alleged by plaintiffs’ petitions all predate the plant’s acquisition by us, and accordingly we have notified Huntsman Corporation of the suits and their obligation to defend and indemnify us from and against these claims.

There can be no assurance, however, as to what amount of time it will take to resolve these lawsuits and related issues or the degree of any adverse affect these matters may have on our financial condition and results of operations.  A substantial settlement payment or judgment could result in a significant decrease in our working capital and liquidity and recognition of a loss in our consolidated statement of operations.

Baytown Project Litigation.  In August 2008, SNC/Lavalin filed a lawsuit against us alleging breach of the engineering, procurement and construction contract that we signed in connection with the development of our Baytown facility.  This lawsuit, filed in the 61st District Court in Harris County, Texas, seeks approximately $8.5 million from us plus interest and attorneys’ fees, arising out of invoices that we have disputed.  In response to SNC/Lavalin’s lawsuit, we filed a counterclaim against SNC/Lavalin for various causes of action, including breach of contract, breach of warranties and professional negligence.  Austin Industries, the primary construction sub-contractor of SNC/Lavalin, has intervened in this lawsuit, seeking payment of approximately $6.5 million of invoices unpaid under its contract with SNC/Lavalin.  The amounts sought by Austin Industries are included in the damages sought by SNC/Lavalin against us.  Trial is expected to occur in the summer of 2009.  We intend to defend against these claims and to pursue our counterclaims vigorously.  We can provide no assurance, however, as to what amount of time it will take to resolve these lawsuits and related issues or the degree of any adverse affect these matters may have on our business, our financial condition, results of operations or cash flows.

Other Litigation.  In addition, we are party to routine litigation incidental to the normal course of our business, which primarily involves personal injury or exposure to our chemical products or feedstocks.  We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial condition or results of operations.  Many of the other lawsuits to which we are a party are covered by insurance and are being defended by our insurance carriers.  To the extent that we are named in any legal proceedings relating to the assets we acquired from Huntsman where the alleged events giving rise to the proceeding occurred prior to our ownership of the assets we acquired from Huntsman, we will be generally indemnified in such proceedings by Huntsman, subject to the terms and limitations contained in the Purchase and Sale Agreement with Huntsman.

ITEM 9.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted in United States markets on the PinkSheets, maintained by PinkSheets LLC, a privately owned company headquartered in New York City, under the symbol “TXPI.”  There is no assurance that the common stock will continue to be traded on the PinkSheets or that any liquidity exists for our stockholders.

Market Price

The following table shows the high and low per share price quotations of our common stock as reported by the PinkSheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The PinkSheets market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock.

Quarter	High Sales Price	Low Sales Price
First Quarter FY2007	27.00	23.00
Second Quarter FY2007	33.00	24.00
Third Quarter FY2007	29.50	27.25
Fourth Quarter FY2007	30.05	28.00
First Quarter FY2008	30.05	28.95
Second Quarter FY2008	30.00	23.00
Third Quarter FY2008	30.00	19.00
Fourth Quarter FY2008	26.90	18.00
First Quarter FY2009	22.00	12.00
Second Quarter FY 2009	18.00	4.00
Third Quarter FY 2009 (through February 13, 2009)	5.50	4.00
Sale or Conversion of Common Equity

As of February 13, 2009, there were 2,613,313 shares of our common stock subject to outstanding options, performance share units and restricted stock units.  There are no outstanding warrants to acquire, or other securities convertible into, our common stock.

As of February 13, 2009, there were 17,685,685 shares of our common stock outstanding, all of which will be eligible for public sale under Rule 144 of the Securities Act in accordance with the requirements of that rule.   In general, under Rule 144 an affiliate of our company who has beneficially owned shares of our common stock that are deemed “restricted securities” (as defined in Rule 144) for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the number of shares of our outstanding common stock, which would equal approximately 176,857 shares as of January 30, 2009.

These sales may commence beginning 90 days after the effective date of this registration statement, subject to continued availability of current public information about us.  Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements.

A person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale may sell the shares proposed to be sold according to the following conditions:

•
If the person has beneficially owned the shares for at least six months, including the holding period of any prior owner other than an affiliate, the shares may be sold beginning 90 days after the effective date of this registration statement, subject to continued availability of current public information about us.

•	If the person has beneficially owned the shares for at least one year, including the holding period of any prior owner other than an affiliate, the shares may be sold without any Rule 144 limitations.

Holders

As of February 13, 2009, there were 111 holders of record of our issued and outstanding common stock.  We believe there are significantly more beneficial holders of our stock.

Dividends

We have not paid any dividends on the common stock to date, and do not intend to pay any dividends on our common stock in the near future. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.  Any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including:

•	our financial condition and performance;

•	our cash needs and expansion plans;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the terms of our Term Loan and our Revolving Credit Facility restrict the payment of cash dividends.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Sources and Uses of Cash” in Item 2 of this registration statement.

Securities Authorized for Issuance under Equity Compensation Plans

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,613,313	$17.39	4
Equity compensation plans not approved by security holders	0	0	0
Total	2,613,313	$ 17.39	4

Performance Graph

The following graph compares the cumulative four-year total return to stockholders on Texas Petrochemicals Inc.’s common stock relative to the cumulative total returns of the Russell MicroCap index and custom peer-group index comprised of Dow Chemical Company, Eastman Chemical Co., Westlake Chemical Co., Huntsman Corp., NewMarket Corp., Lubrizol Corp., Ashland, Inc., Celanese Corp., EI DuPont de Nemours & Co., and Rohm & Haas Co. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the company's common stock and the peer-group index’s stock on June 7, 2004 and in the Russell MicroCap index on May 31, 2004.  Their relative performance is tracked through June 30, 2008.  The common stock of Texas Petrochemicals Inc. was not traded prior to June 7, 2004.

[Performance Graph follows on next page.]

ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES

The following table reflects issuances of shares of our common stock upon exercise of options issued during the last three fiscal years.  The options were granted pursuant to our 2004 Stock Award Plan by 19 different employees of our company on the dates set forth below.  In total, 143,687 shares of our common stock were issued.  We received $2,088,108.25 in total exercise price proceeds paid by the employees and we calculate that the shares represented a total of $3,535,443.44 in market value based on the closing value of our stock on the date of each exercise, as reflected in the PinkSheets.  These issuances were all made in accordance with Section 4(2) of the Securities Act, as they did not involve an any public offering or distribution.

Date of Exercise	Number of Options Exercised	Number of Shares Issued pursuant to Exercise	Exercise Price	Total Exercise Price Paid
11/4/05	2,400	2,400	$9.34	$22,416.00
11/11/05	4,000	4,000	$9.34	$37,360.00
1/23/06	3,400	3,400	$9.34	$31,756.00
5/24/06	500	500	$14.25	$7,125.00
5/31/06	1,000	1,000	$14.25	$14,250.00

8/29/06	4,000	4,000	$14.25	$57,000.00
9/1/06	5,000	5,000	$14.25	$71,250.00
9/5/06	15,000	15,000	$14.25	$213,750.00
9/6/06	1,000	1,000	$14.25	$14,250.00
9/6/06	4,000	4,000	$14.25	$57,000.00
9/12/06	5,000	5,000	$14.25	$71,250.00
9/14/06	243	243	$14.05	$3,414.15
9/14/06	12,000	12,000	$14.25	$171,000.00
9/14/06	3,400	3,400	$14.25	$48,450.00
9/14/06	1,500	1,500	$14.25	$21,375.00
9/15/06	1,500	1,500	$14.25	$21,375.00
9/18/06	5,007	5,007	$14.05	$70,348.35
10/16/06	1,473	1,473	$14.25	$20,990.25
10/20/06	3,327	3,327	$14.25	$47,409.75
11/1/06	1,000	1,000	$14.25	$14,250.00
11/6/06	867	867	$14.25	$12,354.75
11/7/06	250	250	$14.25	$3,562.50
11/15/06	1,883	1,883	$14.25	$26,832.75
11/16/06	4,000	4,000	$14.25	$57,000.00
11/27/06	100	100	$22.75	$2,275.00
11/29/06	4,395	4,395	$22.75	$99,986.25
11/29/06	1,755	1,755	$22.75	$39,926.25
1/3/07	2,400	2,400	$14.25	$34,200.00
1/12/07	250	250	$14.25	$3,562.50
1/17/07	2,166	2,166	$22.75	$49,276.50
1/22/07	2,550	2,550	$14.25	$36,337.50
1/22/07	827	827	$14.25	$11,784.75
2/7/07	173	173	$14.25	$2,465.25
3/5/07	325	325	$14.25	$4,631.25
3/9/07	1,675	1,675	$14.25	$23,868.75
7/9/07	1,500	1,500	$14.25	$21,375.00
7/9/07	1,500	1,500	$14.25	$21,375.00
7/11/07	500	500	$25.00	$12,500.00
7/17/07	6,000	6,000	$14.25	$85,500.00
7/17/07	500	500	$25.00	$12,500.00
1/30/08	26,218	26,218	$14.25	$373,606.50
1/30/08	1,500	1,500	$9.34	$14,010.00
3/25/08	10,256	2,822	$19.50	$55,029.00
4/10/08	253	253	$14.25	$3,605.25
4/15/08	200	200	$14.25	$2,850.00
4/24/08	1,000	1,000	$14.25	$14,250.00
6/12/08	128	128	$14.25	$1,824.00
6/12/08	200	200	$14.25	$2,850.00
7/2/08	400	400	$14.25	$5,700.00
7/3/08	200	200	$14.25	$2,850.00
7/28/08	1,500	1,500	$14.25	$21,375.00
8/27/08	900	900	$14.25	$12,825.00

Beginning June 2004, we issued a total of 10,000,000 shares of our common stock pursuant to TP LP’s Plan of Reorganization, which was declared effective on May 6, 2004.  We distributed substantially all of those shares to investors, bondholders and unsecured creditors pursuant to the Plan of Reorganization prior to the three fiscal years covered by this disclosure.  Of the 10,000,000 shares, however, we reserved 620,136 shares of common stock pending resolution of all disputed and unliquidated claims against TP LP.  In September 2008, we determined that there were no outstanding unliquidated claims against TP LP and, accordingly, TP LP made a final distribution of the reserved shares to bondholders and unsecured creditors pursuant to the Plan of Reorganization.  In exchange for receiving the shares and other consideration given by TP LP as set forth in the Plan of Reorganization, the recipients agreed to release their claims against us.  The issuances were all made in accordance with Section 3(a)(7) of the Securities Act, as they were made by a debtor in possession in a case under Title 11 of the United States Code with the approval of the court.

Beginning December 2005, we issued 6,735,729 shares of our common stock to 17 different holders of Convertible Secured Notes issued by us as a part of TP LP’s Chapter 11 proceedings.  The recipients represented a total of $59,998,000 in principal amount of Convertible Secured Notes.  In exchange for receiving the shares and other consideration given by TP LP as set forth in TP LP’s Notice of Special Conversion and Consent Solicitation Statement, the 17 holders converted all $59,998,000 of the outstanding Convertible Secured Note obligations into 6,735,729 shares of our common stock.  The issuances were all made in accordance with Section 3(a)(7), as they were made by a debtor in possession in a case under Title 11 of the United States Code with the approval of the court.

ITEM 11.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

General Background

In the discussion that follows, we have summarized the material provisions of our Amended and Restated Certificate of Incorporation and our Bylaws relating to our capital stock.  You should read the provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect, for more details regarding the provisions we describe below and for other provisions that may be important to you.  We have filed copies of those documents with the SEC, as exhibits to this registration statement.

Our authorized capital stock consists of 25 million shares of common stock, par value $0.01 per share. As of February 13, 2009, there were approximately 17,685,685 shares of common stock issued and outstanding. Our Amended and Restated Certificate of Incorporation prohibits us from issuing non-voting equity securities and provides that voting power be appropriately distributed among all classes or series of our equity securities, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends.

Common Stock

All of our outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our Board of Directors from funds, property or stock legally available therefore. Generally, holders of our common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities. If we liquidate or dissolve our business, holders of our common stock will share ratably in all assets available for distribution to stockholders after our creditors and any holders of senior securities we may issue are paid in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Except as required by law, the holders of our common stock are entitled to vote on all matters and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights.

Pursuant to our Amended and Restated Certificate of Incorporation and our Bylaws, for so long as Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. collectively own at least 10% of our issued and outstanding common stock, the prior written consent of both Castlerigg and RCG will be required to alter or amend certain provisions of our Amended and Restated Certificate of Incorporation relating to the number of shares of our common stock authorized to be issued, the number of directors serving on our board and our election not to be governed by Section 203 of the Delaware General Corporation Law, and provisions of our Bylaws relating to meetings of stockholders and notice of such meetings, action by written consent of our stockholders, the selection of a record date, vacancies on the board or removal of any directors from the board.  The prior written consent of Castlerigg and RCG will be required to adopt Bylaws inconsistent with such provisions.

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care.  The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them.  Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care.  Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission.  Our Amended and Restated Certificate of Incorporation limits the liability of the members of our Board of Directors by providing that no director will be personally liable to us or our stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.  Our Amended and Restated Certificate of Incorporation provides indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities.  See “Item 12–Indemnification of Directors and Officers.”

Reports to Stockholders

We intend to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. We plan to furnish our stockholders with an annual report for each fiscal year beginning for the fiscal year ending June 30, 2009 containing financial statements audited by our independent registered public accounting firm.  The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (call 1-800-SEC-0330 for information).

ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“Section 145”) gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Amended and Restated Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

Our Bylaws permit us to maintain insurance at our expense to protect any of our directors, officers, employees or agents or those of any other corporation, partnership, joint venture, trust or other enterprise, against expenses, liabilities or losses whether or not we would have the power to indemnify such person against such expense, liability or loss.

All of our directors and officers are covered by insurance policies maintained by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15–Financial Statements and Exhibits” of this registration statement.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in and/or disagreements with Grant Thornton LLP, our independent registered public accountants, on accounting and financial disclosure matters.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements.  Please see the following financial statements set forth below beginning on page F-1:

Page	Description
F-1	Consolidated Financial Statements as of December 31, 2008 and for the six months ended December 31, 2008 and 2007
F-15	Consolidated Financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006
F-43	Huntsman Butadiene / MTBE Business Financial Statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003
F-63	Supplementary selected quarterly financial data for fiscal 2008 and 2007

(b)	Exhibits. The following exhibits are furnished as exhibits hereto:

Exhibit	Description
2.1	Texas Petrochemicals LP’s Fourth Amended Plan of Reorganization
2.2	Asset Purchase Agreement, dated as of April 5, 2006 by and among Texas Petrochemicals LP and Huntsman Petrochemical Corporation and Huntsman Fuels, LP
3.1	Amended and Restated Certificate of Incorporation of Texas Petrochemicals Inc., dated as of May 3, 2004.
3.2	Amended and Restated Bylaws of Texas Petrochemicals Inc., dated as of May 3, 2004.
4.1	Term Loan Facility, dated as of June 27, 2006, among Texas Petrochemicals LP, Various Lending Institutions and Deutsche Bank Trust Company Americas, as Administrative Agent.
4.2
Revolving Credit Facility, dated as of June 27, 2006, among Texas Petrochemicals LP, and The Other Borrowers Named Herein, as Borrowers, Texas Petrochemicals LP, as Funds Administrator, Various Lending Institutions, Deutsche Bank Trust Company Americas, as Administrative Agent, and LaSalle Bank National association, as Collateral Agent, with  LaSalle Bank National Association, as Syndication Agent, and Wachovia Bank, National association and Wells Fargo Foothill, LLC, and Allied Irish Bank, Plc as Co-Documentation Agents, as amended.

4.3
Joinder To Credit Agreement, dated as of March 28, 2008, among Texas Petrochemicals LP, Texas Butylene Chemical Corporation, Various Financial Institutions, and Deutsche Bank Trust Company Americas as administrative agent for the Lenders, with Deutsche Bank Securities Inc., as Lead Arranger

10.1	Amended Employment Agreement, dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Charles Shaver.
10.2	Amended Employment Agreement , dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Ruth Dreessen.
10.3	Amended Employment Agreement , dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Christopher Artzer.
10.4	Employment Agreement, dated as of January 8, 2007, by and between Texas Petrochemicals Inc. and Paula Sharp.
10.5	Employment Agreement, dated as of March 19, 2007, by and between Texas Petrochemicals Inc. and Luis Batiz.
10.6	Employment Agreement, dated as of September 2, 2008, by and between Texas Petrochemicals Inc. and Russell Crocket.
10.7	Texas Petrochemicals Inc. 2004 Stock Awards Plan
10.8	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan
21	Subsidiaries of the Registrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on February 17, 2009.

TEXAS PETROCHEMICALS INC.

By:   /s/ Charles Shaver
Charles Shaver
President and Chief Executive Officer

Consolidated Financial Statements
Texas Petrochemicals Inc. and Subsidiaries
As of December 31, 2008 and Six Months Ended
December 31, 2008 and 2007

Texas Petrochemicals, Inc.
Condensed Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31,	June 30,
	2008	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$629	$615
Accounts receivable - trade	72,855	200,449
Inventories	44,637	102,462
Other current assets	26,150	28,526

Total current assets	144,271	332,052

Property, plant and equipment, net	536,217	545,972
Investment in limited partnership	2,952	2,424
Intangible assets, net	6,039	4,443
Other assets, net	21,880	20,370

Total assets	$711,359	$905,261

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable - trade	$35,974	$218,571
Accrued liabilities	28,335	28,538
Current portion of long-term debt	5,459	2,743

Total current liabilities	69,768	249,852

Long-term debt	317,709	294,370
Deferred income taxes	49,534	61,576

Total liabilities	437,011	605,798

Stockholders' equity:
Common stock, $0.01 par value, 25,000,000 authorized; 17,863,030 issued and 17,685,685 outstanding at December 31, 2008; 17,598,296 issued and 17,587,951 outstanding at June 30, 2008	179	176
Additional paid-in capital	190,365	187,155
Accumulated earnings	87,329	112,638
Accumulated other comprehensive loss	(206)	(206)
Treasury stock at cost, 177,345 and 10,345 shares held, respectively	(3,319)	(300)
Stockholders' equity	274,348	299,463

Total liabilities and stockholders' equity	$711,359	$905,261

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.
Condensed Consolidated Statements of Operations
(Unaudited, dollars in thousands, except per share amounts)

	Six Months Ended
	December 31,
	2008	2007

Revenue	$953,344	$996,049
Cost of sales	847,501	869,360

	105,843	126,689
Operating expenses
Operating expenses	67,528	60,195
Selling, general and administrative expenses	20,160	22,501
Depreciation and amortization	20,653	16,499
Loss on sale of assets	-	1,092
Lower-of-cost-or-market adjustment	21,015	-
Unauthorized freight payments	-	499

	129,356	100,786

Income (loss) from operations	(23,513)	25,903

Other (income) expense
Interest expense	9,262	10,739
Interest income	(20)	(127)
Unrealized loss on derivatives	5,354	1,051
Other, net	(888)	(839)

	13,708	10,824

Income (loss) before income taxes	(37,221)	15,079

Income tax expense (benefit)	(11,912)	5,790

Net income (loss)	$(25,309)	$9,289

Earnings per share:
Basic	$(1.43)	$0.53
Diluted	$(1.43)	$0.51

Weighted average shares outstanding:
Basic	17,741	17,585
Diluted	17,741	18,089

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.
Condensed Consolidated Statement of Stockholders' Equity
(Unaudited, dollars in thousands)

					Accumulated
			Additional		Other	Treasury	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stock	Stockholders'
	Shares	Amount	Capital	Earnings	Income	at Cost	Equity
Balance -
June 30, 2008	17,588	$176	$187,155	$112,638	$(206)	$(300)	$299,463

Exercise of stock
stock options	3	-	45	-	-	-	45

Stock purchased
by Company	-	-	-	-	-	(3,019)	(3,019)

Vesting of
restricted stock	262	3	(3)	-	-	-	-

Stock compensation
expense	-	-	3,168	-	-	-	3,168

Net loss	-	-	-	(25,309)	-	-	(25,309)

Balance -
December 31, 2008	17,853	$179	$190,365	$87,329	$(206)	$(3,319)	$274,348

The accompanying notes are an integral part of these condensed consolidated financial statements.

Texas Petrochemicals, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, dollars in thousands)

	Six Months Ended
	December 31,
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(25,309)	$9,289
Distributions received from joint venture	247	475
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	20,653	16,499
Loss on sale of assets	-	1,092
Amortization of debt issuance costs	612	552
Pension expense	696	590
Deferred income taxes	(12,041)	(462)
Non-cash stock compensation expense	3,168	3,155
Unrealized loss of derivatives	5,354	1,051
Earnings from joint venture	(775)	(714)
Changes in assets and liabilities
Accounts receivable	127,594	(16,958)
Inventories	57,825	(8,809)
Other assets	(1,020)	(5,892)
Accounts payable and accrued liabilities	(188,854)	41,514
Net cash provided by (used in) operating activities	(11,850)	41,382

Cash flows from investing activities:
Capital expenditures	(11,217)	(39,984)
Purchases of business assets	-	(70,000)
Net cash used in investing activities	(11,217)	(109,984)

Cash flows from financing activities:
Proceeds from term loan borrowings	-	70,000
Repayments on term loans	(1,375)	(1,217)
Net proceeds from revolving credit facility borrowings	24,700	-
Proceeds from insurance debt	5,924	6,426
Payments on insurance debt	(3,194)	(3,376)
Exercise of stock options	45	158
Repurchase of common stock	(3,019)	(300)
Note receivable from affiliate	-	-
Net cash provided by financing activities	23,081	71,691

Increase in cash and cash equivalents	14	3,089
Cash and cash equivalents, beginning of period	615	9,534

Cash and cash equivalents, end of period	$629	$12,623

The accompanying notes are an integral part of these condensed consolidated financial statements.

Note 1 -                      Basis of Presentation

Organization

The accompanying unaudited condensed consolidated financial statements include the accounts of Texas Petrochemicals Inc. and its wholly owned subsidiary, Texas Petrochemicals LLC (collectively referred to as the “Company,” “our,” “we” or “us”).  Texas Petrochemicals Inc. and its wholly owned subsidiary, Texas Petrochemicals LLC were incorporated on May 1, 2004.  Texas Petrochemicals LP was a subsidiary of Texas Petrochemicals Inc.  Texas Petrochemicals Inc. owned a 1% interest in Texas Petrochemicals LP (the “Partnership”) and was its sole general partner.  Texas Petrochemicals LLC owned the remaining 99% ownership interest in the Partnership and was the limited partner of the Partnership.  On or about December 16, 2008, Texas Petrochemicals LP was merged into Texas Petrochemicals LLC, with Texas Petrochemicals LLC as the sole surviving entity.  We sell our products primarily to chemical and petroleum based companies in North America.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of Texas Petrochemicals, Inc. and its subsidiary, Texas Petrochemicals LLC.  In the opinion of our management, all adjustments considered necessary for a fair presentation have been made in the accompanying unaudited condensed financial statements.  All significant intercompany balances and transactions have been eliminated.  The unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and related notes.  The consolidated balance sheet at June 30, 2008 was derived from audited financial statements but does not included all disclosures required by accounting principles generally accepted in the United States of America (US GAAP).

Seasonality

Several of our C4 Processing products, such as butene-1 and raffinates, are priced as a percentage of market indices for gasoline.  The price for gasoline varies seasonally as a result of increased demand during the spring and summer months of the year and decreased demand during the fall and winter months of the year.  In addition, we typically have greater demand for our raffinates products during the spring and summer months.  As a result, we have increased volumes and margins for these products during the spring and summer and decreased volumes and margins during the fall and winter. Therefore, the results of operations for the six months ended December 31, 2008 and 2007 are not necessarily indicative of the results to be expected for a full year.

Note 2 – Description of Business

Manufacturing Facilities and Products

We have three principal processing facilities, located in Houston, Texas, Port Neches, Texas and Baytown, Texas.  Our Houston and Port Neches facilities have an aggregate butadiene extraction capacity of 2.1 billion pounds per year.  These two facilities are located at each end of the 90-mile Texas Butadiene Pipeline Corridor, giving us the unique position of servicing customers from either end of the pipeline.  Our Baytown facility primarily produces nonene and tetramer.  All three locations provide convenient access to other Gulf Coast petrochemical producers and are connected to several of our customers and raw materials suppliers through an extensive pipeline network.  In addition, our Houston and Port Neches facilities are serviced by rail, tank truck, barge and ocean-going vessel.  The products in our C4 Processing segment include:  butadiene, primarily used to produce synthetic rubber that is mainly used in tires and other automotive products; butene-1, primarily used in the manufacture of plastic resins, fuel additives and synthetic alcohols; and raffinates used in gasoline blendstock formulations.  The products in our Performance Products segment include:   high purity isobutylenes (“HPIB”) and isobutylene concentrate, primarily used in the production of specialty rubbers, lubricant additives, detergents and coatings; conventional polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”), primarily used in the production of fuel and lube additives, caulks, adhesives, sealants and packaging; diisobutylene (“DIB”), primarily used in the manufacture of surfactants, plasticizers and resins; and nonene and tetramer, primarily used in the production of plasticizers, surfactants, and lube-oil additives.

Our principal raw material feedstocks are crude C4, crude isobutylene and refinery grade propylene.  We purchase a significant portion of our crude C4 requirements on component pricing that are either tied to indices that are included in the pricing formulas in our end products sales agreements, or based on our actual selling prices of our finished products, thereby providing us with varying degrees of margin insulation on such sales.  Refinery grade propylene and crude isobutylene are converted to products that are mostly sold at prices linked to prevailing market prices of those feedstocks.

Note 3 – Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.  At December 31, 2008 and June 30, 2008, we had cash balances in excess of the $100,000 maximum amount insured by the Federal Deposit Insurance Corporation.

Accounts Receivable

We extend credit to our customers in the normal course of business and generally do not require collateral for accounts receivable.  We perform ongoing credit evaluations of our customers’ financial conditions and, in some instances, require letters of credit or additional guarantees in support of contracted amounts.  We review the collectability of receivables and use the allowance method to record bad debt expense for amounts deemed uncollectible. We believe no allowance was necessary at December 31, 2008 and June 30, 2008.

Inventories

Inventories consist of raw materials and finished goods and are valued at the lower of average cost or market. Costs include raw materials, labor and applicable manufacturing overhead. As a result of high inventory levels of fuel-related products at September 30, 2008 brought about by the disruption of operations caused by Hurricanes Gustav and Ike, and the substantial decline in gasoline prices, upon which selling prices of our fuel-related products are dependent, that developed in the latter part of the first fiscal quarter and continued through the remainder of the six months ended December 31, 2008, we recorded a $21.0 million in lower-of-cost-or-market charges in the six months ended December 31, 2008, which is reflected in our net loss for the period.

We may enter into product exchange agreements with suppliers and customers for raw materials and finished goods.  Exchange balances due to or from exchange partners are recorded in inventory at the lower of average cost or market.  Gains or losses realized from the utilization of these exchanges are reflected in cost of sales. At December 31, 2008 and 2007, the exchange receivable to us was $1.6 million and $1.5 million, respectively, and the exchange payable by us was $0.7 and $1.0 million, respectively.

Investment in Limited Partnership

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP.  We and Kirby Inland Marine, Inc. formed this limited partnership to operate four barges capable of transporting chemicals. We account for this investment under the equity method and report our portion of the limited partnership's net income as other income in the accompanying consolidated statements of operations.  The amounts recorded in other income in the six months ended December 31, 2008 and 2007 were $0.8 million and $0.7 million, respectively.  The amounts of cash distributions received in those periods were $0.2 million and $0.5 million, respectively.

Impairment

We review property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability is based on estimated undiscounted future cash flows. Measurement of the impairment loss, if any, is based on the difference between the carrying value and fair value.  Indefinite life intangibles are not amortized but tested annually for impairment.  We view the downturn in the economy as temporary and there were no indicators present for the periods presented in our accompanying financial statements that effectuate an impairment, and, accordingly, no impairment tests were performed as would otherwise be required by SFAS No.144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”  Consequently, we had no impairment expense in the six months ended December 31, 2008 and 2007, respectively.

Revenue Recognition

We recognize revenue from sales of products in the period when title and risk of loss transfer to the customer.

Asset Retirement Obligations

We follow SFAS No. 143, “Accounting for Asset Retirement Obligations,” regarding accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this statement apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

We have asset retirement obligations with respect to certain of our chemical processing assets due to various legal obligations to clean and/or dispose of various component parts of the chemical plants at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our chemical processing assets and continue making improvements to those assets based on technological advances. As a result, management believes that our facilities have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire chemical processing assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a chemical plant, an estimate of the cost of performing the retirement activities will be provided and a liability will be recorded for the fair value of that cost using established present value techniques. We have not recorded an asset retirement obligation related to the retirement of any component parts of our facilities as of December 31, 2008 and 2007.

Capitalized Interest

Interest costs incurred during development and construction of certain long-term assets are capitalized as part of the cost of the assets.  Interest costs capitalized the six months ended December 31, 2008 and 2007 were $0.9 million and $0.3, respectively.

Derivative Instruments

 We account for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”).  Accordingly, such instruments are measured at fair value and recognized as assets or liabilities in the balance sheet. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation established at the inception of the derivative. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS 133, changes in fair value, to the extent effective, are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time, or in the case of options based on the change in intrinsic value. Any change in fair value of a derivative resulting from ineffectiveness or an excluded component of the gain or loss, such as time value for option contracts, is recognized immediately in earnings. For any derivative instrument that has not been designated as a hedge at inception, changes in fair value of the instrument are recognized in earnings in the period the change occurs.

Note 4 – Detail of Certain Balance Sheet Accounts

Inventories:

	December 31,	June 30,
	2008	2008
Finished goods	$29,258	$55,250
Raw materials and chemical supplies	15,379	47,212

	$44,637	$102,462

Other Current Assets:

	December 31,	June 30,
	2008	2008
Prepaid expense and other	$5,049	$7,736
Repair parts inventory	12,218	11,907
Deferred taxes, net	8,883	8,883

	$26,150	$28,526

Property, Plant and Equipment:

	December 31,	June 30,
	2008	2008
Land and land improvements	$41,130	$41,039
Plant and equipment	581,633	499,901
Construction in progress	13,490	86,266
Other	14,984	13,156

	651,237	640,362
Less accumulated depreciation	115,020	94,390

	$536,217	$545,972

Intangible Assets:

Changes in the carrying amount of our intangible assets six months ended December 31, 2008 were as follows:

	Intangible	Accumulated
	Assets	Amortization

Balance at June 30, 2008	$4,601	$(158)
Acquisition costs of technology license	1,618	-
Amortization	-	(22)

Balance at December 31, 2008	$6,219	$(180)

The following table summarizes the carrying amounts and amortization of intangible assets for the six months ended and as of December 31, 2008:

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net
Technology license	$5,498	$-	$5,498
Patents	721	(180)	541
Nitrogen oxide credits	-	-	-

	$6,219	$(180)	$6,039

Accrued Liabilities:
	December 31,	June 30,
	2008	2008
Accrued payroll and benefits	$7,440	$7,646
Accrued freight	2,239	3,851
Accrued interest	1,493	1,337
Federal and state income tax	928	1,449
Property and sales tax	9,137	5,360
Deferred revenue	1,433	8,578
Derivative liability	5,108	-
Other	557	317

	$28,335	$28,538

Note 5 – Debt

The following table summarizes the balances in long-term debt:

	December 31,	June 30,
	2008	2008
Term loans A and B	$273,938	$275,313
Revolving credit facility	46,500	21,800
Note payable for insurance premium	2,730	-

	323,168	297,113
Less current maturities	5,459	2,743

Total long-term debt	$317,709	$294,370

Note 6 – Derivative Instruments

We were required by October 25, 2006, under our Term Loan, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%.

In June, 2008 we also entered into a two year $135 million interest rate swap whereby we effectively fixed the interest rate at 3.406% on a portion of our outstanding debt.

The fair value of the interest rate cap and interest rate swap net liability recorded on the balance sheet at December 31, 2008 was $4.2 million and the receivable at June 30, 2008 was $0.2 million.  Neither instrument has been designated as a hedge; consequently, changes in the fair values are recognized in earnings in the period the changes occur.  Net unrealized losses, shown in the “Unrealized loss on derivatives” line on the Consolidated Statements of Operations, recorded for the six months ended December 31, 2008 and 2007 were $5.4 million and $1.1 million, respectively.

Starting in mid October 2008 and continuing through the end of December 2008 we entered into a series of commodity swaps, with various short-term maturity dates, to mitigate losses on our C4 Products inventory, specifically Raffinate-3.  All but the last of the series were unwound by December 31, 2008, netting a positive cash flow of $4.9 million.  The remaining commodity swap is for 130,000 barrels of RBOB (Reformulated Blend for Oxygen Blending) gasoline futures at a fixed price on 50,000 barrels of $1.1002 per gallon and on 80,000 barrels of $1.1223 per gallon.  A net unrealized loss, shown in the “Unrealized loss on derivatives” line on the Consolidated Statements of Operations, was recorded on the remaining commodity swap for $0.9 million in December 2008.  The swap was subsequently unwound in January 2009 at a cost of $1.2 million.  As of the date of this filing we have no open commodity swaps.

Note 7 – Lower-of-Cost-or-Market

As a result of high inventory levels of fuel-related products at September 30, 2008 brought about by the disruption of operations caused by Hurricanes Gustav and Ike, and the substantial decline in gasoline prices that began in the latter part of the first quarter of fiscal 2008 then ended and continued through the end of December 2008, upon which selling prices of our fuel-related products are dependent, we recorded a $21.0 million lower-of-cost-or-market charge against earnings in the six months ended December 31, 2008, which is reflected in our net loss for the period.

Note 8 – Earnings Per Share

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted income per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our income, subject to anti-dilution limitations.

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted income per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company, subject to anti-dilution:

	Six Months Ended
	December 31,
	2008	2007
		(As Adjusted)
Basic earnings per share:
Net (loss) income available to common shareholders	$(25,309)	$9,289

Average common shares outstanding	17,741	17,585

Basic earnings (loss) per share	$(1.43)	$0.53

Diluted earnings:
Net income (loss) available to common shareholders	$(25,309)	$9,289
Income (loss) used in diluted earnings per share calculation	$(25,309)	$9,289

Average common shares outstanding	17,741	17,585
Add: common stock equivalents:
Stock options and restricted stock	-	504
	17,741	18,089

Diluted earnings (loss) per share	$(1.43)	$0.51

Note 9 – Employee Benefits

Retirement Plan

We sponsor the Texas Petrochemical LP Retirement Plan, a defined contribution plan that is available to all full-time employees after the first day of the month following their employment date. Employees can contribute up to 25% of their base compensation to a tax-deferred fund not to exceed $15,500 for 2009 and 2008.  We match at the rate of one dollar per one dollar contributed by the employee up to 5%, or as otherwise required by collective bargaining agreement.  Contributions vest immediately from date of employment. Our expense to match employee contributions was approximately $1.4 million and $1.0 million for the six months ended December 31, 2008 and 2007, respectively.  Additionally, we made discretionary contributions to the plan of approximately $0.5 million and $0.4 million during the six months ended December 31, 2008 and 2007, respectively.

Stock Compensation Plans

In December 2004, our shareholders approved the 2004 Stock Award Plan (the “Plan”).  In March 2006, we amended the Plan to reserve up to an additional 788,433 shares of common stock under the Plan.  The Plan reserves 2,613,317 shares of our common stock for awards of  stock options up to 1,331,722 shares of stock and restricted stock awards covering up to 1,281,595 shares of common stock for issuance to certain of our directors, officers and employees. The restricted stock awards under the Plan vest in a period of five years or less.  In addition, while the Plan expires on its own terms effective on the sixth anniversary of the Plan's effective date of December 15, 2004, certain awards may expire after the Plan's expiration date as a result of provisions contained in the award agreements with us.

Stock based compensation expense for the six months ended December 31, 2008 and 2007 was $3.6 million for both periods, and has been recognized as a component of selling, general and administrative expenses in the accompanying consolidated financial statements.

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior.  The risk-free interest rate is based on the U.S. Treasury rate at the date of grant with maturity dates approximately equal to the expected life at the grant date.  Volatility is based on historical volatility of our stock.  We have not historically paid any dividends and have no current plans to pay future dividends.

The following table summarizes the components of our stock-based compensation programs recorded as expense:

	Six Months Ended December 31,
	2008	2007
Restricted stock:
Pretax compensation expense	$2,739	$2,730
Tax benefit	(959)	(956)
Restricted stock expense, net of tax	$1,780	$1,774

Stock options:
Pretax compensation expense	$843	$840
Tax benefit	(295)	(294)
Stock option expense, net of tax	$569	$846

Total stock based compensation:
Pretax compensation expense	$3,582	$3,570
Tax benefit	(1,254)	(1,250)
Total stock based compensation expense, net of tax	$2,328	$2,320

As of December 31, 2008, $3.7 million and $1.3 million of total unrecognized compensation cost related to restricted stock and stock options.

Defined Benefit Pension Plan

On January 1, 2007 we established a cash balance plan for the benefit of represented employees at the Port Neches facility acquired through the Acquisition.  Participation in the cash balance plan is subject to terms of negotiated contracts. For participating employees, the cash balance plan benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants with service under the Huntsman defined benefit plan may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The plan’s assets are maintained by trustees in separately managed portfolios consisting of equity and fixed income securities.

Net periodic pension cost for the six months ended December 31, 2008 and 2007 consisted of the following components:

	Six Months Ended, December 31,
	2008	2007
Components of net periodic pension cost:
Service cost	$668	$570
Interest cost	64	18
Expected return on assets	(40)	2
Recognized loss	6	2

	$698	$592

Note 10 – Segment Information

We manage our core business as two primary operating segments based on the products we offer and the markets we serve. Our organizational structure is designed to most effectively manage our business segments and service the needs of our customers.  Our primary operating segments are the C4 Processing business and the Performance Products business.  The MTBE business has been managed as a non-core business since fiscal 2005 as a result of legislative actions which forced the de-selection of MTBE as a fuel additive in the U.S. marketplace.

In the C4 Processing business, we separate the crude C4 stream into its higher value components - butadiene, butene-1, isobutylene and raffinates. In our Performance Products business, we produce various grades of isobutylene, process isobutylene to produce higher value derivative products such as polyisobutylene and diisobutylene, and produce nonene and tetramer at our Baytown facility.  With the completion of our isobutylene processing unit in late first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from such units.  By the end of second quarter of fiscal 2008 we had sold the MTBE made from the previous dehydrogenation process and discontinued reporting MTBE separately.  Remaining volumes of MTBE produced from our C4 processing activities are significantly reduced and are used as a feedstock to the Performance Products business and sold opportunistically into overseas markets.  As a result, MTBE sales are now insignificant and included in the “Other” segment for reporting purposes.

We produce steam and electricity for our own use at our Houston facility and we sell a portion of our steam production as well as excess electricity.  The revenues and expenses related to sale of steam and electricity are not significant and are included in the “Other” category.

The primary products produced in our C4 Processing segment and their primary uses are as follows:
•	butadiene - primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;
•	butene-1 - primarily used in the manufacture of plastic resins, fuel additives and synthetic alcohols;
•	raffinates - used in gasoline blendstock formulations.

The primary products produced in our Performance Products segment and their primary uses are as follows:
•	high purity isobutylenes (“HPIB”) and isobutylene concentrate - primarily used in the production of specialty rubbers, lubricant additives, detergents and coatings;
•	polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”) - primarily used in the production of fuel and lube additives, caulks, adhesives, sealants and packaging;
•	diisobutylene - primarily used in the manufacture of surfactants, plasticizers and resins;
•	nonene and tetramer - primarily used in the production of plasticizers, surfactants, and lube-oil additives.

Reportable Segments

The following table provides revenues, cost of sales and Adjusted EBITDA by reportable segment for the periods presented.  The table also provides a reconciliation for Adjusted EBITDA to Net Income, the most direct comparative GAAP measure reported in the Consolidated Statement of Operations.  Adjusted EBITDA is not a measure computed in accordance with GAAP.  Accordingly it does not represent cash flow from operations, nor is it intended to be presented herein as a substitute to operating income or net income as indicators of our operating performance.  We calculate Adjusted EBITDA in accordance with our credit facilities, meaning earnings before interest, taxes, depreciation and amortization, then adjusted to add back certain additional items. Such additional items include certain non-cash items defined by the credit facilities and reflected in the Reconciliation of Adjusted EBITDA to Net Income below.  Our calculation of Adjusted EBITDA may be different from the calculation used by other companies; therefore, it may not be comparable to other companies.

Adjusted EBITDA is the primary measure used by senior management and our Board of Directors to evaluate operating results and to allocate capital resources between our business segments.  We are also presenting Adjusted EBITDA because our lenders require us to report this measure (referred to as Consolidated EBITDA in the credit facilities) to them, and the measure is used in ratio calculations that affect our ability to pay dividends and other distributions, and to make certain investments and acquisitions, in compliance with covenants under our credit facilities.

	Six Months Ended
	December 31,
	2008	2007
	(in thousands)
Sales volumes (lbs):
C4 Processing	1,048,725	1,545,772
Performance Products	349,289	363,624
MTBE (1)	-	172,596
Other (2)	62,597	-

	1,460,611	2,081,992
Revenues:
C4 Processing	$709,157	$724,549
Performance Products	216,077	197,263
MTBE (1)	-	66,110
Other (2)	28,110	8,127

	$953,344	$996,049
Cost of sales (3):
C4 Processing	$644,228	$642,680
Performance Products	174,325	160,590
MTBE (1)	-	59,185
Other (2)	28,948	6,905

	$847,501	$869,360
Adjusted EBITDA (4):
C4 Processing	$2,597	$37,733
Performance Products	22,712	20,306
MTBE (1)	-	6,208
Other (2)	10,153)	(113)
Corporate	(13,960)	(16,647)

	$1,196	$47,487

[1] As reported in the above table, the “MTBE” segment represents MTBE produced by our Houston dehydrogenation units.  In conjunction with the start-up of our isobutylene processing unit in late first quarter of fiscal 2008, the dehydrogenation units were idled and all MTBE produced from those units was sold by the end of the second quarter of fiscal 2008.  Beginning with third quarter of fiscal 2008, MTBE production from crude C4 isobutylene was insignificant and related revenues and operating results were included in the “Other” operating segment.

[2] As described above, the “Other” segment includes MTBE production and sales beginning with third quarter of fiscal 2008.  Prior to the third quarter of fiscal 2008, the “Other” category included only production and sales of steam and excess electricity.

[3] Excludes depreciation and amortization and operating expenses.

[4] See above for further discussion of our calculation of Adjusted EBITDA and its use, and see below for a reconciliation of Adjusted EBITDA to Net Income.

Segment Assets

We do not identify and report assets by segment internally; consequently, such information is not presented herein.

Intersegment Sales

Inter-segment product transfers from the C4 Processing segment to the Performance Products segment are not significant and, as such, are not reported as inter-segment revenues.

Geographic Information

All of our revenues are generated from our three plants in the United States.

Reconciliation of Adjusted EBITDA to Net Income (Loss)

	Six Months Ended
	December 31,
	2008	2007
	(in thousands)
Adjusted EBITDA:
C4 Processing	$2,597	$37,733
Performance Products	22,712	20,306
MTBE	-	6,208
Other	(10,153)	(113)
Corporate	(13,960)	(16,647)
Reconciliation:
Income tax benefit (expense)	11,912	(5,790)
Interest expense, net	(9,242)	(10,612)
Depreciation and amortization	(20,653)	(16,499)
Loss on sale of assets	-	(1,092)
Non-Cash stock-based compensation	(3,168)	(3,155)
Unrealized loss on derivatives	(5,354)	(1,050)

Net income (loss)	$(25,309)	$9,289

Consolidated Financial Statements and Report of
Independent Certified Public Accountants
Texas Petrochemicals Inc. and Subsidiaries
As of June 30, 2008 and 2007 and Years Ended
June 30, 2008, 2007 and 2006

TEXAS PETROCHEMICALS INC.

Consolidated Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Texas Petrochemicals Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Texas Petrochemicals Inc. and Subsidiaries (the “Company”) as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Petrochemicals Inc. and Subsidiaries as of June 30, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the consolidated balance sheet of Texas Petrochemicals Inc. and Subsidiaries as of June 30, 2007 and the related statements of operations, stockholders’ equity and cash flows for the each of the two years in the period ended June 30, 2007 have been retrospectively adjusted to reflect a change in accounting for plant turnaround costs as described in FASB Staff Position No. AUG AIR - 1.

/s/ Grant Thornton, LLP
Houston, Texas
December 18, 2008

Texas Petrochemicals, Inc.
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	June 30,
	2008	2007
		(As Adjusted)
ASSETS

Current assets:
Cash and cash equivalents	$615	$9,534
Accounts receivable - trade	200,449	161,604
Inventories	102,462	83,959
Other current assets	28,526	19,991

Total current assets	332,052	275,088

Property, plant and equipment, net	545,972	494,030
Investment in limited partnership	2,424	2,184
Intangible assets, net	4,443	4,487
Other assets, net	20,370	15,284

Total assets	$905,261	$791,073

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable - trade	$218,571	$183,271
Accrued liabilities	28,538	88,897
Current portion of long-term debt	2,743	2,071

Total current liabilities	249,852	274,239

Long-term debt	294,370	205,837
Deferred income taxes	61,576	45,213

Total liabilities	605,798	525,289

Stockholders' equity:
Common stock, $0.01 par value, 25,000,000 authorized
and 17,587,951 and 17,327,357 shares issued and
outstanding at June 30, 2008 and 2007, respectively	176	173
Additional paid-in capital	187,155	179,651
Accumulated earnings	112,638	86,014
Accumulated other comprehensive income	(206)	(54)
Treasury stock at cost, 10,345 and -0- shares, respectively	(300)	-
Stockholders' equity	299,463	265,784

Total liabilities and stockholders' equity	$905,261	$791,073

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemical, Inc.
Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)

	Year Ended June 30,
	2008	2007	2006
		(As Adjusted)	(As Adjusted)

Revenue	$2,016,198	$1,781,520	$1,237,745
Cost of sales	1,752,191	1,540,097	1,037,495

	264,007	241,423	200,250
Operating expenses
Operating expenses	127,516	121,111	66,829
Selling, general and administrative expenses	40,342	32,583	31,554
Depreciation and amortization	35,944	29,111	14,245
Loss on sale of assets	1,092	-	-
Reorganization expenses	-	-	1,894
Unauthorized freight payments	499	6,812	2,543

	205,393	189,617	117,065

Income from operations	58,614	51,806	83,185

Other (income) expense
Interest expense	19,045	18,505	3,584
Interest income	(177)	(1,510)	(1,257)
Debt conversion cost	-	-	20,920
Unrealized gain on derivatives	(99)	(146)	-
Other, net	(1,394)	37	(1,183)

	17,375	16,886	22,064

Income before income taxes	41,239	34,920	61,121

Income tax expense	14,615	13,690	21,037

Net income	$26,624	$21,230	$40,084

Earnings per share:
Basic	$1.51	$1.23	$2.98
Diluted	$1.47	$1.20	$2.43

Weighted average shares outstanding:
Basic	17,588	17,303	13,470
Diluted	18,073	17,761	17,072

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals, Inc.
Consolidated Statements of Stockholders’ Equity
(Dollars in thousands)

					Accumulated
			Additional		Other	Treasury		Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stock	Deferred	Stockholders'
	Shares	Amount	Capital	Earnings	Income	at Cost	Compensation	Equity

Balance - June 30, 2005	10,000	$100	$104,309	$24,732	$-	$-	$(8,435)	$120,706
Converted senior secured notes	6,736	67	66,792	-	-	-	-	66,859
Adoption of SFAS(123)	-	-	(8,435)	-	-	-	8,435	-
Exercise of stock options	37	-	479	-	-	-	-	479
Vesting of restricted stock	85	1	(1)	-	-	-	-	-
Stock compensation expense	-	-	9,191	-	-	-	-	9,191
Excess tax benefits from share
based compensation arrangements	-	-	60	-	-	-	-	60
Repurchase restricted stock	-	-	-	(32)	-	-	-	(32)
Net income	-	-	-	40,084	-	-	-	40,084

Balance - June 30, 2006	16,858	$168	$172,395	$64,784	$-	-	-	$237,347
Exercise of stock options	87	1	1,331	-	-	-	-	1,332
Vesting of restricted stock	382	4	(4)	-	-	-	-	-
Stock compensation expense	-	-	5,257	-	-	-	-	5,257
Excess tax benefits from share based compensation arrangements	-	-	672	-	-	-	-	672
Change in funded status of defined benefit plan, net of tax of $29	-	-	-	-	(54)	-	-	(54)
Net income	-	-	-	21,230	-	-	-	21,230

Balance - June 30, 2007	17,327	$173	$179,651	$86,014	$(54)	-	-	$265,784
Exercise of stock options	15	-	173	-	-	-	-	173
Stock purchased by company (10,345 shares)	(10)	-	-	-	-	(300)	-	(300)
Vesting of restricted stock	256	3	(3)	-	-	-	-	-
Stock compensation expense	-	-	6,494	-	-	-	-	6,494
Excess tax benefits from share based compensation arrangements	-	-	840	-	-	-	-	840
Change in funded status of defined benefit plan, net of tax of $82	-	-	-	-	(152)	-	-	(152)
Net income	-	-	-	26,624	-	-	-	26,624

Balance - June 30, 2008	17,588	$176	$187,155	$112,638	$(206)	(300)	-	$299,463

The accompanying notes are an integral part of these consolidated financial statements.

Texas Petrochemicals, Inc.
Consolidated Statements of Cash Flows
 (Dollars in thousands)

	Year Ended June 30,
	2008	2007	2006
		(As Adjusted)	(As Adjusted)
Cash flows from operating activities:
Net income	$26,624	$21,230	$40,084
Distributions received from joint venture	964	825	800
Adjustments to reconcile net income to cash flows provided by operating activities
Depreciation and amortization	35,944	29,111	14,245
Amortization of debt issuance costs	1,134	1,105	588
Pension expense	1,180	470	-
Deferred income taxes	11,343	9,031	(10,643)
Stock compensation expense	6,494	5,257	9,191
Loss on sale of assets	1,092	-	-
Excess tax benefits from share-based
compensation arrangements	(840)	(672)	(60)
Earnings from joint venture	(1,204)	(795)	(946)
Non-cash inducement for conversion of debt	-	-	6,786
Payment of reorganization expense	-	-	(1,894)
Changes in assets and liabilities
Accounts receivable	(38,845)	15,129	(18,441)
Inventories	(18,503)	(12,777)	(12,947)
Other assets	(10,106)	7,597	(11,256)
Accounts payable and accrued liabilities	42,549	18,078	36,829
Net cash provided by operating activities	57,826	93,589	52,336

Cash flows from investing activities:
Capital expenditures	(87,783)	(100,425)	(46,206)
Purchase of business assets	(70,000)	-	(208,791)
Proceeds from sale of assets	1,470	-	-
Net cash used in investing activities	(156,313)	(100,425)	(254,997)

Cash flows from financing activities:
Proceeds from term loan borrowings	70,000	-	210,000
Repayments on term loans	(2,595)	(2,092)	-
Net proceeds from revolving credit facility borrowings	21,800	-	-
Proceeds from insurance debt	6,428	4,778	7,470
Payments on insurance debt	(6,428)	(8,605)	(3,642)
Debt issuance costs	(350)	(53)	(7,697)
Exercise of stock options	173	1,332	479
Excess tax benefits from share-based compensation arrangements	840	672	60
Repurchase of restricted stock	-	-	(32)
Repurchase of common stock	(300)	-	-
Note receivable from affiliate	-	-	-
Net cash provided by (used in) financing activities	89,568	(3,968)	206,638

Increase (decrease) in cash and cash equivalents	(8,919)	(10,804)	3,977
Cash and cash equivalents, beginning of period	9,534	20,338	16,361

Cash and cash equivalents, end of period	$615	$9,534	$20,338

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Description of Business

Organization

The accompanying consolidated financial statements include the accounts of Texas Petrochemicals Inc. and its subsidiaries, Texas Petrochemicals LLC and Texas Petrochemicals LP (collectively referred to as the “Company” or “we”).  Texas Petrochemicals Inc. and its wholly owned subsidiary Texas Petrochemicals LLC were incorporated on May 1, 2004.  Texas Petrochemicals Inc. owns a 1% interest in Texas Petrochemicals LP (the “Partnership”) and is its sole general partner.  Texas Petrochemicals LLC owns the remaining 99% ownership interest in the Partnership and is the limited partner of the Partnership.  We sell our products primarily to chemical and petroleum based companies in North America.

Manufacturing Facilities and Products

We have three principal manufacturing facilities located in Houston, Texas, Port Neches, Texas and Baytown, Texas.  All three locations provide convenient access to other Gulf Coast petrochemical producers and are connected to several of our customers and raw material suppliers through an extensive pipeline network.  In addition, our facilities are serviced by rail, tank truck, ship and barge. Our products include: (i) butadiene, primarily used to produce synthetic rubber; (ii) butene-1, used in the manufacture of plastic resins, fuel additives and synthetic alcohols; (iii) raffinates, used in gasoline blend stock formations; (iv) isobutylenes, primarily used in the production of specialty rubbers, lubricant additives, detergents and coatings; (v) polyisobutylenes, used in the production of fuel and lubricant additives, adhesives, sealants and packaging; and (vi) propylene derivatives, used in the production of plasticizes, surfactants and rubber additives.

Our principal raw material feedstocks are crude butadiene, isobutylene, methanol and propylene.  We purchase a significant portion of our crude butadiene requirements at prices that are adjusted based on our selling price of butadiene as well as the cost of natural gas used to produce butadiene, thereby providing us with a formula based profit on such sales.  Isobutylene, methanol and propylene are purchased at prices linked to prevailing market prices.

Acquisition of Huntsman’s C4 Facility (“Acquisition”)

On June 27, 2006, we completed an acquisition of Huntsman Petrochemical Corporation’s (“Huntsman”) butadiene and related products manufacturing facility located in Port Neches, Texas for $278.8 million.  Of the total purchase price, $208.8 million was funded at closing and financed through long-term debt.  The additional $70.0 million payment was contingent upon certain milestones related to the restart and resumption of crude C4 supply from the Huntsman olefins unit located in Port Arthur, Texas, which had been damaged by fire prior to the acquisition.  All of the contingencies related to the Port Arthur olefins unit were met and the $70.0 payment was made in November 2007.  The $70.0 million contingent payment was also financed through long-term debt.  There are no further contingent liabilities related to the acquisition.  The acquisition is fully reflected in our consolidated balance sheets at June 30, 2008 and 2007 and in our consolidated statements of operations since the June 27, 2006 acquisition date.

The total acquisition purchase price, including the contingent payment made in November 2007, was allocated based on fair values of assets acquired and liabilities assumed as follows:

Accounts receivable	$80,331
Inventories	18,879
Other current assets	2,290
Property, plant and equipment	238,485
Intangible asset	3,880
Other long-term assets	3,302
Accounts payable	(68,329)
Total purchase price	$278,838

The intangible asset is a technology license, which has an indefinite useful life.

Note 2 – Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Texas Petrochemicals Inc. and its wholly owned subsidiaries, after the elimination of all intercompany accounts and transactions.  Our investment in Hollywood/Texas Petrochemicals LP is accounted for under the equity method. The financial statements presented have been prepared by us in accordance with accounting principles generally accepted in the United States of America.

Reclassifications

Certain reclassifications have been made to prior years financial statements to conform to the current year presentation. The reclassifications have no impact on equity, net income or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.  At June 30, 2008 and 2007 the Company had cash balances in excess of the $100 thousand insured by the Federal Deposit Insurance Corporation.

Accounts Receivable

We extend credit to our customers in the normal course of business and generally do not require collateral for accounts receivable.  We perform ongoing credit evaluations of our customers’ financial conditions and, in some instances, require letters of credit or additional guarantees in support of contracted amounts.  We review the collectability of receivables and use the allowance method to record bad debt expense for amounts deemed uncollectible. We believe no allowance was necessary as of June 30, 2008 and 2007.

Inventories

Inventories consist of raw materials and finished goods and are valued at the lower of average cost or market. Costs include raw materials, labor and applicable manufacturing overhead.

We may enter into product exchange agreements with suppliers and customers for raw materials and finished goods.  Exchange balances due to or from exchange partners are recorded in inventory at the lower of average cost or market.  Gains or losses realized from the utilization of these exchanges are reflected in cost of sales. At June 30, 2008 and 2007, the exchange receivable to us was $0.7 million and $1.5 million, respectively, and the exchange payable by us was $-0- and $16.5 million, respectively.

Investment in Limited Partnership

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP.  We and Kirby Inland Marine, Inc. formed this limited partnership to operate four barges capable of transporting chemicals. We account for this investment under the equity method and report our portion of the limited partnership's net income as other income in the accompanying consolidated statements of operations.  The amounts recorded in other income in 2008, 2007 and 2006 were $1.2 million, $0.8 million and $0.9 million, respectively.  The amounts of cash distributions received in 2008, 2007 and 2006 were $1.0 million, $0.8 million and $0.8 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at depreciated historical cost.  Depreciation of property, plant and equipment is computed using the straight-line method over their estimated useful lives ranging from five to 45 years for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs and minor renewals are charged to expense as incurred while major improvements, renewals and betterments are capitalized. Interest is capitalized on long term construction projects using the Company’s internal cost of debt rate. Upon retirement or sale of an asset, the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Our intangible assets include patents and technology licenses.  Patents are amortized using the straight-line method over useful lives.  Our technology licenses have no legal, regulatory, contractual, competitive, economic, or other factors that would limit their useful lives.  Consequently, we have determined their useful lives to be indefinite.  The technology licenses are assessed annually at the end of each fiscal year for impairment.  Because these technology licenses are fundamental to and inseparable from their respective manufacturing processes, we assess impairment based on the undiscounted future cash flows related to the respective manufacturing processes.  We have determined based on these processes that there are no impairments to the indefinite lived technology licenses.

Impairment

We review property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted future cash flows. Measurement of the impairment loss, if any, is based on the difference between the carrying value and fair value.  Indefinite life intangibles are not amortized but tested annually for impairment.

Plant Turnaround Costs

Plant turnarounds are the scheduled and required partial or complete shutdowns of chemical processing units for significant overhaul and refurbishment, for periods typically lasting from two to four weeks.  In the first quarter of fiscal 2008 we elected to change our method of accounting for plant turnarounds from the direct expense method to the deferral method.  Under the direct expense method the costs of plant turnarounds are charged to operating expense as incurred.  Under the deferral method the cost of major scheduled plant turnarounds are deferred on the balance sheet and charged to operating expense on a straight-line basis during the period until the next scheduled turnaround.  We believe the deferral method provides more clear and understandable reporting of our financial position and results of operations and is commonly used by other companies in the chemical industry.  Prior year financial statements have been retrospectively adjusted to reflect the application of the deferral method – see Note 3 for the impact on previous period financial statements.

The amounts of deferred turnaround costs recorded on the balance sheet at June 30, 2008 and 2007 were $9.3 million and $1.1 million, respectively.  The amounts of amortization of deferred turnaround costs charged to operating expense in 2008, 2007 and 2006 were $2.4 million, $3.8 million and $2.9 million, respectively.

Debt Issuance Costs

Direct costs incurred in connection with the issuance of long-term debt are capitalized and amortized over the term period of the related debt agreements and are included in other assets on our Consolidated Balance Sheets. Amortization of these costs is included in interest expense.

Revenue Recognition

We recognize revenue from sales of products in the period when title and risk of loss transfer to the customer.

Environmental Remediation Costs

Anticipated expenditures related to investigation and remediation of contaminated sites, which include operating facilities and waste disposal sites, are accrued when it is probable a liability has been incurred and the amount of the liability can be reasonably estimated.

Comprehensive Income

Comprehensive income is reported in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Our comprehensive income is defined as net income adjusted for the change during the year in the funded status of our defined benefit plan liability, which is recorded net of tax.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred taxes be provided at enacted tax rates on temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We provide a valuation allowance on net deferred tax assets when it is more likely than not that these assets will not be realized.

Effective July 1, 2007, we adopted FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes (an interpretation of SFAS 109) and FSP No. 48-1, “Definition of Settlement in FASB Interpretation No. 48”.  FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns.  In addition, FIN 48 provided guidance on the de-recognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties.  FSP No. 48-1 provides guidance associated with the criteria that must be evaluated in determining whether a tax position has been effectively settled and should be recognized as a tax benefit.

We recognize interest and penalties related to tax positions taken or to be taken as part of income tax expense.

Stock Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), “Accounting for Share-Based Payment” (“SFAS 123R”), which requires us to measure the cost of stock based compensation granted, including stock options and restricted stock, based on the fair market value of the award as of the grant date. We adopted SFAS 123R as the beginning of fiscal year 2005 using the modified prospective transition method of adoption, which required us to record compensation cost related to unvested stock awards as of June 30, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings. Awards granted after June 30, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. We do not apply an estimated forfeiture rate for unvested awards, as we have had minimal historical experience to adequately support estimation of a forfeiture rate.

Asset Retirement Obligations

We follow SFAS No. 143, “Accounting for Asset Retirement Obligations,” regarding accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of this statement apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset.

We have asset retirement obligations with respect to certain of our chemical processing assets due to various legal obligations to clean and/or dispose of various component parts of the chemical plants at the time they are retired. However, these component parts can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our chemical processing assets and continue making improvements to those assets based on technological advances. As a result, management believes that our facilities have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire chemical processing assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a chemical plant, an estimate of the cost of performing the retirement activities will be provided and a liability will be recorded for the fair value of that cost using established present value techniques. We have not recorded an asset retirement obligation related to the retirement of any component parts of our facilities as of June 30, 2008 and 2007.

Capitalized Interest

Interest costs incurred during development and construction of certain long-term assets are capitalized as part of the cost of the assets.  Interest costs capitalized in fiscal 2008, 2007 and 2006 were $2.4 million, $1.5 million and $-0-,  respectively.

Shipping and Handling Costs

We account for shipping and handling costs in accordance with Emerging Issues Task Force 00-10, “Accounting for Shipping and Handling Fees and Costs”.  As such, amounts billed to customers in sale transactions related to shipping and handling costs are recorded as revenue.  Shipping and handling costs incurred by the Company are included in cost of sales.

Financial Instruments

The carrying amounts for cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these instruments. Long-term debt is variable rate debt and, as such, the carrying amount approximates fair value, as interest rates vary with prevailing market rates.

Derivative Instruments

 We account for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended.  Accordingly, such instruments are measured at fair value and recognized as assets or liabilities in the balance sheet. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation is established at the inception of the derivative. For derivatives designated as cash flow hedges and meeting the effectiveness guidelines of SFAS 133, changes in fair value, to the extent effective, are recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time, or in the case of options based on the change in intrinsic value. Any change in fair value of a derivative resulting from ineffectiveness or an excluded component of the gain or loss, such as time value for option contracts, is recognized immediately in earnings. For any derivative instrument that has not been designated as a hedge at inception, changes in fair value of the instrument are recognized in earnings in the period the change occurs.

New Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, Disclosures about Derivative Instruments and Hedging Activities, (“SFAS 161”) which amends SFAS 133 and expands disclosures to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives. SFAS 161 is effective for fiscal periods beginning on or after November 15, 2008, which for the Company will be the first quarter of fiscal 2010.  The Company is evaluating the requirements of SFAS 161.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for the Company beginning July 1, 2009  The Company has determined that the adoption of SFAS No. 141R has no impact on our financial statements at this time.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51” (SFAS 160”), which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS

160 is effective for the Company beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company is currently assessing the potential impact that adoption of SFAS 160 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FAS 115” (“SFAS 159”). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The effective date for the Company is July 1, 2008.  As the Company has currently elected not to measure its eligible financial assets and liabilities at fair value, SFAS No. 159 has no impact on its financial statements at this time. .

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB released FASB Staff Position No. 157-b, “Effective Date of FASB Statement No. 157” (FSP FAS 157-b), which delayed the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at lease annually).  The effective date for the Company is July 1, 2009.  The Company has determined that SFAS N0. 157 has no impact on assets or liabilities currently being measured at fair value.

Note 3—Change in Accounting for Plant Turnaround Costs

Plant turnarounds are the scheduled and required partial or complete shutdowns of chemical processing units for significant overhaul and refurbishment, for periods typically lasting from two to four weeks.  In the first quarter of fiscal 2008 we elected to change our method of accounting for plant turnarounds from the direct expense method to the deferral method.  Under the direct expense method the costs of plant turnarounds are charged to operating expense as incurred.  Under the deferral method the cost of major scheduled plant turnarounds are deferred on the balance sheet and charged to operating expense on a straight-line basis during the period until the next scheduled turnaround.  We believe the deferral method provides more clear and understandable reporting of our financial position and results of operations and is commonly used by other companies in the chemical industry.  Prior year financial statements have been retrospectively adjusted to reflect the application of the deferral method.

Provided below are the previously reported and adjusted amounts for each financial statement line item impacted by the change in accounting:

	June 30, 2007
	Previously	As
	Reported	Adjusted
Balance Sheet:
Other assets, net	$14,159	$15,284
Deferred income taxes	44,819	45,213
Accumulated earnings	85,283	86,014

	Year Ended June 30,
	2007		2006
	Previously	As	Previously	As
	Reported	Adjusted	Reported	Adjusted
Statements of Operations:
Income before income taxes	$38,648	$34,920	$59,067	$61,121
Income tax expense	14,995	13,690	20,318	21,037
Net income	23,653	21,230	38,749	40,084
Basic earnings per share	1.37	1.23	2.88	2.98
Diluted earnings per share	1.33	1.20	2.35	2.43

Note 4 – Detail of Certain Balance Sheet Accounts

Inventories:

	June 30,
	2008	2007

Finished goods	$55,250	$42,004
Raw materials and chemical supplies	47,212	41,955

	$102,462	$83,959

Other Current Assets:

	June 30,
	2008	2007

Prepaid expense and other	$7,736	$4,905
Repair parts inventory	11,907	11,223
Deferred taxes, net	8,883	3,863

	$28,526	$19,991

Property, Plant and Equipment:

	June 30,
	2008	2007

Land and land improvements	$41,039	$29,781
Plant and equipment	499,901	422,026
Construction in progress	86,266	94,285
Other	13,156	6,486

	640,362	552,578
Less accumulated depreciation	94,390	58,548

	$545,972	$494,030

Intangible Assets:

Changes in the carrying amount of our intangible assets for the years ended June 30, 2008 and 2007 were as follows:

	Intangible	Accumulated
	Assets	Amortization

Balance at July 1, 2006	$4,332	$(391)
Acquisition costs of technology license	740	-
Nitrogen oxide credits	(38)	-
Amortization	-	(156)

Balance at June 30, 2007	5,034	(547)
Nitrogen oxide credits	58
Amortization	-	(102)
Write-off fully amortized Nitrogen oxide credits	(491)	491

Balance at June 30, 2008	$4,601	$(158)

The following table summarizes the carrying amounts and amortization of intangible assets for the years ended and as of June 30, 2008 and 2007:

	2008			2007
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Technology license	$3,880	$-	$3,880	$3,880	$-	$3,880
Patents	721	(158)	563	721	(114)	607
Nitrogen oxide credits	-	-	-	433	(433)	-

	$4,601	$(158)	$4,443	$5,034	$(547)	$4,487

Future estimated amortization expense for the years ended June 30 is as follows:

2009	$44
2010	44
2011	44
2012	44
2013	44
Thereafter	343

$563

Accrued Liabilities:

	June 30,
	2008	2007

Accrued payroll and benefits	$7,646	$4,556
Accrued freight	3,851	3,443
Accrued interest	1,337	2,328
Federal and state income tax	1,449	3,550
Property and sales tax	5,360	4,309
Deferred revenue	8,578	255
Acquisition contingency	-	70,000
Other	317	456

	$28,538	$88,897

Note 5 - Unauthorized Freight Payments

In July 2007 the Company discovered that a former employee, with the assistance of a non-employee conspirator, had directed unauthorized payments from accounts of the Company to a fictitious vendor.  The amounts of the unauthorized payments have been reclassified from cost of sales to a separate line item for each year presented in the Consolidated Statements of Operations.

In August 2008, the former employee and his non-employee conspirator were convicted of certain crimes related to the unauthorized freight payments by the United States District Court for the Southern District of Texas.  As part of their conviction, the former employee and his non-employee conspirator were required to forfeit assets to the Office of the United States Attorney for restitution.  Based on (i) a review of the final order of conviction and the preliminary and final restitution orders entered in those criminal cases and (ii) representations made by counsel for the former employee and his non-employee conspirator at the conviction hearing, the approximate value of the assets forfeited ranges from $4.5 million to $6.5 million.  These assets will be liquidated by the United States Government and the net proceeds of such assets will then be paid to Texas Petrochemicals LP as restitution for the losses represented by the unauthorized freight payments.  However, it is not possible to estimate at this time a range of recovery that will be paid to Texas Petrochemicals LP, as it will depend on the final net proceeds realized by the United States Government.

Note 6 – Debt

	June 30,
	2008	2007

Term loans A and B	$275,313	$207,908
Revolving credit facility	21,800	-

	297,113	207,908
Less current maturities	2,743	2,071

Total long-term debt	$294,370	$205,837

In May 2004, we issued $60.0 million, 7.25% Senior Secured Convertible Notes due April 30, 2009. The conversion feature of the notes allowed the note holders to convert the notes into our common stock at $9.34 per share.  We entered into a special agreement with the convertible note holders to convert the notes to common equity.  On December 30, 2006, we finalized the conversion, which called for a cash payment of $14.1 million to the note holders and converted the $60.0 million of notes into 6,735,729 shares of our common stock.  As a result of this transaction, a $20.9 million debt conversion fee ($6.8 million non cash), for an inducement offer, was charged to expense in fiscal 2006.

In conjunction with the June 2006 purchase of the Port Neches operation from Huntsman Chemical (“Huntsman”), we entered into two loan facilities: a $280.0 million Term Loan and a $115.0 million asset-based, Revolving Credit Facility with Deutsche Bank Trust Company America along with a syndicate of other financial institutions. Of the total $280.0 million available under the Term Loan, $210.0 million was drawn down on June 27, 2006 to finance the Acquisition; the residual $70.0 million was used to cash collateralize a Letter of Credit in favor of Huntsman. Concurrent with this transaction, our previously existing $50.0 million revolving credit arrangement was terminated without penalty.

Term Loan

The $280.0 million Term Loan has a seven-year term with principal amortization of 0.25% quarterly, which began on September 30, 2006. Furthermore, we are required to make principal repayments based on our excess cash flow calculated quarterly beginning January 1, 2007. The required payment under the mandatory prepayment with excess cash flow provision varies dependent upon our calculated Leverage Ratio. There was no such prepayment required in fiscal 2008 or 2007.

In November 2007, the aforementioned $70.0 million contingent payment to Huntsman was satisfied from a $70.0 million increase in the Term Loan.

The Term Loan bears interest based on a floating rate, which, at our option, is based on LIBOR or the prime rate plus a spread.  The Term Loan is secured by a first priority lien on all tangible and intangible fixed assets and is cross collateralized with the $115.0 million Revolving Credit Facility. The Term Loan agreement includes certain restrictive covenants, which include but are not limited to limitations on debt, mergers and acquisitions, restricted payments, investments, asset sales, liens and transactions with affiliates. As of June 30, 2008, we were in compliance with all of the financial covenants of the Term Loan.

We were required by October 25, 2006, under our Term Loan, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%. See Note 7 for further discussion.

In June, 2008 the Company entered into a two year $135 million interest rate swap whereby the Company effectively fixed the interest rate at 3.406% on a portion of its outstanding debt.

Revolving Credit Facility

The $115.0 million asset-based Revolving Credit Facility has a five-year term and bears interest based on a floating rate, which, at our option is based on LIBOR or the prime rate plus a spread.  Beginning January 1, 2007 through expiration, the spread will be determined quarterly based on a matrix utilizing our leverage ratio.

Additionally, in March 2008 the Company exercised an accordion feature of its Revolving Credit Agreement which increased the availability under the Revolver by $25 million to $140 million total availability.  With the exercise of the accordion feature there were no changes in the terms, covenants or pricing of the Revolver.

The $140.0 million availability of the facility is subject to our current borrowing base comprised of 85% of eligible accounts receivable and 65% of eligible inventory.  The facility calls for a commitment fee of 0.375% of the undrawn portion of the commitments under the Revolving Credit Facility. The loan is secured by a first lien on cash, accounts receivable, inventory, and certain intangibles and is cross collateralized with the Term Loan. The Revolving Credit Facility has certain restrictive covenants including a springing fixed charge coverage ratio, which is triggered if availability is below a specified amount. Other covenants include, but are not limited to, limitations on debt, mergers and acquisitions restricted payments, investments, asset sales, liens and transactions with affiliates. At June 30, 2008, the outstanding balance of the Revolving Credit Facility was $21.8 million and we were in compliance with all of its financial covenants.

Insurance Premium Financing

The Company finances its property and casualty insurance premiums through Flatiron Capital Corporation.  The premiums are typically financed in July of each year for that particular fiscal year and the debt is amortized over 10-month periods; consequently, there is no liability on the balance sheet at June 30, 2008 and 2007.  The amounts financed in July 2007 and 2006 for fiscal years 2008 and 2007 were $3.1 million and $3.6 million, respectively.

At June 30, 2008, the aggregate amount of payments required to meet long-term debt installments in each of the next five years are as follows

2009	$2,743
2010	2,715
2011	2,688
2012	2,662
2013	264,505

$275,313

Note 7 – Derivative Instruments

We were required by October 25, 2006, under our Term Loan, to purchase interest rate protection on at least $120.0 million of the Term Loan for not less than three years. To satisfy this requirement, on October 18, 2006, we entered into an interest rate cap agreement for a one time expense of approximately $0.3 million. The interest rate cap provides protection on $120.0 million of our long term debt over a three year period ending October 31, 2009 if LIBOR exceeds 6.0%.

      In June, 2008 the Company also entered into a two year $135 million interest rate swap whereby the Company effectively fixed the interest rate at 3.406% on a portion of its outstanding debt.

The fair value of the interest rate cap and interest rate swap are recorded on the balance sheet as assets in the amounts of $0.2 million and $0.1 million at June 30, 2008 and 2007, respectively.  Neither instrument has been designated as a hedge; consequently, changes in the fair values are recognized in earnings in the period the changes occur.  Net unrealized gains recorded in 2008, 2007 and 2006 were $0.1 million, $0.1 and $-0-, respectively.

Note 8 – Earnings Per Share

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted income per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of the Company subject to anti-dilution limitations.

Basic and diluted earnings per share are computed as follows:

	Year Ended June 30,
	2008	2007	2006
		(As Adjusted)	(As Adjusted)
Basic earnings per share:
Net income available to common shareholders	$26,624	$21,230	$40,084

Average common shares outstanding	17,588	17,303	13,470

Basic earnings per share	$1.51	$1.23	$2.98

Diluted earnings:
Net income available to common shareholders	$26,624	$21,230	$40,084
Add: interest expense on convertible notes, net of tax	-	-	1,390
Income used in diluted earnings per share calculation	$26,624	$21,230	$41,474

Average common shares outstanding	17,588	17,303	13,470
Add: common stock equivalents:
Stock options and restricted stock	485	458	443
Convertible notes	-	-	3,159
	18,073	17,761	17,072

Diluted earnings per share	$1.47	$1.20	$2.43

Note 9 – Income Taxes

Significant components of our deferred tax assets and liabilities are as follows:

	June 30,
	2008	2007
Deferred tax asset (liability) - current:
Net operating loss	$-	$1,935
Employee payroll and benefits	2,360	519
Accrued liabilities	4,717	1,397
Inventory and other assets	1,250	(423)
Other	556	435
Total current asset	8,883	3,863

Deferred tax asset (liability) - noncurrent:
Property, plant and equipment	(72,453)	(55,982)
Stock award plan	2,833	2,286
Debt conversion fee	5,607	6,624
Alternative minimum tax credit	4,924	1,911
Deferred turnaround costs	(2,002)	(394)
Other	(485)	342
Total noncurrent liability	(61,576)	(45,213)

Net deferred tax liability	$(52,693)	$(41,350)

We file a consolidated federal tax return for all of our subsidiaries and file franchise tax returns in Texas, Louisiana and Delaware.

In August 2008 the Internal Revenue Service (IRS) completed an audit of tax years ended June 30, 2007 and 2006 and we have received a Form 4549 from the IRS confirming that there are no changes to the tax returns filed for those years or the amounts of taxes paid or refunded.

In March 2007 the Texas State Comptroller of Public Accounts completed a franchise tax audit for the period January 1, 2005 through December 31, 2007 and in July 2008 we received notification from the State of Texas that no additional taxes are due for this period.

Texas House Bill 3 (“HB3”), which was signed into law in May 2006, provides a comprehensive change in the method of business taxation in Texas.  HB3 eliminates the taxable capital and earned surplus components of the existing Texas franchise tax and replaces those components with a taxable margin tax.  This change is effective for tax reports filed on or after January 1, 2008 (which are based upon 2007 business activity) and we filed our first Texas margins tax return for fiscal 2007 in June 2008. We have also accrued an estimation of our fiscal 2008 Texas margins tax liability at June 30, 2008 and recognized the appropriate current and deferred tax expense in our 2008 results of operations.

Our provision for income taxes is comprised of the following:

	Year Ended June 30,
	2008	2007	2006
Current:
Federal	$396	$1,899	$30,975
State	(48)	2,057	705
Deferred
Federal	14,035	9,410	(10,643)
State	232	324	-

Total provision for income taxes	$14,615	$13,690	$21,037

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes.  The reasons for this difference are as follows:

	Year Ended June 30,
	2008	2007	2006

Income before income taxes	$41,239	$34,920	$61,121

Statutory federal income tax rate	35%	35%	35%
Computed "expected" federal income taxes	$14,434	$12,222	$21,392
Increase (decrease) in tax resulting from:
Extraterritorial income tax	-	(124)	(347)
Domestic production exclusion	(29)	-	(949)
State tax, net of federal benefit	120	1,548	458
Other, net	90	44	483

Total provision for income taxes	$14,615	$13,690	$21,037

As discussed in Note 2, we adopted FIN 48 and FSP No. 48-1 effective July 1, 2007.  In conjunction with adopting these accounting pronouncements, we conducted an evaluation of tax positions taken on previous tax returns and/or to be taken in the future.  Based on that evaluation we concluded that it is more likely than not, based on the technical merits of our tax positions, that we are entitled to the economic benefits resulting from positions taken in our tax returns.  Consequently, there was no impact on our financial statements upon adoption of these pronouncements and we have not de-recognized any benefits previously recognized.

Note 10 – Supplemental Cash Flow Disclosures

Cash paid for interest and taxes for the years ended June 30 are as follows:

	2008	2007	2006

Interest payments	$18,937	$16,897	$2,252
Income tax payments (refunds), net	4,452	(4,614)	34,952

Non-cash transactions:
Issuance of common stock upon conversion of bonds	-	-	59,998
Inducement for conversion of bonds	-	-	6,786

Note 11 – Commitments and Contingencies

We lease tank cars under noncancelable operating leases. The future minimum lease payments under noncancelable operating leases, in excess of one year, at June 30, 2008 consist of the following:

2009	$10,409
2010	8,355
2011	5,337
2012	2,617
2013	1,313
Thereafter	1,576

$29,607

Total rent expense was $14.4 million, $12.5 million and $7.3 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Purchase Commitments

We have purchase commitments incident to the ordinary conduct of business.  The prices of such purchase commitments are based on formulas, which are determined from the prevailing market rates for the associated products.  These commitments generally have cancellation provisions given proper notification.

Legal Matters

From time to time, we are party to lawsuits arising in the normal course of business. We intend to defend these actions vigorously and believe, based on currently available information, that adverse results or judgments from such actions, if any, will not be material to our financial position or results of operations.

To the extent that we are named in any legal proceedings relating to the assets acquired from Huntsman on June 27, 2006 (the “Port Neches Assets”) where the alleged events giving rise to the proceeding occurred prior to our ownership of the Port Neches Assets, we will be generally indemnified in such proceedings by Huntsman, subject to the terms and limitations of the indemnity contained in the Purchase and Sale Agreement with Huntsman and others, as amended (the “Huntsman Agreement”).  There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters.

MTBE Developments

As a result of the enactment of the Energy Bill in August 2005, the oxygenate mandate has been eliminated from the regulatory framework for gasoline.  To the best of our management’s knowledge, nearly all refiners have discontinued their use of MTBE in gasoline in the United States, and, as we had sold MTBE in the United States solely in response to the demand requirements of the domestic refinery customers, we no longer sell MTBE into the United States market, focusing instead on opportunistic sales into export markets.  Due to these changing market conditions, we no longer produce MTBE at our Port Neches facility and are continuously evaluating the production and sale of MTBE from our Houston facility on a going forward basis.

Legal actions have been filed in several states for recovery for alleged property damage and/or costs of remediation and replacement of water supplies due to the presence of MTBE, generally as a result of gasoline leakage from underground storage tanks.  The Partnership, along with many other companies with refining operations, has been named as a defendant in ten lawsuits filed by certain municipal water districts as part of the multi-district litigation in the U.S. District Court for the Southern District of New York alleging MTBE contamination in groundwater.  We believe that the Partnership has strong defenses to these claims and intend to vigorously defend these cases.  First, pursuant to the laws applicable under a Chapter 11 Reorganization the Partnership properly filed notices eliciting any party to come forward with any pre-petition claims against the Partnership which arose prior to July 20, 2003.  Such notices were to be received prior to the bar date in January 2004.  No notices were received by the Partnership as it relates to any actions involving MTBE contingencies or claims.  Second, to the extent that such lawsuits arise from MTBE manufactured or sold by the Huntsman Assets prior to the closing of the transaction, we will be indemnified in such action by Huntsman for a period of eight years after the closing of the transaction – without a dollar limitation.  There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters.  Moreover, at the closing of the Acquisition, we refined our corporate structure to reduce our exposure to potential MTBE liabilities from the Port Neches Assets.  We believe that, for all the reasons described above, the possibility of a material loss associated with our MTBE liabilities is remote.

Environmental Matters

We are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability.  Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

We are committed to establishing and maintaining compliance with all applicable environmental, health, safety (including process safety), and security (“EHS&S”) legal requirements.  Towards that end, we have developed policies and management systems that are intended to identify the EHS&S legal requirements applicable to our operations and facilities, enhance and assure compliance with applicable requirements, ensure the safety of our employees, contractors, community neighbors and customers, and minimize the production and emission of wastes and other pollutants. These EHS&S management systems also serve to foster efficiency and improvement and reduce operating risks.

On occasion, we receive notices of violation, enforcement and other complaints from regulatory agencies alleging non-compliance with applicable EHS&S laws or regulations. Although we may have costs or penalties in connection with such governmental proceedings, based on currently available information and our experience, we believe that the ultimate resolution of such matters will not have a material impact on our results of operations, financial position or liquidity.

We may in the future be allocated costs based on specific identification to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties who may have disposed of waste or other materials. Under some circumstances, the scope of our allocated liability may extend to damages to natural resources. Specifically, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. In addition, under laws and regulations protecting soils and groundwater and considering long operating histories of several decades at some of our sites, we may be required to evaluate the potential presence of and/or remediate potential contamination originating from historical operations.

To the extent that liabilities in the environmental arena arose from operations or events that occurred prior to our ownership of the Port Neches Assets, we will be generally indemnified by Huntsman, subject to the terms and limitations of the indemnity provisions of the Huntsman Agreement.  There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the liabilities for such matters.

Note 12 – Employee Benefits

Retirement Plan

We sponsor the Texas Petrochemical LP Retirement Plan, a defined contribution plan that is available to all full-time employees after the first day of the month following their employment date. Employees can contribute up to 25% of their base compensation to a tax-deferred fund not to exceed $15,500 for 2008 and 2007 and $15,000 for 2006.  We match at the rate of one dollar per one dollar contributed by the employee up to 5% and contributions vest immediately from date of employment. Our expense to match employee contributions was approximately $2.1 million, $1.5 million and $0.7 million for the years ended June 30, 2008, 2007 and 2006, respectively.  Additionally, we made discretionary contributions to the plan of approximately $0.9 million, $0.7 million and $0.4 million for the years ended June 30, 2008, 2007 and 2006, respectively.

Stock Compensation Plans

In December 2004, our shareholders approved the 2004 Stock Award Plan (the “Plan”).  In March 2006, we amended the Plan to reserve up to an additional 788,433 shares of common stock under the Plan.  The Plan reserves 2,613,317 shares of our common stock in the form of 1,331,722 stock options and 1,281,595 restricted stock awards for issuance to certain of our directors, officers and employees. The stock awards under the Plan vest in a period of five years or less.  In addition, while the Plan expires on its own terms effective on the sixth anniversary of the Plan's effective date of December 15, 2004, certain awards may expire after the Plan's expiration date as a result of provisions contained in the award agreements with the Company.

The following table summarizes the number of stock awards reserved and outstanding at June 30, 2008 and 2007:

	Common
	Stock	Stock	Restricted
	Reserve	Options	Stock

Balance at July 1, 2006	212,051	1,175,635	1,103,579
Granted	(302,451)	169,844	132,607
Canceled	110,400	(66,475)	(43,925)
Exercised/Vested	-	(88,566)	(382,298)

Balance at June 30, 2007	20,000	1,190,438	809,963

Granted	(29,196)	21,198	7,998
Canceled	9,200	(6,000)	(3,200)
Exercised/Vested	-	(22,037)	(256,333)

Balance at June 30, 2008	4	1,183,599	558,428

We account for stock-based compensation in accordance with SFAS No. 123(R), “Accounting for Share-Based Payment” (“SFAS 123R”), which requires us to measure the cost of stock based compensation granted, including stock options and restricted stock, based on the fair market value of the award as of the grant date. We adopted SFAS 123R as the beginning of fiscal year 2005 using the modified prospective transition method of adoption, which required us to record compensation cost related to unvested stock awards as of June 30, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining service periods of those awards with no change in historical reported earnings.  Awards granted after June 30, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. We do not apply an estimated forfeiture rate for unvested awards, as we have had minimal historical experience to adequately support estimation of a forfeiture rate.

Stock based compensation expense for the years ended June 30, 2008, 2007 and 2006 was $7.3 million $7.4 million and $9.2 million, respectively, and has been recognized as a component of selling, general and administrative expenses in the accompanying Consolidated Financial Statements.

In accordance with SFAS 123R we classify cash flows from the exercise of stock options representing tax benefits in excess of recognized cumulative compensation expense (excess tax benefits) as financing cash flows in the Consolidated Statements of Cash Flows.  For the years ended June 30, 2008, 2007 and 2006, $0.8 million, $0.7 million and $0.1 million, respectively, of such excess tax benefits were classified as financing cash flows.

The fair value of options granted is estimated on the date of grant using a Black-Scholes option pricing model based on the assumptions in the table below.

	2008	2007	2006

Expected term (years)	4.5	4.6	4.3
Risk-free interest rate	3.6%	4.6%	4.7%
Volatility	22.3%	16.7%	32.0%
Dividend yield	0.0%	0.0%	0.0%

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior.  The risk-free interest rate is based on the U.S. Treasury rate at the date of grant with maturity dates approximately equal to the expected life at the grant date.  Volatility is based on historical volatility of our stock.  We have not historically paid any dividends and have no current plans to pay future dividends.

The following table summarizes the components of our stock-based compensation programs recorded as expense:

	Year Ended June 30,
	2008	2007	2006
Restricted stock:
Pretax compensation expense	$5,569	$5,912	$7,653
Tax benefit	(1,949)	(2,069)	(2,679)
Restricted stock expense, net of tax	$3,620	$3,843	$4,974

Stock options:
Pretax compensation expense	$1,754	$1,483	$1,538
Tax benefit	(614)	(519)	(538)
Stock option expense, net of tax	$1,140	$964	$1,000

Total stock based compensation:
Pretax compensation expense	$7,323	$7,395	$9,191
Tax benefit	(2,563)	(2,588)	(3,217)
Total stock based compensation expense, net of tax	$4,760	$4,807	$5,974

As of June 30, 2008, $6.5 million and $2.1 million of total unrecognized compensation cost related to restricted stock and stock options, respectively, is expected to be recognized over a weighted average period of approximately 1.4 years for restricted stock and 2.4 years for stock options.

A summary of option activity under the Plan as of June 30, 2008, and changes during the year then ended is presented below:

	Number	Average	Contractual	Intrinsic
	of Options	Exercise Price	Life in Years	Value

Outstanding at June 30, 2007	1,190,438	$17.33
Granted	21,198	20.27
Canceled	(6,000)	15.64
Exercised	(22,037)	17.18

Outstanding at June 30, 2008	1,183,599	$17.38	2.4	$2,925,548

Fully vested and expected to vest at June 30, 2008	1,183,599	$17.38	2.4	$2,925,548

Exercisable at June 30, 2008	567,916	$16.32	2.4	$1,623,581

The weighted average grant-date fair value of options granted during fiscal years 2008, 2007 and 2006 was $4.83, $6.29 and $10.32 respectively. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2008. The amount of aggregate intrinsic value will change based on the fair market value of our stock. The total intrinsic value of share options exercised during fiscal years 2008, 2007 and 2006 was $0.2 million, $0.9 million and $0.4 million, respectively.

We received cash from options exercised during the fiscal years 2008, 2007 and 2006 of $0.2 million, $1.3 million and $0.5 million, respectively.  The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

Defined Benefit Pension Plan

On January 1, 2007 we established a cash balance plan for the benefit of represented employees at the Port Neches facility acquired through the Acquisition.  Participation in the cash balance plan is subject to terms of negotiated contracts. For participating employees, the cash balance plan benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants with service under the Huntsman defined benefit plan may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The plan’s assets are maintained by trustees in separately managed portfolios consisting of equity and fixed income securities.

Provided below are the components of the  change in benefit obligation, the change in plan assets and the development of the net amount recognized in the consolidated balance sheets as of June 30 2008 and 2007 and consolidated statements of income  for the years ended June 30, 2008 and 2007 are as follows:

	Year Ended June 30,
	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	$553	$-
Service cost	1,141	470
Interest cost	35	-
Actuarial loss	149	83
Benefit payments	(1)	-

Benefit obligation at end of year	1,877	553

Change in plan assets:
Fair value of plan assets at beginning of year	-	-
Actual return on plan assets	(88)	-
Employer contributions	1,340	-
Benefit payments	(1)	-
Expenses	(1)	-

Fair value of plan assets at end of year	1,250	-

Funded status, end of year	$(627)	$(553)

Reconciliation of prepaid (accrued liability):
Accrued liability at beginning of year	$(470)	$-
Net periodic pension cost for the year	(1,180)	(470)
Employer contributions	1,340

	(310)	(470)

Accumulated amounts recognized in OCI (before tax effect)	(317)	(83)

Total liability recognized in balance sheet - accrued liabilities	$(627)	$(553)

Net periodic pension cost for the years ended June 30, 2008 and 2007 consist of the following components:

	For the Year Ended June 30,
	2008	2007
Components of net periodic pension cost:
Service cost	$1,141	$470
Interest cost	35	-
Expected return on assets	2	-
Recognized (gain)/loss	2	-

	$1,180	$470

The projected net periodic pension cost for the year ending June 30, 2009 consists of the following components:

Service cost	$1,334
Interest cost	128
Expected return on assets	(81)
Amortization of actuarial loss	12

$1,393

Weighted average assumptions used in the pension plans to determine benefit obligations and net periodic benefit cost are as follows:

	June 30,
	2008	2007
Discount rate	6.50%	6.50%
Expected return on plan assets	6.50%	6.50%
Rate of compensation increase	4.50%	4.50%

We use a June 30 measurement date for our defined benefit pension plan. Our pension plan assets are managed by outside investment managers. Our investment strategy with respect to pension plan assets is to maximize returns while preserving principal. At June 30, 2008, pension plan assets were invested 79.0% in equity securities, 17.8% in debt securities and 3.2% in cash equivalents.  The expected return on assets assumption was determined based on the anticipated performance of the various asset classes in the plan’s portfolio.

The following benefit payments are expected to be paid to eligible plan participants under our defined benefit pension plan:

Fiscal Year
2009	$122
2010	135
2011	128
2012	136
2013	201
2014 - 2017	859

Note 13 – Concentration of Credit Risk

We sold $78.5 million, $75.5 million and $112.2 million to customers outside of the United States during the years ended June 30, 2008, 2007 and 2006, respectively.

Sales to customers who accounted for at least 10% of our annual sales are as follows:

	Year Ended June 30,
	2008	2007	2006

Goodyear Tire & Rubber Company	12%	14%	12%
NIC Holding Corporation	4%	10%	18%

We perform ongoing credit evaluations of our customers and generally do not require collateral for accounts receivable.  Historically, our credit losses have been minimal.

We maintain our cash deposits and short-term investments with a major bank and a financial services company, which at various times exceed the federally insured limits. Management assesses the financial condition of these institutions and believes that any possible credit loss is remote.

Note 14 – Related Party Transactions

We have a 50% limited partnership interest in Hollywood/Texas Petrochemicals LP.  We and Kirby Inland Marine, Inc. formed this limited partnership to operate four barges capable of transporting chemicals.  During the years ended June 30, 2008, 2007 and 2006, we paid Kirby Marine, Inc. $16.1 million, $9.1 million and $ 6.7 million, respectively. As of June 30, 2008 and 2007, we owed Kirby Marine, Inc, $1.2 million and $1.0 million, respectively.

Note 15 – Segment Information

We manage our core business as two primary operating segments based on the products we offer and the markets we serve. Our organizational structure is designed to most effectively manage our business segments and service the needs of our customers.  Our primary operating segments are the C4 Processing business and the Performance Products business.  The MTBE business has been managed as a non-core business since fiscal 2005 as a result of legislative actions which forced the de-selection of MTBE as a fuel additive in the U.S. marketplace.

In the C4 Processing business, we separate the crude C4 stream into its higher value components - butadiene, butene-1, isobutylene and raffinates. In our Performance Products business, we produce various grades of isobutylene, process isobutylene to produce higher value derivative products such as polyisobutylene and diisobutylene, and produce nonene and tetramer at our Baytown facility.  With the completion of our isobutylene processing unit in late first quarter of fiscal 2008, we idled our Houston dehydrogenation units and stopped production of MTBE from such units.  By end of second quarter of fiscal 2008 we had sold the MTBE made from the previous dehydrogenation process and discontinued reporting MTBE separately.  Remaining volumes of MTBE produced from our C4 processing activities are significantly reduced and are used as a feedstock to the Performance Products business and sold opportunistically into overseas markets.  As a result, MTBE sales are now insignificant and included in the “Other” segment for reporting purposes.

We produce steam and electricity for our own use at our Houston facility and we sell a portion of our steam production as well as excess electricity.  The revenues and expenses related to sale of steam and electricity are not significant and are included in the “Other” category.

The primary products produced in our C4 Processing segment and their primary uses are as follows:

●	butadiene - primarily used to produce synthetic rubber that is mainly used in tires and other automotive products;

●	butene-1 - primarily used in the manufacture of plastic resins, fuel additives and synthetic alcohols;

●	raffinates - used in gasoline blendstock formulations.

The primary products produced in our Performance Products segment and their primary uses are as follows:

●	high purity isobutylenes (“HPIB”) and isobutylene concentrate - primarily used in the production of specialty rubbers, lubricant additives, detergents and coatings;

●	polyisobutylenes (“PIB”) and highly reactive polyisobutylenes (“HR-PIB”) - primarily used in the production of fuel and lube additives, caulks, adhesives, sealants and packaging;

●	diisobutylene - primarily used in the manufacture of surfactants, plasticizers and resins;

●	nonene and tetramer - primarily used in the production of plasticizers, surfactants, and lube-oil additives.

Reportable Segments

The following table provides revenues, cost of sales and Adjusted EBITDA by reportable segment for the periods presented.  The table also provides a reconciliation for Adjusted EBITDA to Net Income, the most direct comparative GAAP measure reported in the Consolidated Statement of Operations.  Adjusted EBITDA is not a measure computed in accordance with GAAP.  Accordingly it does not represent cash flow from operations, nor is it intended to be presented herein as a substitute to operating income or net income as indicators of our operating performance.  We calculate Adjusted EBITDA in accordance with our credit facilities, meaning earnings before interest, taxes, depreciation and amortization, then adjusted to add back certain additional items. Such additional items include certain non-cash items defined by the credit facilities and reflected in the Reconciliation of Adjusted EBITDA to Net Income below.  Our calculation of Adjusted EBITDA may be different from the calculation used by other companies; therefore, it may not be comparable to other companies.

Adjusted EBITDA is the primary performance measurement used by senior management and our Board of Directors to evaluate operating results and to allocate capital resources between our business segments.  We also are presenting Adjusted EBITDA because our lenders use this measure (referred to as Consolidated EBITDA in the credit facilities) to assess our compliance with debt covenants under our credit facilities.  Our primary sources of liquidity are cash flow generated from our operating activities and borrowing capacity under our Revolving Credit Facility.  A breach of our debt covenants could impair our ability to incur additional indebtedness under the Revolving Credit Facility, and could result in that facility and our Term Loan becoming immediately due and payable, any of which could materially adversely affect our liquidity.

	Year Ended June 30,
	2008	2007	2006
	(in thousands)
Sales volumes (lbs):
C4 Processing	2,794,959	2,905,099	1,597,805
Performance Products	788,022	527,932	503,877
MTBE (1)	172,596	701,083	869,442
Other (2)	36,905	-	-

	3,792,482	4,134,114	2,971,124
Revenues:
C4 Processing	$1,449,159	$1,280,037	$670,126
Performance Products	466,352	269,442	246,124
MTBE (1)	66,110	217,679	301,478
Other (2)	34,577	14,362	20,017

	$2,016,198	$1,781,520	$1,237,745
Cost of sales (3):
C4 Processing	$1,274,241	$1,112,750	$582,436
Performance Products	386,340	204,069	192,221
MTBE (1)	59,185	211,381	248,688
Other (2)	32,425	11,897	14,150

	$1,752,191	$1,540,097	$1,037,495
Adjusted EBITDA (4):
C4 Processing	$84,967	$80,993	$48,113
Performance Products	43,485	32,115	28,472
MTBE (1)	6,207	(2,722)	48,151
Other (2)	(2,343)	(143)	3,636
Corporate	(28,778)	(24,106)	(41,964)

	$103,538	$86,137	$86,408

[1] As reported in the above table, the “MTBE” segment represents MTBE produced by our Houston dehydrogenation units.  In conjunction with the start-up of our isobutylene processing unit in late first quarter of fiscal 2008, the dehydrogenation units were idled and all MTBE produced from those units was sold by the end of the second quarter of fiscal 2008.  Beginning with third quarter of fiscal 2008, MTBE production from crude C4 isobutylene was insignificant and related revenues and operating results were included in the “Other” operating segment.

[2] As described above, the “Other” segment includes MTBE production and sales beginning with third quarter of fiscal 2008.  Prior to the third quarter of fiscal 2008, the “Other” category included only production and sales of steam and excess electricity.

[3] Excludes depreciation and amortization and operating expenses.  See further discussion below.

[4] See above for further discussion of our calculation of Adjusted EBITDA and its use, and see below for a reconciliation of Adjusted EBITDA to Net Income.

Segments Assets

We do not identify and report assets by segment internally; consequently, such information is not presented herein.

Intersegment Sales

Inter-segment product transfers from the C4 Processing segment to the Performance Products segment are not significant and, as such, are not reported as inter-segment revenues.

Geographic Information

All of our revenues are generated from our three plants in the United States.

Information About Major Customers

Sales to customers who accounted for at least 10% of our annual sales are as follows:

	Year Ended June 30,
	2008	2007	2006

Goodyear Tire & Rubber Company	12%	14%	12%
NIC Holding Corporation	4%	10%	18%

Significantly all of the sales to Goodyear Tire & Rubber Company are from the C4 Processing business and all of the sales to NIC Holding Corporation are MTBE.

Reconciliation of Adjusted EBITDA to Net Income

	Year Ended June 30,
	2008	2007	2006
	(in thousands)
Adjusted EBITDA:
C4 Processing	$84,967	$80,993	$48,113
Performance Products	43,485	32,115	28,472
MTBE	6,207	(2,722)	48,151
Other	(2,343)	(143)	3,636
Corporate	(28,778)	(24,106)	(41,964)
Reconciliation:
Income taxes	(14,615)	(13,690)	(21,037)
Interest expense, net	(18,868)	(16,995)	(2,327)
Depreciation and amortization	(35,944)	(29,111)	(14,245)
Loss on sale of assets	(1,092)	-	-
Non-Cash stock-based compensation	(6,494)	(5,257)	(8,715)
Unrealized gain (loss) on derivatives	99	146	-

Net income	$26,624	$21,230	$40,084

Huntsman Butadiene/MTBE
Business
(A Unit of Huntsman Corporation)
Financial Statements as of December 31,
2005 and 2004, and for the Years Ended
December 31, 2005, 2004, and 2003, and
Independent Auditors' Report

HUNTSMAN BUTADIENE/MTBE BUSINESS

(A Unit of Huntsman Corporation)

TABLE OF CONTENTS

 Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS AS OF DECEMBER 31,2005 AND 2004, AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003:

Balance Sheets 2

Statements of Operations 3

Statements of Parent's Net Investment and Advances 4

Statements of Cash Flows 5

Notes to Financial Statements                                                                                                                                 6-17

Deloitte.	Deloitte & Touche LLP Suite 2300 333 Clay Street Houston, TX 77002-4196 USA Tel: +1 713 982 2000 Fax: +1 713 982 2001 www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Huntsman Corporation:

We have audited the accompanying balance sheets of the Huntsman Butadiene/MTBE Business (a unit of Huntsman Corporation) as of December 31, 2005 and 2004, and the related statements of operations, parent's net investment and advances, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Huntsman Butadiene/MTBE Business management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Huntsman Butadiene/MTBE Business' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Huntsman Butadiene/MTBE Business as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Huntsman Butadiene/MTBE Business and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Huntsman Butadiene/MTBE Business had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Huntsman Corporation applicable to the Huntsman Butadiene/MTBE Business as a whole.

As discussed in Note I to the financial statements, the Huntsman Butadiene/MTBE Business adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, on December 31, 2005.

/S/ Deloitte & Touche LLP
April 10, 2006

Member of
Deloitte Touche Tohmatsu

HUNTSMAN BUTADIENE/MTBE BUSINESS
(A Unit of Huntsman Corporation)

BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Dollars in thousands)

ASSETS	2005	2004
CURRENT ASSETS:
Accounts receivable	48,216	38,583
Inventories	19,619	13,517
Deferred income taxes	494	-
Other current assets	1,190	1,333

Total current assets	69,519	53,433

PROPERTY, PLANT, AND EQUIPMENT-Net	86,828	89,353

SPARE PARTS INVENTORY	2,426	2,321

TOTAL	$158,773	$145,107

LIABILITIES AND PARENT'S NET INVESTMENT AND ADVANCES
LIABILITIES:
Current liabilities:
Accounts payable	46,493	23,963
Accrued liabilities	2,517	2,348
Deferred income taxes	-	3,688

Total current liabilities	49,010	29,999

Asset retirement obligation	1,238	-
Deferred income taxes	22,149	18,452

Total liabilities	72,397	48,451

COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)

PARENT'S NET INVESTMENT AND ADV ANCES	86,376	96,656

TOTAL	$158,773	$145,107
See notes to financial statements.

HUNTSMAN BUTADIENE/MTBE BUSINESS
(A Unit of Huntsman Corporation)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(Dollars in thousands)

	2005	2004	2003

NET SALES	$645,211	$527,669	$451,864

COST OF GOODS SOLD	608,317	490,902	430,771

GROSS PROFIT	36,894	36,767	21,093

EXPENSES:
Selling, general, and administrative	10,311	8,542	9,001
Other operating expense	437	713	1,329

Total expenses	10,748	9,255	10,330

INCOME BEFORE INCOME TAXES AND ACCOUNTING CHANGE	26,146	27,512	10,763

INCOME TAX EXPENSE	(10,208)	(10,853)	(4,755)

INCOME BEFORE ACCOUNTING CHANGE	15,938	16,659	6,008

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, Net of deferred tax of $415	(677)	-	-

NET INCOME	$15,261	$16,659	$6,008

See notes to financial statements.

HUNTSMAN BUTADIENE/MTBE BUSINESS
(A Unit of Huntsman Corporation)

STATEMENTS OF PARENTS NET INVESTMENT AND ADVANCES
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(Dollars in thousands)

BALANCE January 1, 2003	$89,006
Net Income	6,008
Net advances from parent	3,453
BALANCE December 31, 2003	98,467
Net Income	16,659
Net distributions to parent	(18,470)
BALANCE December 31, 2004	96,656
Net Income	15,261
Net distributions to parent	(25,541)
BALANCE December 31, 2005	$86,376

See notes to financial statements.

HUNTSMAN BUTADIENE/MTBE BUSINESS
(A Unit of Huntsman Corporation)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(Dollars in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,261	$16,659	$6,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,364	7,852	7,405
Cumulative effect of change in accounting principle-net of deferred tax	677	-	-
Deferred income taxes	(70)	10,049	3,712
Loss on disposal of assets	437	134	-
Changes in operating assets and liabilities:
Accounts receivable	(9,633)	(7,782)	(5,197)
Inventories	(6,102)	(960)	(3,213)
Other current assets	143	(69)	(22)
Spare parts inventory	(105)	(81)	(37)
Accounts payable	22,530	612	(3,979)
Accrued liabilities	169	158	36

Net cash provided by operating activities	31,671	26,572	4,713

CASH FLOWS FROM INVESTING ACTVITIES-Capital expenditures	(6,130)	(8,102)	(8,166)

CASH FLOWS FROM FINANCING ACTIVITIES-Net (distributions to) advances from parent	(25,541)	(18,470)	3,453

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	-	-

CASH AND CASH EQUIVALENTS-Beginning of period	-	-	-

CASH AND CASH EQUIVALENTS-End of period	$-	$-	$-

See notes to financial statements.

HUNTSMAN BUTADIENE/MTBE BUSINESS
(A Unit of Huntsman Corporation)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004,
AND FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business-The Huntsman Butadiene/MTBE Business (the “Business”) (a unit of Huntsman Corporation) manufactures MTBE and butadiene. MTBE is an oxygenate that is blended with gasoline to reduce harmful vehicle emissions and to enhance the octane rating of gasoline. Butadiene is used to produce synthetic rubber for tires, fiber for nylon carpet, and foam for carpet backing.

Basis of Presentation-These financial statements reflect the assets, liabilities, revenues, and expenses that were directly related to the Business as they were operated within Huntsman Corporation. The Business is a unit of Huntsman Petrochemicals Corporation (“HPC”) which is owned by Huntsman International LLC. Huntsman International LLC is directly owned by Huntsman Corporation. All significant intercompany investments, accounts, and transactions have been eliminated.

The accompanying financial statements have been prepared from the separate records maintained by the Huntsman Butadiene/MTBE Business and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Huntsman Butadiene/MTBE Business had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Huntsman Corporation applicable to the Huntsman Butadiene/MTBE Business as a whole. See “Note 10. Related  Party Transactions.”

Cash and Cash Equivalents-The Business' day-to-day funding requirements are met by the Huntsman Corporation treasury function. This activity is accounted for as distributions to and advances from the Business' parent.

Assets Pledged as Collateral-The assets of the Business have been pledged as collateral on certain of Huntsman International LLC's debt.

Revenue Recognition-The Business generates substantially all of its revenues through sales in the open market and long-term supply agreements. The Business recognizes revenue when it is realized or realizable, and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectibility is reasonably assured, and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Cost of Goods Sold-The Business classifies the costs of manufacturing and distributing its products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs include, among other things, plant site operating costs and overhead, production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight, and warehousing costs are also included in cost of goods sold.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories-Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

Property, Plant, and Equipment-Property, plant, and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	3-25 years
Transportation equipment	3-7 years
Furniture, fixture, and leasehold improvements	5-6 years

The cost of property, plant, and equipment includes an allocation of interest costs capitalized as part of Huntsman International LLC’s debt costs.

Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments, and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

Carrying Value of Long-Lived Assets-The Business reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows and the Business recognizes an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved.

Asset Retirement Obligations-The Business accrues for asset retirement obligations, which consist primarily of asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the related liability is initially recorded, the Business capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Business will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See “Note 5. Asset Retirement Obligations.”

Income Taxes-The Business uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. The Business evaluates the resulting deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Business is a business unit of HPC, which files a consolidated tax return with Huntsman Corporation. Pursuant to tax-sharing agreements, HPC is charged or credited with the amount of income taxes as if it filed separate income tax returns.

The separate-entity tax attributes of HPC have been allocated to the Business to the extent that such attributes would be applicable to the Business on a stand-alone basis. Such allocations were based on the Business' pro rata share of HPC's total assets and net sales and included net operating losses (“NOLs”) and alternative minimum tax carryforwards and adjustments related to the closing of an IRS examination. The Business believes this methodology is reasonable and complies with Staff Accounting Bulletin Topic lB, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of an Entity.

The Business is subject to the “ownership change” rules of Section 382 of the Internal Revenue Code. The use of the NOLs by the Business is limited in tax periods following the date of the “ownership change.” Based upon the existence of significant “built-in” income items, the resulting effect of the “ownership change” rules on the Business' ability to utilize its NOLs is not anticipated to materially limit the use of the NOLs.

The tax expense, deferred tax assets, and deferred tax liabilities in these financial statements do not necessarily reflect the tax expense, deferred tax assets, or deferred tax liabilities that would have been recorded had the Business been operated as a stand-alone entity. This tax provision is not intended in any way to be representative of future taxes.

Environmental Expenditures-Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and expensed or capitalized as appropriate. See “Note 12.  Environmental Matters.”

Recently Issued Accounting Pronouncements-The Business adopted Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities, on January 1, 2005. FIN 46R addresses the requirements for business enterprises to consolidate related entities, for which they do not have controlling interests through voting or other rights, if they are determined to be the primary beneficiary as a result of variable economic interests. Transfers to a qualifying special purpose entity are not subject to this interpretation. The adoption of FIN 46R had no impact on the financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs-an Amendment of ARB No. 43. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The requirements of the standard will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 had no impact on the Business' financial statements.

The Business adopted FIN 47, Accounting for Conditional Asset Retirement Obligations, on December 31, 2005. FIN 47 clarifies the term conditional asset retirement obligation used in SF AS No. 143, Accounting for Asset Retirement Obligations, and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. During the fourth quarter of 2005, we recorded a charge for the cumulative effect of this change in accounting principle, net of deferred tax of $415 thousand, of $677 thousand. See “Note 5. Asset Retirement Obligations.”

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No.3. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change or unless specific transition provisions are proscribed in the accounting pronouncements. SFAS No. 154 does not change the accounting guidance for reporting a correction of an error in previously issued financial statements or a change in accounting estimate. SFAS No. 154 is effective for accounting changes and error corrections made after December 31,2005. The Business will apply this standard prospectively.

In September 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counter party, that requires companies to recognize an exchange of finished goods for raw materials or work-in-process within the same line of business at fair value. All other exchanges of inventories should be reflected at the recorded amounts. This consensus is effective for transactions completed after March 31, 2006. The Business is evaluating the impact of this consensus to determine the impact on its results of operations.

2.      INVENTORIES

Inventories at December 31, 2005 and 2004, consisted of the following (dollars in thousands):

	2005	2004

Raw materials and supplies	$4,013	$3,411
Finished goods	15,606	10,106

Total	$19,619	$13,517

3.      PROPERTY, PLANT, AND EQUIPMENT

The cost and accumulated depreciation of property, plant, and equipment at December 31, 2005 and 2004, were as follows (dollars in thousands):

	2005	2004
Land	$2,051	$2,051
Buildings	824	770
Plant and equipment	153,598	148,256
Total	156,473	151,077
Less accumulated depreciation	(69,645)	(61,724)
Net	$86,828	$89,353

Depreciation expense for the years ended December 31, 2005, 2004, and 2003, was $8,759 thousand, $8,268 thousand, and $7,691 thousand, respectively, which includes allocations of depreciation expense from shared services of $395 thousand, $416 thousand, and $286 thousand, respectively.

Certain of the Business' property, plant, and equipment are utilized by other Huntsman operations and unrelated third parties, including, but not limited to, a joint waste water treatment plant (net book value $2,201 thousand at December 31,2005) and certain pipelines and storage tanks. These assets, along with the cost of operating such assets, are included in these financial statements.

4.      ACCRUED LIABILITIES

Accrued liabilities at December 31, 2005 and 2004, consisted of the following (dollars in thousands):

	2005	2004

Payroll and vacation	$1,220	$1,129
Property taxes	1,297	1,219

Total	$2,517	$2,348

5.      ASSET RETIREMENT OBLIGATIONS

The Business recognizes asset retirement obligations in the period in which they are incurred. When the liability is initially recorded, the Business capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Business will recognize a gain or loss for any difference between the settlement amount and the liability recorded. Upon initial adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, the Business identified certain legal obligations with indeterminate settlement dates; therefore, the fair value of these obligations could not be reasonably estimated and no liability was recorded. On December 31, 2005, the Business adopted FIN 47. FIN 47 clarifies the term conditional asset retirement obligation used in SFAS No. 143 and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Asset retirement obligations consist primarily of asbestos abatement costs. The Business is legally required to perform asbestos abatement on certain of its premises. In accordance with SFAS No. 143 and FIN 47, for each premise containing asbestos, the Business recognized the estimated fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset.

The following table describes changes to the Business' asset retirement obligation at December 31, 2005 (dollars in thousands):

2005

Asset retirement obligation at the beginning of the year	$-
Accretion expense	-
FIN 47 net transition adjustment	1,238

Asset retirement obligation at the end of the year	$1,238

The cumulative effect of adopting FIN 47 resulted in an after-tax charge to earnings of $677 thousand (net of deferred income taxes of $415 thousand), for the year ended December 31, 2005. The pro forma effects of the application of FIN 47 as if the statement had been adopted on January 1, 2003 (instead of on December 31, 2005) are presented below (pro forma amounts assuming the accounting change is applied retroactively, net of tax) (dollars in thousands):

	Years Ended December 31
	2005	2004	2003
Income before accounting change - as reported	$15,938	$16,659	$6,008
Pro forma adjustments:
Depreciation expense	(3)	(3)	(3)
Accretion expense	(97)	(89)	(82)

Income before accounting change - pro forma	$15,838	$16,567	$5,923

The pro forma asset retirement obligation balances as if FIN 47 had been adopted on January 1, 2003 (instead of on December 31, 2005), were as follows (dollars in thousands):

	2005	2004

Liability for asset retirement obligations at beginning of period	$1,141	$1,052
Liability for asset retirement obligations at end of period	1,238	1,141

6.      OPERATING LEASES

The Business leases certain storage tanks and pipelines under long-term lease agreements. The total expense recorded under operating lease agreements in the accompanying statements of operations was approximately $6,773 thousand, $6,520 thousand, and $6,297 thousand for the years ended December 31, 2005, 2004, and 2003, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2005, were as follows (dollars in thousands):

Years Ending December 31

2006	$2,872
2007	2,070
2008	511
2009	313
2010	176

Total	$5,942

7.	OTHER OPERATING EXPENSE

Other operating expense at December 31, 2005, 2004, and 2003, consisted of the following (dollars in thousands):

	2005	2004	2003

Loss on disposal of assets	$437	$134	$-
Bad debt expenses-net of recoveries	-	-	1,329
Other-net	-	579	-

Total other operating expense	$437	$713	$1,329

8.	INCOME TAXES

The following is a summary of the provisions for current and deferred income taxes (dollars in thousands):

	2005	2004	2003

Income tax expense (benefit):
Current	$10,693	$804	$1,043
Deferred	(485)	10,049	3,712

Total income tax expense	$10,208	$10,853	$4,755

The following schedule reconciles the differences between the United States federal income taxes at the United States statutory rate to the Business' provision for income taxes (dollars in thousands):

	2005	2004	2003

Income before income taxes	$26,146	$27,512	$10,763

Expected provision at U.S. statutory rate of 35%	$9,151	$9,629	$3,767

Change resulting from:
State taxes-net of federal provision	784	826	323
Permanent disallowance of deductions in
IRS examination	11	340	535
Other-net	262	58	130

Total income tax expense	$10,208	$10,853	$4,755

Components of allocated deferred income tax assets and liabilities at December 31, 2005 and 2004, were as follows (dollars in thousands):

	2005	2004
Deferred income tax assets and liabilities:
Tax depreciation in excess of book depreciation	$(28,985)	$(29,389)
Net operating loss and AMT credit carryforwards	-	3,421
Other-net	7,330	3,828

Net deferred tax liability	$(21,655)	$(22,140)

Current tax asset (liability)	494	(3,688)
Noncurrent tax liability	(22,149)	(18,452)

Total	$(21,655)	$(22,140)

9.	EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans Sponsored by Huntsman International LLC - The Business' employees participate in a trusteed, noncontributory defined benefit pension plan (the “Plan”) that covers substantially all employees of the Business. The Plan, which is sponsored by Huntsman International LLC, historically provides benefits based on years of service and final average salary. However, effective July 1,2004, the existing Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts, and as of July 1, 2004, one collectively bargained unit had negotiated to participate. Effective as of September 1, 2005, all remaining represented employees of the Business became cash balance participants. Benefits accrued under the prior formula as of June 30, 2004 and August 31, 2005, were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on the conversion dates of July 1,2004 and September 1, 2005, may be eligible for additional annual pay credits from 1 % to 8%, depending on their age and service as of the conversion date, for up to five years. The Business has been treated as a participating employer in a multi-employer plan in accordance with SFAS No. 87, Employers' Accounting for Pensions. Pension expense allocated to the Business by Huntsman International LLC was $1,839 thousand, $1,752 thousand, and $1,422 thousand in 2005, 2004, and 2003, respectively. As of December 31, 2005, the projected benefit obligation related to current active employees of the Business was $11,941 thousand.

The Business' employees also participate in an unfunded postretirement benefit plan, which provides medical and life insurance benefits. This plan is sponsored by Huntsman International LLC. In 2005, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 9%, decreasing to 5% after 2009. Other postretirement benefit expense allocated to the Business by Huntsman International LLC was $817 thousand, $743 thousand, and $915 thousand in 2005, 2004, and 2003, respectively. As of December 31, 2005, the expected postretirement benefit obligation related to current active employees of the Business was $4,762 thousand.

Defined Contribution Plans - The Business' employees participate in a money purchase pension plan covering substantially all of its domestic employees who have completed at least two years of service. This plan is sponsored by Huntsman International LLC. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%). The plan was amended effective January 1, 2004, to exclude employees hired on or after that date from participating in the plan.

The Business' employees also participate in a salary deferral plan covering substantially all domestic employees. This plan is sponsored by Huntsman International LLC. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. For employees hired before January 1, 2004, Huntsman International LLC contributes an amount equal to one-half of the participant's contribution, with such employer contribution not to exceed 2% of the participant's compensation. For employees hired on or after January 1, 2004, during an employee's first six years of employment, Huntsman International LLC contributes one-half of the participant's contributions, with a maximum employer contribution of 2% of the participant's compensation; after an employee completes six years of service, Huntsman International LLC will contribute an amount equal to the participant's contribution, not to exceed 4% of the participant's compensation.

The Business' total expense for the above defined contribution plans for the years ended December 31, 2005,2004, and 2003, was approximately $1,266 thousand, $1,156 thousand, and $1,102 thousand, respectively.

10.	RELATED-PARTY TRANSACTIONS

Huntsman Corporation's executive, tax, treasury, and other corporate departments perform certain administrative and other services for the Business. Additionally, Huntsman Corporation performs certain site services for the Business. Expenses incurred by Huntsman Corporation and allocated to the Business are determined based on specific services provided or are allocated based on the Business' total revenues, total assets, and total employees in proportion to those of Huntsman Corporation.  Management believes that such expense allocations are reasonable. It is not practical to estimate the expenses that would have been incurred by the Business had it been operated on a stand-alone basis. Corporate allocations include allocated selling, general, and administrative expenses of $6,656 thousand, $5,874 thousand, and $5,771 thousand in 2005, 2004, and 2003, respectively.

The Business also conducts transactions in the normal course of business with parties under common ownership. Net sales to related parties were $22,542 thousand, $26,798 thousand, and $22,571 thousand in 2005, 2004, and 2003, respectively.

Purchases of utilities and raw materials from related parties were $114,069 thousand, $97,688 thousand, and $60,862 thousand in 2005, 2004, and 2003, respectively.

11.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments - The Business has purchase commitments for steam extending through February 2009 that require minimum volume purchases. The contractual purchase price for this contract requires minimum payments, even if no volume is purchased, of approximately $22,400 thousand per year based on estimated market prices. Historically, the Business has not made any minimum payments under its take or pay contracts without taking delivery of the steam.

Legal Matters - HPC has been a party to various lawsuits brought by persons alleging personal injuries and/or property damage based upon alleged exposure to toxic air emissions. For example, since June 2003, a number of lawsuits have been filed in state district court in Jefferson County, Texas against several local chemical plants and refineries, including HPC. Generally, these lawsuits have alleged that the refineries and chemical plants located in the vicinity of the plaintiffs' homes discharged chemicals into the air that interfere with use and enjoyment of property and cause health problems and/or property damages. None of these lawsuits have included the amount of damages being sought. The following table presents information about the number of claims asserting damages based upon alleged exposure to toxic air emissions for the periods indicated. Claims include all claims for which service has been received by us, and each such claim represents a plaintiff who is pursuing a claim against us.

	2005	2004	2003

Claims filed during period	2104	214	721
Claims resolved during period	2988	51	-
Claims unresolved at end of period	-	884	721

All claims filed as of December 31, 2005, have been resolved through dismissal and/or settlement.

In addition, HPC has been named as a “premises defendant” in a number of asbestos exposure cases, typically a claim by a nonemployee of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaint has not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred, or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery. Recent changes in Texas tort procedures have required many pending cases to be split into multiple cases, one for each claimant, increasing the number of pending cases reported below for the year ended December 31,2005. Nevertheless, the complaints in these cases provide little additional information. We do not believe that the increased number of cases reflects an increase in the number of underlying claims.

Where the alleged exposure occurred prior to HPC's ownership or operation of the relevant “premises,” the prior owners and operators generally have contractually agreed to retain liability for, and to indemnify HPC against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, HPC tenders it to the prior owner or operator. None of the complaints in these cases state the amount of damages being sought. The prior owner or operator accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In HPC's eleven-year experience with tendering these cases, it has not made any payment with respect to any tendered asbestos cases. HPC believes that the prior owners or operators have the intention and ability to continue to honor their indemnities, although there can be no assurance that they will continue to do so or that HPC will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that HPC has tendered to the prior owner or operator, all of which have been accepted.

	2005	2004	2003

Tendered during period	284	94	94
Resolved during period	106	65	51
Unresolved at end of period	576	398	369

HPC has never made any payments with respect to these cases.

12.	ENVIRONMENTAL MATTERS

General - The Business is subject to extensive federal, state, local, and foreign laws, regulations, rules, and ordinances relating to pollution, protection of the environment, and the generation, storage, handling, transportation, treatment, disposal, and remediation of hazardous substances and waste materials. In the ordinary course of business, the Business is subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, the Business' production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of environmental laws or permit requirements could result in restrictions or prohibitions on plant operations, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt the Business' operations, or require it to modify its facilities or operations. Accordingly, environmental or regulatory matters may cause the Business to incur significant unanticipated losses, costs, or liabilities.

Environmental, Health, and Safety Systems - The Business is committed to achieving and maintaining compliance with all applicable environmental, health, and safety (“EHS”) legal requirements, and the Business has developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to its operations, enhance compliance with applicable legal requirements, ensure the safety of its employees, contractors, community neighbors, and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist the Business in its compliance goals while also fostering efficiency and improvement and minimizing overall risk to the Business.

Governmental Enforcement Proceedings - On occasion, the Business receives notices of violation, enforcement, and other complaints from regulatory agencies alleging noncompliance with applicable EHS law. Although the Business may be allocated costs or penalties in connection with such governmental proceedings, based on currently available information and its past experience, the Business believes that the ultimate resolution of such matters will not have a material impact on its results of operations, financial position, or liquidity.

Remediation Liabilities - The Business has been allocated, and it may in the future be allocated, costs based on specific identification to investigate and clean up waste or contamination at its current or former facilities or facilities operated by third parties at which it may have disposed of waste or other materials. Under some circumstances, the scope of the Business' allocated liability may extend to damages to natural resources. Specifically, under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. In addition, under the U.S. Resource Conservation and Recovery Act of 1976, as amended (“RCRA”), and similar state laws, the Business may be required to remediate contamination originating from its properties as a condition to its hazardous waste permit. For example, HPC's Port Neches facilities in Texas, which includes the Business, are the subject of ongoing remediation requirements under RCRA authority. In many cases, the Business' potential allocated liability arising from historical contamination is based on operations and other events occurring prior to the HPC's ownership of the relevant facility. HPC has an indemnity agreement from the prior owner of the Business addressing remediation liabilities arising from preclosing conditions. HPC has successfully exercised its rights under this agreement and, where applicable, mitigated its ultimate remediation liability. There can be no assurance, however, that all of such matters will be subject to indemnity or that the existing indemnities will be sufficient to cover the allocated liabilities for such matters.

MTBE Developments - The Business produces MTBE, an oxygenate that is blended with gasoline to reduce vehicle air emissions and to enhance the octane rating of gasoline. The use of MTBE has become controversial in the u.s. and elsewhere and has been curtailed and may be eliminated in the future by legislation or regulatory action. For example, about 25 states have adopted rules that prohibit or restrict the use of MTBE in gasoline sold in those states. Those states account for a substantial portion of the “pre-ban” U.S. MTBE market. In addition, the Energy Policy Act of 2005 is beginning to have an adverse impact on our MTBE business in the U.S., since it mandates increased use of renewable fuels and eliminates the oxygenate requirement for reformulated gasoline established by the 1990 Clean Air Act Amendments. Although the extent of the potential impact of the new law is still unclear, there have been indications that certain gasoline refiners and distributors may stop using MTBE and that certain pipeline companies may stop shipping gasoline containing MTBE. A significant loss in demand for our MTBE in the U.S. could result in a material loss in revenues or material costs or expenditures. Moreover, additional phase-outs or other future regulation of MTBE may result in a further reduction in demand for our MTBE in the U.S.

A number of lawsuits have been filed, primarily against gasoline manufacturers, marketers, and distributors, by persons seeking to recover damages allegedly arising from the presence of MTBE in groundwater. While it has not been named as a defendant in any litigation concerning the environmental effects of MTBE, the Business cannot provide assurances that it will not be involved in any such litigation or that such litigation will not have a material adverse effect on its business, results of operations, cash flows, or financial condition.

13.	SUBSEQUENT EVENTS

On April 6, 2006, Huntsman Corporation announced that it entered into a definitive agreement to sell the assets of the Business to Texas Petrochemicals, L.P. for a sales price of $269 million, subject to customary adjustments.

******

The schedule below contains quarterly financial data for fiscal years ended June 30, 2008 and 2007.

Texas Petrochemicals, Inc.
Quarterly Financial Data (Unaudited)
(Dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Year ended June 30, 2008
Total revenues	$486,116	$509,933	$461,983	$558,166	$2,016,198
Gross profits	66,773	59,917	60,305	77,012	$264,007
Income from operations	16,580	9,324	8,274	24,436	$58,614
Net income	7,042	2,248	3,484	13,850	$26,624

Earnings per share
Basic	0.40	0.13	0.20	0.79	$1.51
Diluted	0.39	0.12	0.19	0.77	$1.47
Weighted average shares outstanding (a):
Basic	17,585	17,583	17,583	17,587	17,588
Diluted	18,063	18,116	18,028	18,058	18,073

Year ended June 30, 2007
Total revenues	$504,890	$369,235	$399,790	$507,605	$1,781,520
Gross profits	66,672	42,857	54,091	77,803	$241,423
Income from operations	20,022	(2,188)	5,839	28,133	$51,806
Net income (loss)	10,188	(4,246)	534	14,754	$21,230

Earnings per share:
Basic	0.59	(0.25)	0.03	0.85	$1.23
Diluted	0.58	(0.25)	0.03	0.82	$1.20
Weighted average shares outstanding (a):
Basic	17,254	17,308	17,325	17,327	17,303
Diluted	17,568	17,308	17,896	18,002	17,761

(a) The sum of the individual quarterly net income per share may not agree to the total for the year as each period's computation is based on the weighted average number of shares outstanding during each period.

INDEX TO EXHIBITS

Exhibit	Description
2.1	Texas Petrochemicals LP’s Fourth Amended Plan of Reorganization
2.2	Asset Purchase Agreement, dated as of April 5, 2006 by and among Texas Petrochemicals LP and Huntsman Petrochemical Corporation and Huntsman Fuels, LP
3.1	Amended and Restated Certificate of Incorporation of Texas Petrochemicals Inc., dated as of May 3, 2004.
3.2	Amended and Restated Bylaws of Texas Petrochemicals Inc., dated as of May 3, 2004.
4.1	Term Loan Facility, dated as of June 27, 2006, among Texas Petrochemicals LP, Various Lending Institutions and Deutsche Bank Trust Company Americas, as Administrative Agent.
4.2
Revolving Credit Facility, dated as of June 27, 2006, among Texas Petrochemicals LP, and The Other Borrowers Named Herein, as Borrowers, Texas Petrochemicals LP, as Funds Administrator, Various Lending Institutions, Deutsche Bank Trust Company Americas, as Administrative Agent, and LaSalle Bank National association, as Collateral Agent, with LaSalle Bank National Association, as Syndication Agent, and Wachovia Bank, National association and Wells Fargo Foothill, LLC, and Allied Irish Bank, Plc as Co-Documentation Agents, as amended.

4.3
Joinder To Credit Agreement, dated as of March 28, 2008, among Texas Petrochemicals LP, Texas Butylene Chemical Corporation, Various Financial Institutions, and Deutsche Bank Trust Company Americas as administrative agent for the Lenders, with Deutsche Bank Securities Inc., as Lead Arranger

10.1	Amended Employment Agreement, dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Charles Shaver.
10.2	Amended Employment Agreement , dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Ruth Dreessen.
10.3	Amended Employment Agreement , dated as of July 1, 2008, by and between Texas Petrochemicals Inc. and Christopher Artzer.
10.4	Employment Agreement, dated as of January 8, 2007, by and between Texas Petrochemicals Inc. and Paula Sharp.
10.5	Employment Agreement, dated as of March 19, 2007, by and between Texas Petrochemicals Inc. and Luis Batiz.
10.6	Employment Agreement, dated as of September 2, 2008, by and between Texas Petrochemicals Inc. and Russell Crocket.
10.7	Texas Petrochemicals Inc. 2004 Stock Awards Plan
10.8	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan
21	Subsidiaries of the Registrant